Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-134127

PROSPECTUS

PACIFICNET INC.

3,152,228 Shares of Common Stock

This prospectus relates to the resale of up to 3,152,228 shares of our common stock being offered by the selling stockholders. Of the shares covered by this prospectus, 602,310 shares have been issued, 800,000 shares are issuable upon the conversion of convertible debentures, 985,918 shares are issuable upon the exercise of warrants, 104,000 shares may be issued for the payment of interest on the convertible debentures and 660,000 shares have been registered pursuant to our obligation in our registration rights agreement to register 150% of the shares of common stock issuable upon conversion of the debentures, warrants and interest on the debentures.  Of the shares of common stock included in this prospectus, 1,152,228 of the shares were previously registered. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. Assuming that all of the warrants held by the selling stockholders are exercised for cash, we will realize proceeds of approximately $10,606,647.

Our shares of common stock are traded on The Nasdaq Global Market under the symbol “PACT.” The last reported sale price of our common stock on December 5, 2006, was $4.74.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 5 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 8, 2006.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss later in “Risk Factors,” and our financial statements and related notes beginning on page F-1. Unless the context requires otherwise, the words “we,” “us” and “our” refer to PacificNet Inc.
About PacificNet Inc.

We were incorporated in the state of Delaware in 1987. We are a leading provider of customer relationship management (CRM) and telecom services, e-commerce and gaming technology in China. Our business consists of three groups, all of which operate within the outsourcing and telecommunications industries in Asia, primarily greater China, which includes the People's Republic of China (PRC), or mainland China, Hong Kong Special Administrative Region (HKSAR), Macau Special Administrative Region, and Taiwan, and one group that focuses on primarily administrative and corporate related matters. Through our subsidiaries we provide outsourcing services, telecom (VAS) services, and products (telecom & gaming) services. Our business process outsourcing (BPO) services include call centers providing CRM and telemarketing services, and our information technology outsourcing (ITO) includes software programming and development. We are value-added resellers and providers of telecom VAS, which comprises interactive voice response (IVR) systems, call center management systems, and VOIP, as well as mobile phone VAS, such as short messaging services (SMS) and multimedia messaging services (MMS). In 2004, we commenced our communication products distribution service, through wholesale and, to a lesser extent, retail sale and distribution of mobile phones, software and hardware, mobile accessories, and calling cards in Hong Kong and China. In 2005, we invested in Take1Technologies (formerly known as Cheer Era), a company that designs, manufactures, and distributes multimedia interactive self-service kiosks, bingo and gaming machines for the casino and slot machine operators Europe and Asia.

Our BPO services generate revenue from call center services, call center management software sales, and training and consulting. We invoice our call center clients monthly at per seat monthly rates, a base price plus commission per call, or a per hour charge rate, depending on the client's preference. Our call center software clients pay per license, for which there is usually a one-time charge on sale of the software and annual maintenance fees for service. We charge per project for our consulting and training services and for our telecom VAS, which are invoiced throughout the project. Our telecom VAS often includes a post-sale service contract for systems integration and consulting services for which we bill separately. Our communication products such as calling cards, kiosks and cell phones are sold cash-on-delivery. Our gaming center operations generate revenue through the sale of gaming machines to casinos, or through resellers who sell to casinos.

Our clients include the leading telecom operators, banks, insurance, travel, marketing, and service companies, as well as telecom consumers, in Greater China. Clients include China Telecom, China Netcom, China Mobile, China Unicom, PCCW, Hutchison Telecom, CSL, SmarTone, Sunday, Swire Travel, Coca-Cola, SONY, Samsung, Motorola, Nokia, TNT Express, Huawei, TCL, Dun & Bradstreet, American Express, Bank of China, DBS, Hong Kong Government, and Hongkong Post. PacificNet employs over 2,300 staff in our various subsidiaries in China with offices in Hong Kong, Beijing, Shanghai, Shenzhen, and Guangzhou.

        PacificNet's operations include the following four groups:

(1) Outsourcing Services: including BPO, call center, IT Outsourcing (ITO) and software development services.

(2) Telecom Value-added Services: including Content Providing (CP),IVR, Platform Providing (PP) and Service Providing (SP).

(3) Products (Telecom & Gaming): including communication and gaming products, GSM/CDMA/3G Products and Multimedia Communication Kiosks.

(4) Other Business: including internal administrative matters, other related corporate items, and other businesses.

Private Placement of Convertible Debentures and Warrants

On March 13, 2006, we completed a private placement in which we sold $8,000,000 in convertible debentures and issued warrants to purchase up to an aggregate of 400,000 shares of common stock. The debentures are convertible at any time into shares of our common stock at an initial fixed conversion price of $10.00 per share, subject to adjustments for certain dilutive events. The debentures are due March 13, 2009. The warrants are exercisable for a period of five years at an exercise price of $12.20 per share. At the closing of the private placement, we prepaid the first year’s interest on debentures equal to 5% of the aggregate principal amount of debentures. We will pay interest in cash or shares, provided that certain conditions are met, at the rate of 6% for the second year the debentures are outstanding and then 7% for the third. Beginning January 1, 2007, we are obligated to redeem up to $320,000 every month, plus accrued, but unpaid interest, liquidated damages and penalties. We also have the option to prepay the debentures at any time, provided that certain conditions have been met, after the 12 month anniversary of the effective date of the registration statement of which this prospectus is part, some or all of the outstanding debentures for cash in an amount equal to 120% of the principal amount outstanding, plus accrued, but unpaid interest, liquidated damages and penalties outstanding. At any time after the six month anniversary of the effective date, we may force the holders to convert up to 50% of the then outstanding principal amount of the debentures, subject to certain trading conditions being met. If any event of default occurs under the debentures or other related documents, the holders may elect to accelerate the payment of the outstanding principal amount of the debenture, plus accrued, but unpaid interest, liquidated damages and penalties, which shall become immediately due and payable.

Under the terms of the registration rights agreement, dated February 28, 2006, entered into among the Company and the holders, we are obligated to register for resale 150% of the shares of common stock issuable upon conversion of the debentures and the warrants, and interest on the convertible debentures. We are currently in default under the private placement transaction documents for the untimely filing of the registration statement, of which this prospectus is part, and for the failure to have the registration statement declared effective prior to the effectiveness date set forth in the registration rights agreement. As of November 1, 2006, we could be liable for liquidated damages of approximately $800,000 as a result of the foregoing. As of the date of this prospectus, we have paid $35,000 in liquidated damages to one holder. As of the date of this prospectus the holders have not elected to accelerate the payment of the outstanding principal and interest owing on the debenture.

Also in connection with the private placement, Messrs. Tony Tong, Victor Tong and Shaojian Wang and Sino Mart Management Ltd., and its sole officer and director, Mr. Cho Sam Tong, entered into lock-up agreements restricting the disposition of shares of our common stock beneficially owned by them until the earlier of 30 days from the effective date of the registration statement, or February 28, 2008.

Messrs. Tony and Victor Tong, Wang and Sino Mart Management Ltd. each executed letter agreements to the holders of the convertible debentures and warrants, in which they each agreed to vote all of the shares of the Company over which they have voting control in favor of any resolutions presented to the stockholders of the Company to approve the issuance, in the aggregate, of more than 19.999% of the number of shares of common stock of the Company outstanding on the closing date of the private placement. They executed each letter agreement in consideration of, and as a condition to the consummation of the private placement.

C.E. Unterberg, Towbin L.L.C. acted as Placement Agent and received a cash fee in the amount of $449,500 and a warrant to purchase up to 16,000 shares. Maxim Group also acted as Placement Agent and received a cash fee in the amount of $50,000.

RECENT DEVELOPMENTS

Unwinding of Business Acquisition

    On December 19, 2005, we announced the execution by our wholly-owned subsidiary, PacificNet Strategic Investment Holdings Limited ("PacInvest”), of an Agreement for the Sale and Purchase of 100% of Lion Zone Holdings Limited (the “Sale and Purchase Agreement”). Pursuant to the terms of the Sale and Purchase Agreement, PacInvest acquired a 51% interest in Lion Zone Holdings Limited ("Lion Zone"), which holds a 100% interest in Shenzhen GuHaiGuanChao Investment Consultant Co., Ltd. ("ChinaGoHi"), a wholly-owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China.

    On November 20, 2006, PacInvest executed an agreement to terminate (the “Termination Agreement”), the Sale and Purchase Agreement with Lion Zone, ChinaGoHi and Mr. Wang Wenming (collectively, the “Sellers”). The Termination Agreement was effective as of November 1, 2006. As a result of the Termination Agreement, Mr. Wang Wenming and Lion Zone agreed to return to PacInvest, (1) HKD$3,000,000, (2) USD$100,000 in cash, and (3) 275,000 of our restricted shares, and PacInvest returned its 51% interest in Lion Zone to Mr. Wang. Additionally, the Sellers agreed to waive PacInvest’s obligation during the term of the Sale and Purchase Agreement to issue the restricted shares and to provide certain loans to the Sellers. PacInvest reserved its right to re-purchase the 51% interest within 2 years of the date of signing the Termination Agreement for a purchase price of 5 times net profit based on U.S. GAAP audited financials for a period of 12 months after signing. All of the parties to the Termination Agreement agreed to waive any liabilities of each party which may result from the Termination Agreement.

    The decision to terminate the Sale and Purchase Agreement was due to ChinaGoHi’s inability to obtain the approval of, and get the necessary license to operate from, the China Securities Regulatory Commission (“CSRC”).  We have previously disclosed in our periodic reports filed with the Securities and Exchange Commission that in the past, the Chinese government has stopped the distribution of information that it believes violates PRC law over the Internet or through VAS.  We have disclosed the risk that if the PRC government were to take any action to limit or prohibit the distribution of information through our networks or via our VAS, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.  In July 2006, the Chinese Broadcasting Bureau along with the CSRC banned the TV membership sales model, which was the model ChinaGo Hi employed in its business. The Sale and Purchase Agreement provided that if ChinaGoHi or Lion Zone was banned or in any way restricted from conducting business under the existing or new PRC laws or legislation during the period from signing the Sale and Purchase Agreement to July 1, 2006, and ChinaGoHi failed to change its business model in good faith to adapt to the new regulations, and such failure resulted in any shortcoming of the accumulated net profit, ChinaGoHi and Lion Zone would return to PacInvest all the cash and shares they obtained under the Agreement.

Business Acquisition

In August 2006, PacificNet Games Limited (PacGames) completed the acquisition of 100% of Able Entertainment Technology Ltd, a leading provider of Asian multi-player electronic gaming machines, gaming technology solutions and gaming related maintenance, IT and distribution services for the leading hotel, casino and slot hall operators based in Macau, China and other Asian gaming markets. Macau is expected to surpass Las Vegas in total revenues by 2006. Currently, table games make up the bulk of Macau casino revenues, which is in sharp contrast to other areas such as Las Vegas. With this acquisition, PacGames is a leading developer of electronic versions of these popular table games which are less expensive to run resulting in higher casino profits with great appeal to the mass market players. Further, the growing market in Macau is for Asian table games such as Baccarat, Roulette, Fan Tan, Fish-Prawn-Crab and Sic-Bo Cussec as these games have wider acceptance in the Asian market than Western games such as poker or slots. The development, manufacturing, maintenance, and service of electronic Asian table games are underserved areas which are predicted to grow considerably as Macau's gaming market matures. PacGames products include multi-play electronic gaming machines such as Baccarat, Fish-Prawn-Crab, Sib-Bo Cussec, Roulette, and Video Lottery Terminals (VLT) such as Keno and Bingo, as well as other traditional slot machines. We intend to continue to grow our business by acquiring and managing growing technology and network communications businesses with established products and customers in Asia.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which appear elsewhere in this prospectus.

CONSOLIDATED STATEMENT OF OPERATIONS DATA

	Nine months ended September 30,		Year Ended December 31,
	2006(unaudited)	2005(unaudited) (as restated)	2005 (as restated)	2004	2003 (as restated)	2002	2001
Statement of Operations Data:	(in thousands, except per share data)
Revenues	$47,239	$32,539	$44,341	$29,709	$1,217	$2,319	$961
Cost of revenues	(33,352)	(25,979)	(33,439)	(24,074)	(698)	(1,787)	(803)
Gross margin	13,887	6,560	10,902	5,635	519	532	158
Operating expenses: selling, general and administrative	(11,599)	(3,536)	(6,104)	(3,513)	(1,856)	(3,176)	(4,044)
Interest expense	(851)	(182)	(229)	(185)	-	-	-

Earnings/(Loss) from operations	1,437	2,842	4,569	1,937	(1,337)	(2,644)	(3,886)
Interest income	177	155	246	79	27	33	187
Other income	173	577	830	422	54	-	-
Liquidated damages expense	(800)	-	-	-	-	-	-
Changes in fair value of derivatives	1,212	-	-	-	-	-	-
Provision for impairment losses in affiliated companies	-	-	-	-	-	(97)	(1,093)
Earnings before income tax, minority interests and discontinued operations	2,199	3,574	5,645	2,438	(1,256)	(2,708)	(4,792)
Provision for Income Tax	(319)	(51)	(222)	(30)	(32)	-	-
Share of earnings of associated company	129	12	(8)	32	-	-	(34)
Loss from discontinued operations	-	-	-	(43)	-	(107)	(179)
Minority Interests	(1,405)	(1,916)	(2,926)	(1,623)	7	(106)	-
Net earnings available to common stockholders	604	1,619	2,489	774	(1,281)	(2,921)	(5,005)
Continuing Operations: Basic earnings/(loss) per share	0.05	0.16	0.25	0.11	(0.24)	(0.67)	(2.99)
Diluted earnings/(loss) per share	0.05	0.15	0.23	0.09	(0.24)	(0.67)	(2.99)
Discontinued Operations:
Basic earnings/(loss) per share	-	-	-	-	-	(0.03)	(0.11)
Diluted earnings/(loss) per share	-	-	-	-	-	(0.03)	(0.11)

CONSOLIDATED BALANCE SHEET DATA
	As of September 30,		As of December 31,
	2006 (unaudited)	2005 (unaudited) (as restated)	2005 (as restated)	2004 (as restated)	2003 (as restated)	2002	2001
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$7,439	$5,168	$9,579	$6,764	$3,823	$3,694	$1,344
Accounts receivable	13,116	7,670	5,998	5,644	1,890	220	199
Property and equipment, net	8,731	4,746	4,300	1,118	466	284	332
Total assets	67,070	43,365	51,203	33,250	7,770	4,314	2,555
Total current liabilities	9,600	7,244	10,620	5,346	4,845	930	840
Total liabilities	19,079	7,361	10,704	5,544	5,371	930	840
Minority interest in consolidated subsidiaries	11,586	5,316	8,714	2,396	(110)	131	33
Total stockholders’ equity	36,405	30,688	31,785	25,310	2,509	3,253	1,682

Executive Offices

Our executive offices are located in Beijing, Hong Kong, Shenzhen and Guangzhou, China at the following addresses:

PacificNet Beijing Office: 23/F, Building A, TimeCourt, No.6 Shuguang Xili, Chaoyang District, Beijing, China Postal Code: 100028. Tel:86-010-59225020, Fax: 86-010-59225001 and Email: BJ-Office@PacificNet.com.

PacificNet Limited Hong Kong Office: 601 New Bright Building, 11 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong. Tel: 011-852-2876-2900, Fax: 011-852-27930689 and E-mail: HKOffice@PacificNet.com.

PacificNet Shenzhen Office: Room 901, Tower A, Tian An High-Tech Plaza, Tian An Cyber Park, Fu Tian District, Shenzhen, China Postal Code: 518040. Tel:011-86-7553360672, Fax: 011-86-7553360675 and Email: SZ-Office@PacificNet.com.

PacificNet Guangzhou Office: 15/F, Building A, Huajian Plaza, No. 233 Tianfu Road, Tianhe District, Guangzhou, China Postal Code: 510630. Tel: 011-86-020-85613432, Fax: 011-86-020-81613659 and Email: GZ-Office@PacificNet.com.

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this prospectus before deciding to purchase our common stock. You should pay particular attention to the fact that we conduct a majority of our operations in China and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND RECENTLY EXPERIENCED A SIGNIFICANT INCREASE IN REVENUE THAT MAY NOT BE SUSTAINED.

Our business operations commenced in 1994, and subsequently the business was incorporated as a Delaware corporate entity in 1999. Our operating history may be insufficient to evaluate our business and future prospects. Although our revenue have grown rapidly in the past two years, primarily as a result of our increased acquisition activity, we cannot assure investors that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties in implementing our business model, including our potential failure to:

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions;

•	maintain adequate control of our expenses; and

•
anticipate and adapt to changing conditions in the markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

THE ACQUISITION OF NEW BUSINESSES IS COSTLY AND SUCH ACQUISITIONS MAY NOT ENHANCE OUR FINANCIAL CONDITION.

Our growth strategy is to acquire companies and identify and acquire assets and technologies from businesses in greater China that have services, products, technologies, industry specializations or geographic coverage that extend or complement our existing business. The process to undertake a potential acquisition is time-consuming and costly. We expend significant resources to undertake business, financial and legal due diligence on our potential acquisition target and there is no guarantee that we will acquire the company after completing due diligence. Any future acquisitions will be subject to a number of challenges, including:

•	the diversion of management time and resources and the potential disruption of our ongoing business;

•	difficulties in maintaining uniform standards, controls, procedures and policies;

•	potential unknown liabilities associated with acquired businesses;

•	the difficulty of retaining key alliances on attractive terms with partners and suppliers; and

•	the difficulty of retaining and recruiting key personnel and maintaining employee morale.

Our acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to undisclosed or potential liabilities of acquired companies. During the fiscal year ended December 31, 2005, we acquired a controlling interest in Guangzhou 3G Information Technology Co. Ltd. (“Guangzhou3G-WOFE”), Guangzhou Clickcom Digit-net Science and Technology Ltd. (“Clickcom-WOFE”) and Shenzhen GuHaiGuanChao Investment Consultant Company Limited (“ChinaGoHi”), a wholly owned foreign enterprise (WOFE) registered in China. We expect that acquisitions will strengthen our position as a provider of outsourced call center, VAS and communication products in Asia. Although our agreements provide that the consideration is payable upon the acquired company attaining certain income milestones annually, there is no guarantee that these milestones will be reached. If they are not reached as anticipated, the time, cost and capital to acquire the company may outweigh the anticipated benefits from consolidation of their income. At December 31, 2005, PacificNet's consolidated balance sheet reflects approximately $14.8 million of goodwill, primarily as a result of several acquisitions that is not subject to amortization in the ordinary course of business. To the extent that the businesses acquired in these transactions do not remain competitive, some or all of the goodwill related to that acquisition could be charged against future earnings.

A SUBSTANTIAL PORTION OF OUR BUSINESS DEPENDS ON MOBILE TELECOMMUNICATIONS OPERATORS IN CHINA AND ANY LOSS OR DETERIORATION OF SUCH RELATIONSHIPS MAY RESULT IN SEVERE DISRUPTIONS TO OUR BUSINESS OPERATIONS.

We rely entirely on the networks and gateways of China Mobile and China Unicom to provide our wireless value-added services. Thus, we face certain risks in conducting our wireless value-added services business, such as the following:

(1)
Currently, China Mobile and China Unicom are the only mobile telecommunications operators in China that have platforms for wireless value-added services. Our agreements with them are generally for a period of less than one year and generally do not have automatic renewal provisions. If neither of them is willing to continue to cooperate with us, we will not be able to conduct our existing wireless value-added services business.

(2)
Our agreements with China Mobile and China Unicom are subject to negotiation upon expiration. If any of the mobile telecommunications operators decides to change its content or transmission fees or its share of revenue, or does not comply with the terms of the agreement, our revenue and profitability could be materially adversely affected.

THE MOBILE TELECOMMUNICATIONS OPERATORS MAY LAUNCH AND MAY HAVE ALREADY LAUNCHED COMPETING SERVICES OR COULD DISCONTINUE THE USE OF EXTERNAL CONTENT AGGREGATORS SUCH AS OURSELVES ENTIRELY AT ANY TIME.

Due to our reliance on the mobile telecommunications operators for our wireless value-added services, any loss or deterioration of our relationship with any of the mobile telecommunications operators may result in severe disruptions to our VAS business operations and the loss of a significant portion of our revenue.

OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE MATERIALLY AFFECTED BY THE CHANGES IN POLICIES OR GUIDELINES OF THE MOBILE TELECOMMUNICATIONS OPERATORS.

The mobile telecommunications operators in China may, from time to time, issue certain operating policies or guidelines, requesting or stating its preference for certain actions to be taken by all wireless value-added service providers using their platforms. Due to our reliance on the mobile telecommunications operators, a significant change in their policies or guidelines may have a material adverse effect on us. For example, some mobile telecommunications operators recently revised their billing policies to request all wireless value-added service providers to confirm the subscription status of those users who have not been active for three months. Such change in policies or guidelines may result in lower revenue or additional operating costs for us, and we cannot assure investors that our financial condition and results of operations will not be materially adversely affected by any policy or guideline change by the mobile telecommunications operators in the future.

WE MAY BE SUBJECT TO ADVERSE ACTIONS FOR ANY BREACH OR PERCEIVED BREACH BY US OF THE POLICIES OR GUIDELINES IMPOSED BY THE MOBILE TELECOMMUNICATIONS OPERATOR WITH RESPECT TO CONTENT PROVIDED ON OR LINKED THROUGH OUR WEBSITES.

The mobile telecommunications operators in China may impose policies or guidelines to govern or restrict the content provided by all wireless value-added service providers, including content developed by us or content supplied by others to us. The mobile telecommunications operators from time to time have requested wireless value-added services providers, including us, to remove objectionable content or links to or from websites with certain categories of content, including content that they may deem to be sexually explicit. We aggregate and develop content that we consider attractive to our targeted user base, and we cannot assure investors that the mobile telecommunications operators will not from time to time find certain portions of our content to be objectionable. In the case of a breach or perceived breach of such policies or guidelines, the mobile telecommunications operators may require us to reduce or curtail the content on our Internet portal, which may reduce our portal traffic, and the mobile telecommunications operators may have the right to impose monetary fines upon us, or terminate our cooperation with them. In addition, we would be liable to the mobile telecommunications operators for their economic losses pursuant to our agreements with these operators if we were found to be in breach of the policies or guidelines promulgated by them. As a result of the occurrence of any of the above, our financial condition and results of operations may be materially adversely affected.

OUR DEPENDENCE ON THE SUBSTANCE AND TIMING OF THE BILLING SYSTEMS OF THE MOBILE TELECOMMUNICATIONS OPERATORS MAY REQUIRE US TO ESTIMATE PORTIONS OF OUR REPORTED REVENUE FOR WIRELESS VALUE-ADDED SERVICES FROM TIME TO TIME. AS A RESULT, SUBSEQUENT ADJUSTMENTS MAY HAVE TO BE MADE TO OUR WIRELESS VALUE-ADDED SERVICES REVENUE IN OUR FINANCIAL STATEMENTS.

As we do not bill our wireless value-added services users directly, we depend on the billing systems and records of the mobile telecommunications operators to record the volume of our wireless value-added services provided, charge our users through mobile telephone bills and collect payments from our users and pay us. In addition, we do not generally have the ability to independently verify or challenge the accuracy of the billing systems of the mobile telecommunications operators. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless value-added services they bill to users in that month will be delivered to us, and generally within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless value-added services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such statements.

OUR COMMUNICATION PRODUCTS ARE PROVIDED CASH-ON-DELIVERY, WHICH LEAVES US VULNERABLE TO THEFT AND EMPLOYEE EMBEZZLEMENT.

The purchase of calling cards, SIM cards and other mobile phone products are made with cash. Although there is a low risk that clients will not pay for these services when delivered, our retail stores maintain cash on hand which might make them robbery targets. We also face the risk that employees who collect the cash and others who may be aware that cash is available at these sites might embezzle the money. Theft or embezzlement could have a material adverse effect on the revenue generated and the financial condition of our business operations.

WE INTEND TO OPERATE EACH OF OUR ACQUIRED BUSINESSES ON A STANDALONE BASIS.

We do not intend to integrate the information or communications systems, management, or other aspects of the businesses we acquire. If we integrated the businesses, we might be able to reduce expenses by eliminating duplicative personnel, facilities, or technology and other costs. In addition, facilities and technology integration might make inter-company communications and transactions more efficient. By declining to integrate the acquired businesses, we might forego opportunities to operate more profitably. Furthermore, our decision not to integrate these businesses might result in difficulties in evaluating the effectiveness of our internal control over financial reporting, which could complicate compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

BECAUSE WE DO NOT HAVE EMPLOYMENT AGREEMENTS WITH MANAGEMENT OF THE ACQUIRED COMPANIES, OUR BUSINESS OPERATIONS MIGHT BE INTERRUPTED IF THEY WERE TO RESIGN AND SEEK EMPLOYMENT WITH COMPETITORS.

As part of our acquisition strategy, we do not use our own employees or members of our management team to operate the acquired companies. Key management at these companies has been in place for several years and has established solid relationships with their customers. Competition in our industry for executive-level personnel is strong and we can make no assurance that we will be able to retain the highly effective executive employees. Although we provide incentives to management to stay with the acquired business, we have not entered into employment agreements with them. If such key persons were to resign we might face impairment of relationships with remaining employees or customers, which might result in further resignation by employees, and might cause long-term clients to terminate their relationship with us. Furthermore, we have not entered into any non-competition and confidentiality agreements with these employees and management. Due to the limited enforceability of these types of agreements in China, we face the risk that employees of the acquired subsidiaries might divulge our software and other protected intellectual property secrets to competitors.

OUR CUSTOMERS ARE CONCENTRATED IN A LIMITED NUMBER OF INDUSTRIES.

Our clients are concentrated primarily in the telecommunications, telemarketing and technology industries, and to a lesser extent, the insurance and financial services industries, where the current trend is to outsource certain CRM and VAS. Our ability to generate revenue depends on the demand for our services in these industries. An economic downturn, or a slowdown or reversal of the tendency in any of these industries to rely on outsourcing could have a material adverse effect on our business, results of operations or financial condition.

THE MARKET IN WHICH WE COMPETE IS HIGHLY COMPETITIVE AND FRAGMENTED AND WE MAY NOT BE ABLE TO MAINTAIN MARKET SHARE.

We expect competition to persist and intensify in the future. Our competitors are mainly leaders in the CRM services market, such as PCCW Teleservices (Hong Kong) Limited, China Motion Telecom International Limited, and Teletech (Hong Kong) Limited. Our competitors also include small firms offering specific applications, divisions of large entities and other large independent firms. We face the risk that new competitors with greater resources than ours will enter our market. Furthermore, increasing competition among telecom companies in greater China has led to a reduction in telecommunication services fees that can be charged by such companies. If a reduction in telecommunication services fees negatively impacts revenue generated by our clients, they may require us to reduce the price of our services, or seek competitors of ours that charge less. If we must significantly reduce the price of our services, the decrease in revenue could adversely affect our profitability.

KEY EMPLOYEES ARE ESSENTIAL TO GROWING OUR BUSINESS.

Tony Tong, our Chairman and Chief Executive Officer, and Victor Tong, our President, are essential to our ability to continue to grow through acquisitions. Messrs. Tong and Tong have established relationships within our industry. Their business contacts have been critical in identifying and negotiating with acquisition candidates. If either of them were to leave our employ, our growth strategy might be hindered, which could limit our ability to increase revenue.

THE ESTABLISHMENT AND EXPANSION OF INTERNATIONAL OPERATIONS REQUIRES SIGNIFICANT MANAGEMENT ATTENTION.

All of our current, as well as any anticipated future revenue, are or are expected to be derived from Asia. Our international operations are subject to risks, including the following, which, if not planned and managed properly, could materially adversely affect our business, financial condition and operating results:

•	legal uncertainties or unanticipated changes regarding regulatory requirements, liability, export and import restrictions, tariffs and other trade barriers;

•	longer customer payment cycles and greater difficulties in collecting accounts receivable;

•	uncertainties of laws and enforcement relating to the protection of intellectual property; and

•	potentially uncertain or adverse tax consequences.

OUR OPERATIONS COULD BE CURTAILED IF WE ARE UNABLE TO OBTAIN REQUIRED ADDITIONAL FINANCING.

Since inception our investments and operations primarily have been financed through sales of our common stock. In the first quarter of 2006 we completed a financing of convertible debentures for $8,000,000. In the future we may need to raise additional funds through public or private financing, which may include the sale of equity securities, including securities convertible into our common stock. The issuance of these equity securities could result in dilution to our stockholders. If we are unable to raise capital when needed, our business growth strategy may slow, which could severely limit our ability to increase revenue.

FLUCTUATIONS IN THE VALUE OF THE HONG KONG DOLLAR OR RMB RELATIVE TO FOREIGN CURRENCIES COULD AFFECT OUR OPERATING RESULTS.

We have historically conducted transactions with customers outside the United States in United States dollars. Payroll and other costs of foreign operations are payable in foreign currencies, primarily Hong Kong dollars and Chinese renminbi. To the extent future revenue is denominated in foreign currencies, we would be subject to increased risks relating to foreign currency exchange rate fluctuations that could have a material adverse affect on our business, financial condition and operating results. The value of Hong Kong dollars and Chinese renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As our operations are primarily in Asia, any significant revaluation of Hong Kong dollars or the Chinese renminbi may materially and adversely affect our cash flows, revenue and financial condition. For example, to the extent that we need to convert U.S. dollars into Hong Kong dollars or Chinese renminbi for our operations, appreciation of either currency against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Hong Kong dollars or Chinese renminbi into U.S. dollars for other business purposes and the U.S. dollar appreciates against either currency, the U.S. dollar equivalent of the respective currency we convert would be reduced. To date, we have not engaged in any hedging transactions in connection with our international operations.

WE HAVE NEVER PAID CASH DIVIDENDS AND ARE NOT LIKELY TO DO SO IN THE FORESEEABLE FUTURE.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

RISKS ASSOCIATED WITH DOING BUSINESS IN GREATER CHINA

There are substantial risks associated with doing business in greater China, as set forth in the following risk factors.

OUR OPERATIONS AND ASSETS IN GREATER CHINA ARE SUBJECT TO SIGNIFICANT POLITICAL AND ECONOMIC UNCERTAINTIES.

Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

CURRENCY FLUCTUATIONS AND RESTRICTIONS ON CURRENCY EXCHANGE MAY ADVERSELY AFFECT OUR BUSINESS, INCLUDING LIMITING OUR ABILITY TO CONVERT CHINESE RENMINBI INTO FOREIGN CURRENCIES AND, IF CHINESE RENMINBI WERE TO DECLINE IN VALUE, REDUCING OUR REVENUE IN U.S. DOLLAR TERMS.

Our reporting currency is the U.S. dollar and our operations in China and Hong Kong use their respective local currencies as their functional currencies. The majority of our revenue derived and expenses incurred are in Chinese renminbi with a relatively small amount in Hong Kong dollars and U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of renminbi to U.S. dollars had generally been stable and the renminbi had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of Chinese renminbi to the U.S. dollar. Under the new policy, Chinese renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese renminbi appreciated approximately 2.5% against the U.S. dollar in 2005. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese renminbi against the U.S. dollar. We can offer no assurance that Chinese renminbi will be stable against the U.S. dollar or any other foreign currency.

The income statements of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of Chinese renminbi into foreign currency for current account items, conversion of Chinese renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese renminbi in the future. Because a significant amount of our future revenue may be in the form of Chinese renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese renminbi to fund our business activities outside China, or to repay foreign currency obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operation.

WE ARE REQUIRED TO OBTAIN LICENSES TO EXPAND OUR BUSINESS INTO MAINLAND CHINA.

Our activities must be reviewed and approved by various national and local agencies of the Chinese government before they will issue business licenses to us. There can be no assurance that the current Chinese government, or successors, will continue to approve and renew our licenses. If we are unable to obtain licenses or renewals we will not be able to continue our business operations in mainland China, which would have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE LIMITED LEGAL RECOURSE UNDER PRC LAW IF DISPUTES ARISE UNDER OUR CONTRACTS WITH THIRD PARTIES.

The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our new business ventures are unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent us from accessing important information regarding the financial and business operations of these acquired companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under PRC law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

WE MUST COMPLY WITH THE FOREIGN CORRUPT PRACTICES ACT.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. If our competitors engage in these practices they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. Although we inform our personnel that such practices are illegal, we can not assure that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

PRC LAWS AND REGULATIONS RESTRICT FOREIGN INVESTMENT IN CHINA’S TELECOMMUNICATIONS SERVICES INDUSTRY AND SUBSTANTIAL UNCERTAINTIES EXIST WITH RESPECT TO OUR CONTRACTUAL AGREEMENTS WITH DIANXUN-DE, SUNROOM-DE, WANRONG-DE AND IMOBILE-DE TO UNCERTAINTIES REGARDING THE INTERPRETATION AND APPLICATION OF CURRENT OR FUTURE PRC LAWS AND REGULATIONS.

Since we are deemed to be foreign persons or foreign funded enterprises under PRC laws and cannot directly invest in telecommunications companies, we operate our IVR, call center and telecom value-added services business in China through operating companies or variable interest entities (VIEs) owned by PRC citizens. We control these companies and operate these businesses through contractual arrangements with the respective operating companies and their individual shareholders, but we have no equity control over these companies. Although we believe we are in compliance with current PRC regulations, we cannot be sure that the PRC government would view these operating arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. In the opinion of our in-house PRC legal counsel, our current ownership structure, the contractual arrangements among our wholly owned subsidiaries and the operating company and their shareholders comply with all existing applicable PRC laws, rules and regulations. Because this structure has not been challenged or examined by PRC authorities, they have not commented on it and uncertainties exist as to whether the PRC government may interpret or apply the laws governing these arrangements in a way that is contrary to the opinion of our in-house PRC counsel. If we, or the operating companies, were found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to deal with such violation, including, but not limited to the following:

•	levying fines;

•	confiscating income;

•	revoking licenses;

•	shutting down servers or blocking websites;

•	requiring a restructure of ownership or operations; and/or

•	requiring the discontinuance of wireless VAS and online advertising businesses.

We may also encounter difficulties in obtaining performance under or enforcement of related contracts. Any of these or similar actions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may materially adversely affect our business, financial condition and results of operations.

OUR CONTRACTUAL AGREEMENTS WITH DIANXUN-DE, SUNROOM-DE, WANRONG-DE AND IMOBILE-DE MAY NOT BE AS EFFECTIVE IN PROVIDING OPERATIONAL CONTROL AS DIRECT OWNERSHIP OF THESE BUSINESSES.

We depend on operating companies in which we have little or no equity ownership interest and must rely on contractual agreements to control and operate these businesses. Our contractual agreements with each of the operating companies may not be as effective in providing and maintaining control over the operating companies and their business operations as direct ownership of these businesses. For example, we may not be able to take control of the operating company upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or capacity. Furthermore, if the operating companies fail to perform as required under those contractual agreements, we will have to rely on the PRC legal system to enforce those agreements and due to the uncertainties that exist under PRC Law about the structure of our acquisition, and there is no guarantee that we will be successful in an enforcement action. In addition, the PRC government may propose new laws or amend current laws that may be detrimental to our current contractual agreements with our operating companies, which may in turn have a material adverse effect on our business operations.

THE PRC GOVERNMENT MAY PREVENT US FROM ADVERTISING OR DISTRIBUTING CONTENT THAT IT BELIEVES IS INAPPROPRIATE

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through VAS that it believes to violate PRC law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may need the permission of the Chinese government prior to publishing certain news items, such as news relating to national security. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any website maintained outside China at its sole discretion. If the PRC government were to take any action to limit or prohibit the distribution of information through our network or via our VAS, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed. We are also subject to potential liability for content on our website that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems. Furthermore, we are required to delete content that clearly violates the laws of China and report content that we suspect may violate PRC law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our website.

POTENTIAL VIOLATION OF THE PRC REGULATION DUE TO INSUFFICIENT REGISTERED CAPITAL OF VIE

Through GuangZhou DianXun Company Limited (the “Dianxun-DE”), a Chinese variable interest entity (‘VIE’) controlled through business agreement, we are able to provide indirectly to China’s telecom operators, a wide variety of wireless internet services for mobile phones, such as SMS, Wireless Application Protocol, or WAP, which allows users to access information instantly via handheld wireless devices, and Java mobile applications. The registered capital of Dianxun-DE was approx. US$1.25million, 90% of which was funded by borrowed assets at the inception of the company in order to obtain the operating license for the regulated VAS industry in which the VIE operates. The borrowed assets were returned to lenders subsequent to obtaining the necessary regulatory approval for the registered capital. On consolidation of this VIE for the year ended December 31, 2005, we reduced the registered capital of the VIE to $125,000 to reflect the fair value of its net asset value at the time of acquisition. We will not be able to continue our business operations through this VIE if the regulatory authorities do not renew the licenses due to insufficient registered capital. For indicative purposes according to the PRC Telecommunication Rules, all telecommunication value added service providers can only carry on business if a Company maintains a minimum capital requirement of at least RMB10,000,000. The minimum capital requirement required in Shanghai, China, in order to get a provincial VAS license is Rmb1,000,000 (or US$125,000).

RISKS RELATED TO OUR TECHNOLOGY AND EQUIPMENT

OUR INSURANCE MAY NOT BE SUFFICIENT TO RESTORE OUR CALL CENTER IF OPERATIONS ARE INTERRUPTED BY NATURAL DISASTER OR OTHER DESTRUCTION OF OUR FACILITIES OR EQUIPMENT.

Our operations depend on our ability to protect our call centers, data centers, CRM information, customer database, data warehouse, computer and telecommunications equipment and software systems against damage from fire, power loss, telecommunications interruption or failure, hacker attacks, natural disaster, epidemic, terrorism, act of war and other similar events. In the event we experience a temporary or permanent interruption at one or more of our call centers, through casualty, operating malfunction or otherwise, our business could be materially adversely affected and we may be required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts with us. While we maintain certain property and business interruption insurance, such insurance may not adequately compensate us for all losses that we may incur and may not be adequate to cover the costs of rebuilding these centers. If we are unable to restore our operations, our business activities would cease.

WE MUST RESPOND QUICKLY AND EFFECTIVELY TO NEW TECHNOLOGICAL DEVELOPMENTS.

Our VAS business is highly dependent on our computer and telecommunications equipment and software systems. Our failure to maintain the superiority of our technological capabilities or to respond effectively to technological changes could adversely affect our business, results of operations or financial condition. Our future success also depends on our ability to enhance existing software and systems and to respond to changing technological developments. If we are unable to successfully develop and bring to market new software and systems in a timely manner, our competitors technologies or services may render our products or services noncompetitive or obsolete.

RISKS RELATED TO OUR COMMON STOCK

EFFORTS TO COMPLY WITH RECENTLY ENACTED CHANGES IN SECURITIES LAWS AND REGULATIONS WILL INCREASE OUR COSTS AND REQUIRE ADDITIONAL MANAGEMENT RESOURCES. OUR FAILURE TO COMPLY COULD ADVERSELY AFFECT OUR STOCK PRICE.

We have rapidly grown by acquisition since 2004. We do not integrate the business operations of our target companies and therefore have separate administration and accounting personnel at each subsidiary location. We have sought to improve our existing disclosure controls and procedures and to that end, have substantially increased our accounting and administrative resources. Due to the number of new subsidiaries we have acquired, we have faced significant challenges with the timely reporting of information necessary to complete the financial statements to be filed with the Securities and Exchange Commission. Our failure to timely file our annual and quarterly reports may have an adverse affect on our stock price and may put our common stock in jeopardy of being delisted.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, public companies are required to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K and the public accounting firm auditing a company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2007. We have only recently begun to evaluate our internal controls over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2007 and future year ends, as required by Section 404 of the Sarbanes-Oxley Act, we could experience delays or inaccuracies in our reporting of financial information, or non-compliance with SEC reporting and other regulatory requirements. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect our stock price.

WE ISSUED $8,000,000 IN CONVERTIBLE DEBENTURES DUE IN 2009, OR POSSIBLY EARLIER, WHICH WE MAY NOT BE ABLE TO REPAY IN CASH AND COULD RESULT IN DILUTION OF OUR BASIC EARNINGS PER SHARE.

In March 2006, we issued $8 million in convertible debentures due March 2009. The debentures are convertible at any time into shares of our common stock at an initial fixed conversion price of $10.00 per share, subject to adjustments for certain events. If any event of default occurs under the debentures or other related documents (including, but not limited to the payment of liquidated damages under the terms of the registration rights agreement, which as of the date of this prospectus, $35,000 of such liquidated damages has been paid), the holders may elect to accelerate the payment of the outstanding principal amount of the debenture, plus accrued, but unpaid interest, liquidated damages or other amounts, which shall become immediately due and payable. Beginning January 1, 2007, we are obligated to redeem $320,000 every month, plus accrued, but unpaid interest, liquidated damages and penalties. We may choose to pay such redemption amount in cash, or, subject to meeting certain conditions, we may pay all or a part of the redemption amount in shares of common stock. We may not have enough cash on hand or have the ability to access cash to pay the redemption amount, or upon acceleration of the debenture in the case of an event of default, or at maturity. In addition, the redemption of the debentures with our shares or the conversion of the debentures into shares of common stock could result in dilution of our basic earnings per share.

THE PRICE OF OUR STOCK HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO DO SO.

Our stock price has fluctuated dramatically. There is a significant risk that the market price of our common stock will decrease in the future in response to any of the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	announcements that our revenue or income are below analysts’ expectations;

•	general economic slowdowns;

•	changes in market valuations of similar companies;

•	sales of large blocks of our common stock;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of companies with primarily international-based operations.

FUTURE SALES OF SHARES COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK

As of November 17, 2006, we had 14,008,497 shares of common stock issued, of which 11,671,836 shares were outstanding, which shares will be available to be sold in the public market in the near future, subject to, with respect to shares of common stock held by affiliates and shares issued between 12 and 24 months ago, the volume restrictions and/or manner of sale requirements of Rule 144 under the Securities Act. On February 4, 2005, a registration statement on Form SB-2 was declared effective with respect to 2,702,230 shares of our common stock. These shares are freely tradable without restriction or further registration, subject to the related prospectus delivery requirements. Sales by our current shareholders of a substantial number of shares could significantly reduce the market price of our common stock.

As of November 17, 2006, we had stock options outstanding to purchase an aggregate of  1,026,000 shares of common stock, of which 526,000 stock options were exercisable and warrants outstanding to purchase 1,007,138 shares of our common stock. To the extent that the options and warrants are exercised, they may be exercised at prices below the price of our shares of common stock on the public market, resulting in a significant number of shares entering the public market and the dilution of our common stock. Further, in March 2006, we completed a private placement of $8,000,000 in convertible debentures. The debentures are convertible into shares of common stock at an initial fixed conversion price of $10.00, subject to adjustments. In the event that any future financing should also be in the form of securities convertible into, or exchangeable for, equity securities, investors may experience additional dilution upon the conversion or exchange of such securities.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders. There will be no proceeds to us from the sale of shares of common stock in this offering. Assuming that all of the warrants held by selling stockholders are exercised for cash, we will realize proceeds of approximately $10,606,647. We would use these funds for general corporate purposes.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock (i) held by the selling stockholders identified below and (ii) issuable to the selling security holders upon the conversion of outstanding debentures or exercise of outstanding warrants, or that may be issued in the form of interest payments on such debentures. We are registering the shares to permit the securityholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.

The following table set forth:

•	the name of the securityholders,

•	the number and percent of shares of our common stock that the securityholders beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the securityholders under this prospectus, and

•
the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the securityholders).

The number of shares in the column “Maximum Number of Shares to be Sold” represents all of the shares that each security holder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the securityholders listed below.

This table is prepared solely based on information supplied to us by the listed securityholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents they have filed with the SEC, and assumes the sale of all of the shares offered hereby. The applicable percentages of beneficial ownership are based on an aggregate of 11,671,836 shares of our common stock issued and outstanding on November 1, 2006 or subject to issuance upon exercise of the warrants, adjusted as may be required by rules promulgated by the SEC.

On March 13, 2006, we completed a private placement in which we sold $8,000,000 in convertible debentures, convertible into shares of common stock at an initial fixed conversion price of $10.000, subject to adjustment, and issued warrants to purchase up to an aggregate of 416,000 shares of common stock. Under the terms of the registration rights agreement, we are required to register 150% of the maximum number of shares of our common stock issuable upon (i) conversion of the convertible debentures, (ii) exercise of the warrants and (iii) the payment of interest assuming the debentures remain outstanding for three years. Accordingly we have registered for resale an additional 660,000 shares. The number of shares included below in the columns entitled “Shares Beneficially Owned Prior to the Offering” and the “Maximum Number of Shares to be Sold” do not include the 104,000 interest shares issuable if the Company elects to issue such shares in lieu of cash and the additional 660,000 shares as these share amounts are not beneficially owned by the selling stockholders who participated in the March 2006 private placement. The 104,000 interest shares and 660,000 additional shares if issued, will be allocated to the investors from the convertible debenture financing on a pro rata basis.

On June 8, 2005, we entered into a consulting agreement with CEOCast, Inc., our current investor relations and public relations firm. Pursuant to the terms of the agreement, part of the compensation to CEOCast consisted of the issuance of 26,000 shares of our common stock. We granted CEOCast piggyback registration rights with respect to those shares.

1,152,228 of the shares being offered by certain of the selling shareholders set forth below were previously registered on a Registration Statement of Form SB-2 (Registration No. 333-121792), that was declared effective on February 4, 2005.

No selling stockholder listed below has held any position nor had any material relationship with the us or our affiliates during the past three years, except that C.E. Unterberg, Towbin LLC acted as placement agent in the convertible debenture financing consummated in March 2006. C.E. Unterberg, Towbin Capital Partners I, L.P. is an entity associated with C.E. Unterberg, Towbin LLC. CEOCast is our investor and public relations firm.

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold	Number of Shares Beneficially Owned After Offering	Percentage Ownership After Offering

SF Capital Partners Ltd.(1)	135,000	135,000	0	0
Bluegrass Growth Fund LP(2)	11,667	11,667	0	0
Bluegrass Growth Fund Ltd.(3)	11,667	11,667	0	0
Omicron Master Trust(4)	33,515	33,515	0	0
Iroquois Capital LP(5)	566,667	566,667	0	0
Smithfield Fiduciary LLC(6)	23,333	23,333	0	0
Portside Growth and Opportunity Fund(7)	23,333	23,333	0	0
Satellite Strategic Finance Associates, LLC(8)	105,000	105,000	0	0
CEOCast, Inc.	20,000	20,000	0	0
Sino Strategic Investment Limited (9)	385,848	385,848	0	0
Sunshine Ocean Investment Limited (10)	192,924	192,924	0	0
C.E. Unterberg, Towbin Capital Partners I, L.P. (11)	75,000	75,000	0	0
Alpha Capital AG (12)	175,720	175,720	0	0
Whalehaven Capital Fund Limited (13)	150,000	150,000	0	0
Basso Private Opportunities Holding Fund Ltd. (14)	37,500	37,500	0	0
Basso Fund Ltd. (15)	30,000	30,000	0	0
Basso Multi-Strategy Holding Fund Ltd. (16)	82,500	82,500	0	0
DKR SoundShore Oasis Holding Fund LTd.(17)	225,000	225,000	0	0
C.E. Unterberg, Towbin LLC (18)	16,000	16,000	0	0
Whalehaven Fund Limited (19)	5,144	5,144	0	0
Rockmore Investment Master Fund Ltd. (20)	15,538	15,538	0	0
Excalibur Limited Partnership (21)	15,432	15,432	0	0
Vertical Ventures LLC (22)	25,720	25,720	0	0
Stonestreet LP (23)	25,720	25,720	0	0

____________________

(1)	Includes 35,000 shares of common stock issuable upon exercise of a warrant.

(2)
Includes 11,667 shares of common stock issuable upon exercise of a warrant. Bluegrass Growth Fund Partners is the managing partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners with respect to the shares of common stock owned by Bluegrass Growth Fund LP. As such, Mr. Shatz is deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority..

(3)
Includes 11,667 shares of common stock issuable upon exercise of a warrant. Mr. Brian Shatz is a director of Bluegrass Growth Fund, Ltd. and has delegated authority from the shareholders of Bluegrass Growth Fund, Ltd. with respect to the shares of common stock owned by Bluegrass Growth Fund, Ltd. As such, Mr. Shatz is deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund, Ltd. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

(4)
Includes 33,515 shares of common stock issuable upon exercise of a warrant.  Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and nether of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities exchange Act of 1934, as amended. Omicron and Winchester re not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls omicron and Winchester.

(5)	Includes (i) 300,000 shares of common stock issuable upon conversion of the convertible debenture; (ii) 266,667 shares of common stock issuable upon exercise of warrants.

(6)
Includes 23,333 shares of common stock issuable upon exercise of a warrant. . Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securties held by Smithfield Fiduciary LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(7)
Includes 23,333 shares of common stock issuable upon exercise of a warrant. Ramius Capital Group, L.L.C (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauus and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(8)	Includes 105,000 shares of common stock issuable upon exercise of a warrant.

(9)	Includes 64,308 shares of common stock issuable upon exercise of a warrant.

(10)	Includes 32,154 shares of common stock issuable upon exercise of a warrant.

(11)	Includes 50,000 shares of common stock issuable upon conversion of the convertible debenture and 25,000 shares of common stock issuable upon exercise of a warrant.

(12)	Includes 100,000 shares of common stock issuable upon conversion of the convertible debenture and 75,720 shares of common stock issuable upon exercise of a warrant.

(13)	Includes 100,000 shares of common stock issuable upon conversion of the convertible debenture and 50,000 shares of common stock issuable upon exercise of a warrant.

(14)	Includes 25,000 shares of common stock issuable upon conversion of the convertible debenture and 12,500 shares of common stock issuable upon exercise of a warrant.

(15)	Includes 20,000 shares of common stock issuable upon conversion of the convertible debenture and 10,000 shares of common stock issuable upon exercise of a warrant.

(16)	Includes 55,000 shares of common stock issuable upon conversion of the convertible debenture and 27,500 shares of common stock issuable upon exercise of a warrant.

(17)
Includes 150,000 shares of common stock issuable upon conversion of the convertible debenture and 75,000 shares of common stock issuable upon exercise of a warrant. The investment manager of DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”) is DKR Oasis Management Company LP (the “Investment Manager”). The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares.

(18)	Includes shares of common stock issuable upon exercise of warrants.

(19)	Includes shares of common stock issuable upon exercise of warrants.

(20)	Includes shares of common stock issuable upon exercise of warrants.

(21)	Includes shares of common stock issuable upon exercise of warrants.

(22)	Includes shares of common stock issuable upon exercise of warrants.

(23)	Includes shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq National Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

SELECTED FINANCIAL DATA

The selected financial data presented below summarizes certain financial data which has been derived from and should be read in conjunction with our consolidated financial statements and footnotes thereto included in the section beginning on page F-1. The information for the nine months ended September 30, 2005 and 2006 was derived from our unaudited financial statements but, in the opinion of management, reflects all adjustments necessary for a fair presentation of the results of such periods. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Nine months ended September 30,		Year Ended December 31,
	2006 (unaudited)	2005 (unaudited) (as restated)	2005 (as restated)	2004	2003 (as restated)	2002	2001
	(in thousands, except per share data)
Statement of Operations Data:
Total revenue	47,239	32,539	$44,341	$29,709	$1,217	$2,319	$961
Cost of revenues	(33,352)	(25,979)	(33,439)	(24,074)	(698)	(1,787)	(803)
Operating expenses: selling, general and administrative	(12,450)	(3,718)	(6,333)	(3,698)	(1,856)	(3,176)	(4,044)
Earning/(loss) from operations	1,437	2,842	4,569	1,937	(1,337)	(2,644)	(3886)
Earnings/(loss) available to common stockholders	604	1,619	2,489	774	(1,281)	(2,921)	(5,005)
Basic earnings/(loss) per share	0.05	0.16	0.25	0.11	(0.24)	(0.70)	(3.10)
Diluted earnings/(loss) per share	0.05	0.15	0.23	0.09	(0.23)	(0.70)	(3.10)
Shares used in computing earnings
Basic weighted average shares (1)	11,171,608	10,171,224	10,154,271	7,268,374	5,234,744	4,191,816	1,612,415
Diluted weighted average shares (1)	11,820,489	11,030,371	10,701,211	8,241,996	5,472,565	4,191,816	1,612,415

(1) The number of shares taking into effect a 5-for 1 reverse stock split effected in January 2003.

	As of September 30,		As of December 31,
	2006 (unaudited)	2005 (unaudited) (as restated)	2005 (as restated)	2004 (as restated)	2003 (as restated)	2002	2001
			(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and marketable securities (excludes restricted cash)	$7,439	$5,606	$10,118	$6,793	$3,823	$3,694	$1,344
Working capital	28,106	15,612	20,510	16,185	1,442	3,081	1,012
Total assets	67,070	43,365	51,203	33,250	7,770	4,314	2,555
Total stockholders’ equity	36,405	30,688	31,785	25,310	2,509	3,253	1,682

SUPPLEMENTARY FINANCIAL INFORMATION

The supplementary financial information presented below summarizes certain financial data which has been derived from and should be read in conjunction with our consolidated financial statements and footnotes thereto included in the section beginning on page F-1.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
2006 (unaudited)
Total revenue	$15,034	$19,330	$12,875	--
Gross margin	$6,481	$4,923	$2,483	--
Basic net earnings per share	$0.08	$0.10	$(0.10)	--
Diluted net earnings per share	$0.07	$0.08	$(0.10)	--

2005
Total revenue	$9,212	$12,280	$11,047	$11,802
Gross margin	$1,698	$2,667	$2,195	$4,342
Basic net earnings per share	$0.04	$0.06	$0.06	$0.08
Diluted net earnings per share	$0.04	$0.06	$0.05	$0.08

2004
Total revenue	$3,502	$8,084	$8,054	$10,069
Gross margin	$1,249	$1,295	$1,372	$1,719
Basic net earnings per share	$0.02	$0.01	$0.02	$0.06
Diluted net earnings per share	$0.02	$0.01	$0.02	$0.04

2003
Total revenue	$97	$123	$124	$873
Gross margin	$61	$76	$29	$353
Basic net loss per share	$(0.12)	$(0.04)	$(0.03)	$(0.02)
Diluted net loss per share	$(0.12)	$(0.04)	$(0.03)	$(0.02)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FACTORS THAT COULD AFFECT FUTURE RESULTS

Factors that might cause actual results, performance or achievements to differ materially from those projected or implied in such forward-looking statements include, among other things:

●	the impact of competitive products;
●	changes in laws and regulations;
●	adequacy and availability of insurance coverage;
●	limitations on future financing;

●	increases in the cost of borrowings and unavailability of debt or equity capital;
●	the inability of the Company to gain and/or hold market share;
●	exposure to and expense of resolving and defending liability claims and other litigation;
●	consumer acceptance of the Company's products;

●	managing and maintaining growth;
●	customer demands;
●	market and industry conditions,
●	the success of product development and new product introductions into the marketplace;

●	the departure of key members of management, and
●	the effect of the United States War on Terrorism, as well as other risks and uncertainties that are described from time to time in the Company's filings with the Securities and Exchange Commission.

Regarding one of our subsidiaries, for example, Epro is engaged in the business of providing outsourced call center services with over 15 years of field experience in Hong Kong and China. The factors that could affect current and future results are as follows:

●	insufficient sales forces for business development & account servicing;
●	lack of PRC management team in operation;
●	less familiarity on partners' product knowledge;
●	deployment costs of a new HR application and the costs to upgrade the call center computer system;

●	increasing operations costs (cost of salaries, rent, interest rates & inflation) under rising economy in Hong Kong;
●	insufficient brand awareness initiatives in the market;
●	salary increases due to an active labor market in Hong Kong and GuangZhou; and
●	increasing competition of call center solutions in the Hong Kong and PRC markets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis or plan of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to accounts receivable reserves, provisions for impairment losses of affiliated companies and other intangible assets, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Allowance For Doubtful Accounts

We evaluate the collectibility of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that our trade receivables become uncollectible, we would be forced to record additional adjustments to receivables to reflect the amounts at net realizable value. The accounting effect of this entry would be a charge to earnings, thereby reducing our net earnings. Although we consider the likelihood of this occurrence to be remote based on past history and the current status of our accounts, there is a possibility of this occurrence.

In the beginning of the third quarter of 2006, the Chinese government announced that it would implement several new policies regarding mobile phone value-added service providers effective from July 10, 2006. These policies include a “double confirmation” policy and the requirement that value-added service providers provide one-month trial subscriptions. By requiring that mobile phone customers “double-confirm” their intention to purchase services, and by requiring free subscriptions, the Chinese government has negatively affected value-added service providers.

Since the Company does business with several value-added service providers that have been negatively affected by the new mobile phone policies, during the three months ended September 30, 2006, the Company decided to incur a bad debt charge of approximately $657,000. This amount is listed as a separate line item in the consolidated statement of operations. The write down was considered prudent after an assessment by the Company’s internal control team that several customer accounts may be uncollectible as a result of Chinese government pressure on value-added service providers.

Although the Chinese government appeared to lessen restrictions by the end of the third quarter, the negative affect on the ability of certain of the Company’s customers to pay on accounts receivable already necessitated a provision for uncollectible accounts.

Inventory

Our inventory purchases and commitments are made in order to build inventory to meet forecasted demand for our products. We perform a detailed assessment of inventory for each period, which includes a review of, among other factors, demand requirements, product life cycle and development plans, component cost trends, product pricing and quality issues. Based on this analysis, we record adjustments to inventory for excess, obsolescence or impairment, when appropriate, to reflect inventory at net realizable value. Revisions to our inventory adjustments may be required if actual demand, component costs or product life cycles differ from our estimates. In the event we were unable to sell our products, the demand for our products diminished, and/or other competitors offered similar or better products, we would be forced to record an adjustment to inventory for impairment or obsolescence to reflect inventory at net realizable value. The accounting effect of this entry would be a charge to earnings, thereby reducing our net earnings.

In the beginning of the third quarter of 2006, the Chinese government announced that it would implement several new policies regarding mobile phone value-added service providers effective July 10, 2006. These policies include a “double confirmation” policy and the requirement that value-added service providers provide one-month trial subscriptions. By requiring that mobile phone customers “double-confirm” their intention to purchase services, and by requiring free subscriptions, the Chinese government has negatively affected value-added service providers.

Since the Company sells hardware to value-added service providers that have been negatively affected by the new mobile phone policies, during the three months ended September 30, 2006, we recorded an adjustment to inventory of $486,000. The write down was considered prudent after an assessment by the Company’s internal control team determined that the inventory was considered not readily saleable as a result of the recent government policy restrictions.

Although the Chinese government appeared to lessen restrictions by the end of the third quarter, the effect of lesser demand already necessitated a write-down of inventory.

Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future market growth, forecasted earnings, future taxable income, and the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. We currently have recorded a full valuation allowance against net deferred tax assets as we currently believe it is more likely than not that the deferred tax assets will not be realized. In the event we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

Contingencies

We may be subject to certain asserted and unasserted claims encountered in the normal course of business. It is our belief that the resolution of these matters will not have a material adverse effect on our financial position or results of operations, however, we cannot provide assurance that damages that result in a material adverse effect on our financial position or results of operations will not be imposed in these matters. We account for contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Valuation of Long-Lived Assets Including Goodwill and Purchased Intangible Assets

We review property, plant and equipment, goodwill and purchased intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Our asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. This approach uses our estimates of future market growth, forecasted revenue and costs, expected periods the assets will be utilized and appropriate discount rates. Such evaluations of impairment of long-lived assets including goodwill arising on a business combination and purchased intangible assets are an integral part of, but not limited to, our strategic reviews of our business and operations performed in conjunction with restructuring actions. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Deterioration of our business in a geographic region or within a business segment in the future could also lead to impairment adjustments as such issues are identified. The accounting effect of an impairment loss would be a charge to earnings, thereby reducing our net earnings.

Convertible Debt

In accordance with recent FASB accounting guidance, due to certain factors, including a liquidated damages provision in the registration rights agreement and an indeterminate amount of shares to be issued upon conversion of the debentures, the Company values and accounts for the embedded conversion feature related to the Debentures, the Investors’ warrants, and the registration rights as derivative liabilities. Accordingly, these derivative liabilities are measured at fair value with changes in fair value reported in earnings as long as they remain classified as liabilities. The Company reassesses the classification at each balance sheet date. If the classification required under EITF No. 00-19 changes as a result of events during the period, the contract should be reclassified as of the date of the event that caused the reclassification.

The fair value of these derivative instruments, as determined by applying the Black-Scholes valuation model, is adjusted quarterly. The Black-Scholes valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. Additionally, although the Black-Scholes model meets the requirements of SFAS 133, the fair values generated by the model may not be indicative of the actual fair values as our derivative instruments have characteristics significantly different from traded options. Accordingly, the results obtained could be significantly different if other assumptions were used. The effect of this entry would be a charge to net earnings, thereby either increasing or reducing our net earnings based upon the assumptions used and the results obtained.

NATURE OF THE OPERATIONS OF THE COMPANY

NATURE OF BUSINESS.

PacificNet Inc. is a leading provider of CRM and telecom services, ecommerce and gaming technology in China. We were incorporated in the state of Delaware in 1987. Our business consists of three groups, all of which operate within the outsourcing and telecommunications industries in Asia, primarily greater China, which includes the People's Republic of China (PRC), or mainland China, Hong Kong Special Administrative Region (HKSAR), Macau Special Administrative Region, and Taiwan and one group that focuses on primarily administrative and corporate related matters. Through our subsidiaries we provide outsourcing services, telecom (VAS) services, and products (telecom & gaming) services. Our business process outsourcing (BPO) services include call centers providing customer relationship management (CRM) and telemarketing services, and our information technology outsourcing (ITO) includes software programming and development. We are value-added resellers and providers of telecom VAS, which comprises interactive voice response (IVR) systems, call center management systems, and VOIP, as well as mobile phone VAS, such as short messaging services (SMS) and multimedia messaging services (MMS). In 2004, we commenced our communication products distribution service, through wholesale and, to a lesser extent, retail sale and distribution of mobile phones, software and hardware, mobile accessories, and calling cards in Hong Kong and China. In 2005, we invested Take1Technologies (Cheer Era), a company that designs, manufactures, and distributes multimedia interactive self-service kiosks, bingo and gaming machines for the casino and slot machine operators Europe and Asia.

In August 2006, PacificNet Games Limited (PacGames) acquired 100% of Able Entertainment Technology Ltd., a leading provider of Asian multi-player electronic gaming machines, gaming technology solutions and gaming related maintenance, IT and distribution services for the leading hotel, casino and slot hall operators based in Macau, China and other Asian gaming markets. Macau is expected to surpass Las Vegas in total revenues by 2006. Currently, table games make up the bulk of Macau casino revenues, which is in sharp contrast to other areas such as Las Vegas. With this acquisition, PacGames is a leading developer of electronic versions of these popular table games which are less expensive to run resulting in higher casino profits with great appeal to the mass market players. Further, the growing market in Macau is for Asian table games such as Baccarat, Roulette, Fan Tan, Fish-Prawn-Crab and Sic-Bo Cussec as these games have wider acceptance in the Asian market than Western games such as poker or slots. The development, manufacturing, maintenance, and service of electronic Asian table games are underserved areas which are predicted to grow considerably as Macau's gaming market matures. PacGames products include multi-play electronic gaming machines such as Baccarat, Fish-Prawn-Crab, Sib-Bo Cussec, Roulette, and Video Lottery Terminals (VLT) such as Keno and Bingo, as well as other traditional slot machines. We intend to continue to grow our business by acquiring and managing growing technology and network communications businesses with established products and customers in Asia.

Our business process outsourcing services generate revenue from call center services, call center management software sales, and training and consulting. We invoice our call center clients monthly at per seat monthly rates, a base price plus commission per call, or a per hour charge rate, depending on the client's preference. Our call center software clients pay per license, for which there is usually a one-time charge on sale of the software and annual maintenance fees for service. We charge per project for our consulting and training services and for our telecom VAS, which are invoiced throughout the project. Our telecom VAS often includes a post-sale service contract for systems integration and consulting services for which we bill separately. Our communication products such as calling cards, kiosks and cell phones are sold cash-on-delivery. Our gaming center operations generate revenue through the sale of gaming machines to casinos, or through resellers who sell to casinos. Currently we do not consolidate gaming operations as we do not currently hold a controlling interest in the gaming operations, but a 45% interest.

Our clients include the leading telecom operators, banks, insurance, travel, marketing, and service companies, as well as telecom consumers, in Greater China. Clients include China Telecom, China Netcom, China Mobile, China Unicom, PCCW, Hutchison Telecom, CSL, SmarTone, Sunday, Swire Travel, Coca-Cola, SONY, Samsung, Motorola, Nokia, TNT Express, Huawei, TCL, Dun & Bradstreet, American Express, Bank of China, DBS, Hong Kong Government, and Hongkong Post. PacificNet employs over 2,300 staff in our various subsidiaries in China with offices in Hong Kong, Beijing, Shanghai, Shenzhen, and Guangzhou.

PacificNet's operations include the following four groups:

(1) Outsourcing Services: including Business Process Outsourcing (BPO), call center, IT Outsourcing (ITO) and software development services.

(2) Telecom Value-added Services: including Content Providing (CP), Interactive Voice Response (IVR), Platform Providing (PP) and Service Providing (SP).

(3) Products (Telecom & Gaming): including communication and gaming products, GSM/CDMA/3G Products, Multimedia Communication Kiosks. This Group includes the following subsidiaries: PacificNet Communications Limited, iMobile, Allink, Take1 and PacificNet Games. PacificNet Games Limited (PacGames) is a leading developer of Asian electronic gaming machines, multi-player electronic gaming technology solutions and gaming related maintenance, IT, and distribution services for the leading hotel and casino operators based in the Macau and other Asian gaming markets.

(4) Other Business: including internal administrative matters, other related corporate items, and other business such as PacificNet Power. PacifiNet Power Limited (PacPower) has enjoyed significant growth beginning in late 2005 and early 2006. PacPower was founded in Hong Kong on January 10, 2005 as a subsidiary of PacificNet Limited with 51% ownership by PacificNet. Headquartered in Hong Kong, PacPower invests in, develops, markets, distributes, resells, and manufactures energy saving products for use in commercial, residential and industrial settings. PacPower also engages in energy management services (EMS), energy savings consultation, analysis and solutions implementation, outsourcing energy management services, energy savings performance contract (ESPC). PacPower’s energy management services include electrical power management for lighting, air conditioning, elevators and escalators, buildings and roads, and energy related engineering services.

PacPower recognizes revenue from product sales under the following two types of contracts:

1) Equipment sale contract - Under the Equipment sale contract, we recognize revenue when persuasive evidence of an arrangement exists, the sales price to the buyer is fixed or determinable, collectability is reasonably assured, delivery has occurred and accepted by the buyers.

2) Energy Management Contract (EMC) or Energy Savings Sharing Contract - Under this contract, we grant customers extended payment terms under contracts of sale. These contracts are generally for a period of one to six years at prevailing interest rates and are collateralized by the related equipment, which if repossessed, may be less than the receivable balance outstanding. We recognize revenue under profit sharing agreements when the amounts are fixed and determinable and collectability is reasonably assured. Amounts received by us in excess of the original estimated cost savings on the contract is recorded as interest income.

RESULTS OF OPERATIONS

The following table sets forth selected consolidated income statement data as a percentage of revenues for the periods indicated.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2006 (%)	2005 (%)	2006 (%)	2005 (%)
Revenues	100	100	100	100
Cost of Revenues	(80.7)	(80.1)	(70.6)	(79.8)
Gross Margin	19.3	19.9	29.4	20.2
Selling, general and administrative expense	(19.3)	(9.1)	(21.1)	(10.0)
Earnings / (Loss) from operations	(13.9)	(7.9)	3.0	8.7
Earnings / (Loss) before income taxes, minority interest and discontinued operations	(12.5)	(10.9)	4.7	11.0
NET EARNINGS / (LOSS)	(8.7)	5.5	1.3	5.0

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

REVENUES. Revenues for the three and nine months ended September 30, 2006 were $12,875,000 and $47,239,000, an increase of 17% and 45% from $11,047,000 and $32,539,000 for the three and nine months ended September 30, 2005, respectively. During the third quarter and first nine months of 2006, revenues of $3,733,000, $2,350,000, $6,411,000 and $10,312,000, $14,907,000, $18,262,000 were derived from the services rendered by the Company's three operating units: Outsourcing Services, Telecom Value-Added Services, and Products (Telecom & Gaming), respectively. The revenues in product sales during the third quarter of 2006 increased by 21% and 37% compared to the same periods of 2005. The revenues in services sales during the third quarter of 2006 increased by 11% and 56% compared to the same periods of 2005.

The increase in revenue was mainly due to the following:

(1)
Outsourcing services: The year-over-year increase in outsourcing services for the three and nine months ended September 30, 2006 was primarily due to 44% and 30% growth in Epro compared to the same period in 2005. During the first nine months of 2006, the outsourcing contract center in Hong Kong was at nearly full utilization. Driven by strong gains in outbound services, insourcing services and facilities management services, Epro recorded double digit gains in revenue. As salaries continue to rise in Hong Kong and China, companies are under greater pressure to manage their labor costs. Outsourcing has become an attractive tool for companies in the region to manage these costs. Additionally, the Company signed deals with several new clients, including a deal to provide customer service operation management training for NanJing Airlines. The McDonalds Corporation selected the Company to provide web-based quality management services and supplier quality management services.

(2)
Separately, stricter guidelines established by the China Securities Regulatory Commission (CSRC) led to a decrease in the Company’s ability to market its investment consulting services to retail audiences, which resulted in revenue underperformance. Nevertheless, although barriers remain on marketing through television, the Company has successfully expanded its use of stored-value cards to maintain its market position. Due to its large and loyal retail following, the Company believes it can work through the current regulatory environment. Additionally, the Company has shifted its marketing emphasis to the internet and to magazines.

(3)
Products (Telecom & Gaming): iMobile added approximately $863,000 and $1,326,000, or accounted for 13% and 7% in this segments revenues for the three and nine months ended September 30, 2006, respectively, in which its major business included internet sales of mobile phone and accessories. The revenues from the sales of Motorola and Nokia contributed 95% of iMobile’s total revenues during the third quarter of 2006. The Company’s 18900.com website has now become one of the leading Internet e-commerce distributor of mobile products in China, covering 1,572 cities throughout the nation. Additionally, during the third quarter, PacificNet iMobile entered into a new agreement with Motorola to become a designated after-sales service provider for Motorola’s mobile products and accessories in China.

Continued strength in the Company’s Hong Kong mobile phone wholesaler subsidiary drove sales gains. The Company believes its Hong Kong mobile phone wholesale subsidiary is now one of the top five largest wholesalers of mobile phones in Hong Kong, and its position has attracted numerous overseas wholesale buyers.

(4)
The remaining incremental revenues for the three and nine months ended September 30, 2006 as compared to respective period was derived from organic growth from existing subsidiaries, such as PacPower ($176,000 and $2,650,000) and PacificNet Limited ($124,000 and $949,000).

Acquisitions during the first nine month of 2006 expanded PacificNet’s position as a leading provider of e-commerce, customer services and CRM in China's mobile distribution market, and increased our e-commerce and VAS revenues and our nationwide CRM service coverage. Several of our businesses experienced fluctuations in quarterly performance.

Summarized financial information concerning each of our main operating units is set forth in the following table. The "Other Business" column included our other insignificant subsidiaries and corporate related items.

FOR THE THREE MONTHS ENDED

	Group 1 Outsourcing Services	Group 2. Telecom Value-Added Services	Group 3 Products (Telecom & Gaming)	Group 4 Other Business	TOTAL
SEPTEMBER 30, 2006	($)	($)	($)	($)	($)
Revenues	3,733,000	2,350,000	6,411,000	381,000	12,875,000
Earnings / (Loss) from Operations	113,000	(833,000)	(191,000)	(881,000)	(1,792,000)

FOR THE NINE MONTHS ENDED

			Group 3
	Group 1	Group 2	Products	Group 4
	Outsourcing Services	Telecom Value-Added Services	(Telecom & Gaming)	Other Business	TOTAL
SEPTEMBER 30, 2006	($)	($)	($)	($)	($)
Revenues	10,312,000	14,907,000	18,262,000	3,758,000	47,239,000
Earnings / (Loss) from Operations	515,000	2,011,000	74,000	(1,163,000)	1,437,000

COST OF REVENUES. Cost of revenues for the three and nine months ended September 30, 2006 was $10,392,000 and $33,352,000, an increase of 17% and 28% from $8,852,000 and $25,979,000 for the three and nine months ended September 30, 2005, respectively. The cost of revenues in services sales for the three and nine months ended September 30, 2006 increased by 8% and 14%, respectively, and  cost of revenues in product sales for the three and nine months ended September 30, 2006 increased by 23% and 36%, respectively, in each case compared with the respective period in 2005. The increase is directly associated with the corresponding increase in revenues. In comparison to the same period last year, the majority of the costs associated with revenues were from Shanghai Classic, PacCom and Epro. Cost of goods sold increased as sales at the Company’s mobile phone subsidiaries increased.

GROSS PROFIT. Gross profit for the three and nine months ended September 30, 2006 was $2,483,000 and $13,887,000, a significant increase of 13% and 112% as compared to $2,195,000 and $6,560,000 for the three and nine months ended September 30, 2005, respectively. Gross margin was 19% and 29% of total revenues for the three and nine months ended September 30, 2006, compared to 20% and 20% for the three and nine months ended September 30, 2005, respectively. As explained above, the improvement in gross margin for three and nine months periods from the prior periods was primarily due to increased contributions from higher margin subsidiaries. As a result of the shift in operations, we had lower revenue and higher than normal profit margin for project outsourcing during the three and nine months ended September 30, 2006. We believe that our overall gross margins approximate the industry standards and we expect our gross margin percentage to increase gradually as a result of cost reduction and greater efficiencies in our utilization of assets.

As part of its strategy of shifting to higher-margin businesses, the Company is increasingly focusing on the gaming businesses. Gross profit margins from the company’s new PacGames subsidiary are currently more than 50%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses totaled $2,482,000 and $9,982,000 for the three and nine months ended September 30, 2006, an increase of 147% and 206% from $1,004,000 and $3,261,000 for the three and nine months ended September 30, 2005, respectively. Selling, general and administrative expenses consist primarily of staff salaries, rent, insurance and traveling costs. The year-over-year increase in total general and administrative expenses during the three and nine months ended September 30, 2006 was mainly due to the increase in staff costs as well as rent and electricity expenses for the expansion of its call center (Epro accounted for 11% of total selling, general and administrative expenses). The marketing expenses and staff cost from the new 3G service and Wanrong’s services also significantly affected the total expenses during the third quarter of 2006 accounting for approximately 9% of the total selling, general and administrative expenses. Additionally, Linkhead accounted for 9% of the total selling, general and administrative expenses.

The significant increase for general and administrative expenses from PacificNet Inc. year-over-year for the first nine months of 2006 was also partly due to $120,043 of vesting option expense for compensation cost amortization, $92,740 amortization cost from $8 million convertible debt issuance cost (3 years amortization) and depreciation cost from Beijing Time court (USD1.6m depreciated through 40 years). Additionally, there is approximately $127,532 financial expense for PacificNet Inc. Such expense consists of (1) convertible debt interest, in which 5% is prepaid interest expense, $100,000 is expensed in Q3 2006 and the following three quarters (Q4 2006 and Q1 2007); and (2) the bank loan interest for Beijing Time Court ($14,347) in which the total amount of its bank loan is $1,082,000.

EARNINGS/ (LOSS) FROM OPERATIONS. On a year-over-year basis, loss from operations decreased 304% and 49% for the three months and nine months ended September 30, 2006, respectively. Operating earnings/(loss) of $113,000, $(833,000), and $(191,000) for the three months ended September 30, 2006 were generated from the Company's three business units: (1) CRM Outsourcing Services, (2) Telecom Value-Added Services, and (3) Products (Telecom & Gaming) Services, respectively. This compares to operating earnings/(loss) of $217,000, $824,000 and $172,000 for the three months ended September 30, 2005, respectively. Various factors affected operating earnings during the third quarter of 2006, including increased capital expenditures resulting in greater non-cash charges such as depreciation and amortization expenses. As the Company expanded its call center sites in Hong Kong, amortization and depreciation expenses related to the new leasehold improvement, furniture & fixtures, computer equipment and software incurred in the first nine months of 2006 also increased. The increase in fixed assets also included a recorder monitor system, DVCAM, computer equipment. We continued to shift our business from our traditional lower-margin distribution business (B2B services) to higher margin value-added telecom services and B2C e-commerce. We believe that the Company has made substantial progress in a relatively short period of time which has been demonstrated by our increase in both gross and operating margins in the third quarter. Furthermore, the acquisition of majority interests in both iMobile and Guangzhou Wanrong during the first quarter enhanced our position in the rapidly growing B2C market in China.

INCOME TAXES. Income tax provision was $(119,000) and $(319,000) for the three and nine months ended September 30, 2006, as compared to $13,000 and $(51,000) for the three and nine months ended September 30, 2005. Interim income tax provisions are based upon management’s estimate of taxable income and the resulting consolidated effective income tax rate for the full year. As a result, such interim estimates are subject to change as the year progresses and more information becomes available. We expect our income taxes to increase as our net earnings increase and the tax holidays we have benefited from in Hong Kong and the PRC expire.

MINORITY INTERESTS. Minority interests for the three and nine months ended September 30, 2006 totaled $529,000 and $(1,405,000) compared with $(612,000) and $(1,916,000) for the same period in the prior year, representing outside ownership interests in subsidiaries that is consolidated with the parent for financial reporting purposes.

NET EARNINGS / (LOSS). Overall net loss year-over-year increased 282% and 62% during the three and nine months ended September 30, 2006, respectively. The Company’s results for the nine months ended September 30, 2006 included a total of $2,400,000 in non-cash expenses, including depreciation and amortization expense of $994,000 and $179,000 non-cash stock-based compensation expense recognized during 2006 as a result of the implementation of SFAS 123(R), which we adopted effective on January 1, 2006, The Company’s quarterly results also included a total of $1,341,000 in non-cash expenses, including depreciation and amortization expense of $388,000. Each of our subsidiaries and investments, including Epro, Smartime, Guangzhou 3G, Clickcom, ChinaGoHi, iMobile, PacificNet Communications, PacificNet Limited and PacificNet Power were profitable.

RESULTS OF OPERATIONS

The following table sets forth selected statement of operations data as a percentage of revenue for the periods indicated.

	Year Ended December 31 2005 (%)	Year Ended December 31 2004 (%)	Year Ended December 31 2003 (%)

Revenue	100	100	100
Cost of revenue	(75.4)	(81.0)	(57.4)
Gross margin	24.6	19.0	42.6
Selling, general and administrative	(13.2)	(11.6)	(129.2)
Depreciation and amortization	(0.7)	(0.3)	(6.2)
Earnings from operations	10.3	6.5	(109.8)
Interest (expenses) income, net	0.1	0.3	2.2
Sundry income	1.9	1.4	4.4
Provision for income taxes	(0.5)	(0.1)	(2.6)
Share of profit of associated companies	(0.00)	0.1	--
Minority interest	(6.6)	(5.5)	5.8
Discontinued operations	—	(0.1)	--
Net earnings	5.6	2.6	(105.3)

REVENUE. Revenue for the year ended December 31, 2005 was $44,341,000, an increase of 49% as compared to $29,709,000 for the year ended December 31, 2004. The increase in revenue was mainly due to revenue derived from the value-added telecom services rendered by the Company’s newly acquired subsidiaries, Guangzhou3G ($3,143,000), Clickcom ($365,000) and Lion Zone ($1,194,000). In the aggregate, the three newly acquired subsidiaries contributed to 11% of the total revenue. Revenue from the VAS and IVR segment can vary from quarter to quarter due to new product launches and the seasonality of certain product lines. The “Other Business” column includes the revenue and earnings/(loss) from operations of our other insignificant subsidiaries. Summarized financial information for each of our four business operating segments is set forth in the table below.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

For the year ended December 31, 2005	Group 1 Outsourcing Business ($)	Group 2 VAS Business ($)	Group 3 Communications Distribution Business ($)	Group 4 Other Business ($)	Total ($)
Revenue	13,505,000	13,834,000	16,201,000	801,000	44,341,000
(%) of Total	(30.5%)	(31.2%)	(36.5%)	(1.8%)	(100%)
Earnings/(Loss) from Operations	1,360,000	3,899,000	558,000	(1,248,000)	4,569,000

(1) OUTSOURCING SERVICES

Revenue for the year ended December 31, 2005 was $13,505,000, an increase of 44% as compared to $9,385,000 for the year ended December 31, 2004. Outsourcing services revenue made up 26.54% of the Company’s total revenue for the fourth quarter of the year due to its subsidiary being selected by China’s State Administration of Taxation to provide integrated call center services training for the tax bureau’s “123661” customer services center in Shenzhen and it is believed that the contact center expansion in Guangzhou will lead to over 40% annual revenue growth in the coming years. One of the reasons the revenue increased is due to the continuous rapid growth on computer software product and the company provides a seamless solution and multi-media channels for clients to communicate with their customers for building better customer relationship and generating more sales revenue. The combination of its innovative infomercials along with our growing call center operations will allow us to support significant future growth. It is a strong vote of confidence in our future development in China’s growing CRM call center market due to our expansion from B2B outsourced call center services into B2C infomercial services market for vertical industries which a growing number of domestic and multinational companies across a number of industries are selecting us to enhance customer services. This demand for CRM services reflects the increasingly competitive nature of the Chinese marketplace where customers choose a provider not solely based upon price, but also on customer services. We believe that our CRM contact center has emerged as the new competitive advantage for the market leaders in China and we are well positioned to benefit from this trend.

(2) VALUE-ADDED SERVICES

VAS revenue for the year ended December 31, 2005 was $13,834,000, a significant increase of 142% as compared to $5,724,000 for the year ended December 31, 2004. Our acquisition of 3G, Clickcom and Lion Zone in 2005 contributed to the increase in revenue for this business segment and helped us enter the mobile Internet market in China. VAS revenue made up 49.1% of the Company’s total revenue for the fourth quarter of the year. Presently, approximately 80% of mobile phone users use VAS in China. The Company’s revenue in the sales of voice cards continued to grow through Linkhead-generated NMS cards and with the cards increasing use in voice hardware equipment, based on CPCT industry control machines and Media Server which supports access from both PSTN and VoIP, softswitch and 3Gnetworks. These phone cards sold through the VAS segment differ from the calling cards sales in the Communication Distribution Business as described below in that those phone cards are geared towards the end user and include prepaid calling cards, IDD long distance calling cards, internet access cards, bundled cross-selling insurance cards, shopping discount cards, travel and hotel reservation cards, entertainment cards, and customer loyalty membership cardsFor example, the Bank of China Shanghai selected PacificNet Epro to provide CRM and call center management training, to enhance agent productivity, to improve call center service quality, and to revise the strategic market positioning for the bank.

(3) COMMUNICATION PRODUCTS DISTRIBUTION

Revenue for the year ended December 31, 2005 was $16,201,000, an increase of 37% as compared to $11,790,000 for the year ended December 31, 2004. Its revenue remained steady growth during the year due to the increasing market growth in communication products distribution services. Communication products distribution revenue made up 20.3% of the Company’s total revenue for the fourth quarter of the year. In FY2005, sales mix of high-margin products such as number cards and IP cards increased whereas substantial portion of FY2004 revenue were derived from low-margin prepaid stored-value cards. This improved sales mix was achieved through sales incentive scheme. Furthermore, we believe that our Take1 and My Memory Maker Kiosks are a natural fit in the self-service vending machine, party, amusement, and casino market, and we also believe there are strong opportunities for growth in high-traffic tourist and amusement destinations. Recently, the Company had entered into a definitive agreement to acquire iMobile in order to enhance our position in this rapidly growing B2C market in China.

COST OF REVENUE AND GROSS MARGIN. Cost of revenue for the year ended December 31, 2005 was $33,439,000 an increase of 38% from $24,074,000 for the year ended December 31, 2004. The slight increase in the cost of revenue was directly associated with the increase in revenue. Cost of revenue, as a percentage of revenue, was 75% for the year ended December 31, 2005 as compared with 81% for the year ended December 31, 2004. The decrease in percentage cost of revenue was attributable to the changes in operations, from supplying systems integration and software applications in 2004 to becoming value-added telecom services and product providers in 2005. Gross profit for the year ended December 31, 2005 was $10,902,000 an increase of 93% as compared to $5,635,000 for the year ended December 31, 2004, resulting from gross margin contributions from our newly acquired subsidiaries in 2005. Gross profit for the fourth quarter of the year was $5,047,000, a significant increase of 265% as compared to $1,379,000 for the same period in 2004; or a significant increase of 153% as compared to the third quarter of 2005.

We believe that our gross margin overall approximates the industry standards. The significant increase in gross margin came primarily from, our phone card business, which has higher gross margins, typical for that industry. We expect our gross margin percentage to increase gradually as a result of cost reduction and efficient utilization of assets.

(1) OUTSOURCING SERVICES

As compared to prior year, cost of revenue for outsourcing services increased by 55% to $10,095,000 (2004: $6,491,000). Gross profit was 4% lower at $3,409,000 (2004: $3,543,000). Gross profit of $1,069,000 for the fourth quarter had a significant increase of 56% as compared to $682,000 for the third quarter of 2005 due to the increasing demand for outsourcing contact center services, especially from the industries of telecom, banking, market research and fast-moving consumer goods, among others. The slightly decline year over year was primarily due to the enhanced Hong Kong market competition.

However, from the perspective of high-margin IT Solutions, EPRO enjoyed growth in FY2005 from its self-developed Contact Center System - WISE-xb Contact Center System and TNT Hong Kong selected this contact center solution with customer management capabilities to improve efficiency and enhance customer satisfaction.

(2) VALUE-ADDED SERVICES

As compared to prior year, cost of revenue for VAS increased by 75% to $7,715,000 (2004: $4,403,000). Gross profit was 262% much higher at $6,119,000 (2004: $1,688,000). Gross profit of $3,241,000 for the fourth quarter also had a significant increase of 471% as compared to the same period in 2004; or an increase of 184% as compared to $1,141,000 for the third quarter of 2005. Throughout the new acquisitions in 2005 such as Lion Zone with higher gross margin, it moved our strategic consolidation in China’s CRM and VAS market, and increased our customer base and improved our gross margin. The increasing gross profit is also derived from the continued profitability in the sale of phone cards. Furthermore, Company increased market share in the voice/IVR supplier market.

(3) COMMUNICATION PRODUCTS DISTRIBUTION

As compared to prior year, cost of revenue for communication products distribution slightly increased by 17% to $15,347,000 (2004: $13,106,000). Gross profit was 194% higher at $854,000 (2004: $290,000). The fourth quarter is normally the strongest due to holiday-related promotions which increase the spending of our customers with us and therefore higher margin was expected. Furthermore, since revenue made up the highest rate of 36.5% of the Company’s total revenue and cost of revenue had only slightly increased in 2005, its gross profit relatively increased more to reach our future expectation. As one of its subsidiaries, Shanghai Classic Group Limited (Yueshen) signed an agreement to become a designated integrated services distributor of China Mobile in 2005, it increased the Company’s overall distribution revenue and profit margin. The improved gross margin was mainly due to increased sales mix from higher margin products such as number cards with average gross margin of 8 to 15% and IP calling cards with average gross margin of 30% instead of low-margin prepaid stored-value cards with just around 2% gross margin.

(4) OTHER BUSINESS

Cost of revenue and gross profit for PacificNet Power for the year ended December 31, 2005 was $269,000 and $67,000. PacificNet Power did not exist in 2004, so no comparison is available for 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, General and Administrative expenses totaled $5,811,000 for the year ended December 31, 2005, an increase of 69% from $3,435,000 for the year ended December 31, 2004. As our fourth quarter results included several one-time charges or expenses such as the $103,250 NASDAQ National Market Entry Fee, quarterly SG&A had significant increase of 183% as compared to the third quarter of the year. The increase in selling, general and administrative expenses reflected the expansion of our operations of which expenses were incurred by our newly acquired subsidiaries and the expansion of the management team. In addition to making several key acquisitions in 2005, we laid the foundation for a strong future, by hiring additional personnel in key areas to support our accounting and back-office functions, as well as implemented the systems to allow the Company to better measure the performance of each of its units.

(1) OUTSOURCING SERVICES

Selling, General and Administrative expenses for outsourcing services were $1,628,000 for the year ended December 31, 2005, a reduction of $502,000 from $2,130,000 for the year ended December 31, 2004. Due to the increase in the demand for telemarketing and call center services, one of the subsidiaries purchased a new 250-seat call center facility in China, to support the rapidly growing business of the company. It caused an increase of 103% to $482,000 for SG&A for the fourth quarter of the year. However, a wide array of supporting services are provided, including professional inbound services, outbound services, facilities management and IVRS support services, to meet clients’ diversified needs.

(2) VALUE-ADDED SERVICES

Selling, General and Administrative expenses for VAS were $2,159,000 for the year ended December 31, 2005, an increase of $2,072,000 as compared to $87,000 in 2004. The increase of SG&A resulted from increasing the size of our operations which included premises costs and staff costs from the three new acquisitions.

(3) COMMUNICATION PRODUCTS DISTRIBUTION

Selling, General and Administrative expenses for communication products distribution were $271,000 for the year ended December 31, 2005, an increase of 188% as compared to $94 for the year ended December 31, 2004. This business is easily scalable depending on the availability of working capital, since one of the subsidiaries, Shanghai Classic, needs to pay the telephone operators/suppliers cash upfront.

(4) OTHER BUSINESS

Selling, General and Administrative expenses were $167,000 for the year ended December 31, 2005.

DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses were $1,126,000 for the year ended December 31, 2005, which represented 1344% increase as compared to the year ended December 31, 2004 of which depreciation and amortization expenses was $78,000.

EARNINGS FROM OPERATIONS.  Operating profit of $4,569,000 for the year ended December 31, 2005, a significant increase of 136% as compared to $1,937,000 from the year ended December 31, 2004. Operating margins nearly doubled to 10.3% from 6.5% in the previous year. Quarterly operating profit was $1,702,000, an increase of 66% as compared to $1,026,000 from Q3 2005. Quarterly operating profit of $380,000, $1,470,000, and $254,000 generated from the Company’s three business units: (1) CRM Outsourcing Services, (2) Value-Added Services (VAS) and (3) Telecom Distribution Services, represented an increase of 75%, 50% and 47% respectively. These are compared to $217,000, $974,000, and $172,000 respectively for Q3 2005. Operating profit of $1,360,000, $3,899,000 and $558,000 generated from business units (1), (2) and (3) for the year ended December 31, 2005 represented an increase of 36%, 110% and 556% respectively, as compared to $1,000,000, $1,859,000, and $85,000 respectively for the year ended December 31, 2004. The increase in operating margin reflects Company’s continuous shift away from our traditional lower-margin phone card distribution business (B2B services) to higher margin value-added telecom services and B2C e-commerce. We believe that in 2006 this strategy will result in increased profitability. This strategy is beginning to work, as our operating margin increased from 6.5% in 2004 to 10.3% in 2005.

INTEREST EXPENSES / INCOME. Interest income was $246,000 for the year ended December 31, 2005, an increase of 211% as compared to $79,000 for the year ended December 31, 2004. The increase is due to 62% of interest income generated from PacificNet Communications. Interest income was mainly generated from $152,000 of PacificNet Communications from lending and fixed-rate bank deposits (62% of total interest income) and $45,000 of PacificNet Strategic Investment Holdings Limited from bank deposits. Interest expenses were $229,000 for the year ended December 31, 2005, an increase of 24% as compared to $185,000 for the year ended December 31, 2004. Most of the interest expenses were attributed to bank loans by PacificNet Strategic Investment Holdings ($34,000) and Linkhead ($26,000), and bank loans and bank overdraft by Epro ($133,000).

SUNDRY INCOME/EXPENSE. Sundry income known as non-operating income is defined as the external income (miscellaneous income) that results from factors outside of our operating subsidiaries’ control and such income does not related to each subsidiaries’ core operating business. Income from the sale of various investments is one of the typical examples. (See Note 11 for details)

For the year ended December 31, 2004, the non-operating income or sundry income was mainly derived from Linkhead’s consulting services income from system integration services totaling $380,000.

For the year ended December 31, 2005, the non-operating income or sundry income was $830,000 included in Statement of Operations was mainly derived from the consulting services income of $116,000, software service income of $375,000, investment income of $113,000, leasehold income of $75,000 and various other totaling $151,000.

SHARE OF PROFIT OF ASSOCIATED COMPANIES. We recorded the loss of $8,000 for the year ended 2005 with respect to our 20% ownership interest in Take1 Technology (Cheer Era Limited), acquired in April 2004.

INCOME TAXES.  The income taxes expenses for the Company’s subsidiaries were $222,000 for the year ended December 31, 2005. The provision of income taxes was the result of the operating profit generated by Guangzhou3G, Clickcom and ChinaGoHi, the subsidiaries we acquired in 2005. Pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIEs are generally subject to Enterprise Income Taxes (“EIT” at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Some of these subsidiaries and VIEs are qualified new technology enterprises and under PRC Income Tax Laws, they are subjected to a preferential tax rate of 15%. Guangzhou3G-DE as software enterprise comprises 15% tax rate for one year during 2005 and it can continue to apply 15% tax rate after this is expired. In addition, Guangzhou 3G-WOFE, as a new High Technology Foreign Investment Enterprises and under PRC Income Tax Laws, is entitled to a two-year tax exemption in 2005 and 2006. In order to improve the technology market in China, another of our high-tech subsidiaries, Linkhead, is entitled a three-year tax exemption followed by three years with a 50% reduction in the tax rate, commencing the first operating year. Therefore, Linkhead’s taxes have been remitted during January 1, 2003 to December 31, 2005 but it pays taxes at 7.5% from January 1, 2006 to December 31, 2008.

MINORITY INTERESTS.  Minority interests for the year ended December 31, 2005 totaled $2,926,000. Minority interests represented the interests of third parties in our subsidiaries’ results.

NET EARNINGS.  Net earnings for the year ended December 31, 2005 was $2,489,000 as compared to net earnings of $774,000 for the year ended December 31, 2004. Operating profit of $1,360,000, $3,899,000 and $558,000 generated from the Company’s three business units: (1) CRM Outsourcing Services, (2) Value-Added Services (VAS) and (3) Telecom Distribution Services, represented an increase of 36%, 110% and 556% respectively as compared to $1,000,000, $1,859,000, and $85,000 respectively for the year ended December 31, 2004. The overall net earnings increased sharply due to (i) the Company acquired direct response television and infomercial marketing services company in China which received an award by the Chinese tax bureau as one of the “Top 100 Tax-Paying Enterprises” in Shenzhen as recognition for profit generation, commercial leadership and government contribution; (ii) launched a new Mobile Mailbox Service called “UMAIL” for Unicom’s CDMA users on its WAP Portal website; (iii) signed up China Mobile for New Blog Service and so forth. Furthermore, the new facility in China should lead to growth in profit margin because the labor cost and office facility is less than half of the cost in Hong Kong.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

REVENUES. Revenues for the year ended December 31, 2004 were $29,709,000, an increase of $28,492,000 from $1,217,000 for the year ended December 31, 2003. Increase in revenue was mainly due to revenues derived from the call center and value-added telecom services rendered by the Company’s newly acquired subsidiaries of YueShen, Epro, Linkhead and Smartime. In the aggregate, the four newly acquired subsidiaries contributed to 91% of total revenues. Summarized financial information concerning each of these subsidiaries was set forth in the following table. The “Admin & Other” column included our other insignificant subsidiaries and corporate related items.

For the year ended December 31, 2004	Group 1 Outsourcing Business ($)	Group 2 VAS Business ($)	Group 3 Communications Distribution Business ($)	Admin & Other Business ($)	Total ($)
Revenue	9,385,000	5,724,000	11,790,000	2,810,000	29,709,000
Earnings / (loss) from Operations	1,000,000	1,859,000	85,000	(1,007,000)	1,937,000

For the year ended December 31, 2003	1.Outsourcing Business ($)	2. VAS Business ($)	3.Communications Distribution Business ($)	4. Other Business ($)	Total ($)
Revenues	1,048	39	-	130	1,217
(% of Total Rev)	(86.1%)	(3.3%)	-	(10.6%)	(100%)
Earnings / (Loss) from Operations	15	10	(18)	(1,344)	(1,337)

COST OF REVENUES AND GROSS MARGIN. Cost of revenues for the year ended December 31, 2004 were $24,074,000, an increase of $23,376,000 from $698,000 for the year ended December 31, 2003. The significant increase in cost of revenues was directly associated with the increase in revenues. Cost of revenues, as a percentage of revenues, was 81% for the year ended December 31, 2004 compared with 57% for the year ended December 31, 2003. The increase in percentage cost of revenues was attributable to the changes in operations, from supplying systems integration and software application in 2003 to becoming value-added telecom services and product providers in 2004. Gross margin for the year ended December 31, 2004 was $5,635,000, an increase of $5,116,000 from $519,000 for the year ended December 31, 2003, resulting from gross margin contributions from our newly acquired subsidiaries in 2004. We believe that our gross margin overall approximates the industry standards. The decrease in gross margin came primarily from Yueshen, our calling card business, which, typically for that industry, has lower gross margins. However, we expect our gross margin percentage to increase gradually as a result of cost reduction and efficient utilization of assets.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, General and Administrative expenses, including interest expense, totaled $3,620,000 for the year ended December 31, 2004, an increase of $1,840,000 from $1,780,000 for the year ended December 31, 2003. The increase in selling, general and administrative expenses reflected the expansion of our operations of which expenses were incurred by our newly acquired subsidiaries.

DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses amounted to $78,000 for the year ended December 31, 2004, which was approximately the same as the year ended December 31, 2003 of which depreciation and amortization expenses was $76,000.

INTEREST INCOME. Interest income was $79,000 for the year ended December 31, 2004, as compared to an interest income of $27,000 for the year ended December 31, 2003. The increase in income was due to increase in cash and bank balance during 2004 as a result of cash flow from funding activities.

SHARE OF PROFIT OF ASSOCIATED COMPANIES. For the year ended 2004, we recorded income of $32,000 with respect to our 30% ownership interest in Cheer Era Limited, acquired in April 2004.

INCOME TAXES. The income taxes expenses for the Company’s subsidiaries were $30,000 for the year ended December 31, 2004. The provision of income taxes was the result of the operating profit generated by YueShen and Smartime, the subsidiaries we acquired in 2004. During the year ended December 31, 2004, YueShen, Smartime and Epro provided income taxes expenses of $8,000, $12,000 and $10,000, respectively.

MINORITY INTERESTS. Minority interests for the year ended December 31, 2004 totaled ($1,623,000) compared to $7,000 for the year ended December 31, 2005. Minority interest represented the interests of third parties in our subsidiaries’ results.

OFF-BALANCE SHEET ARRANGEMENTS. We had no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We did not engage in trading activities involving non-exchange traded contracts during 2004.

LIQUIDITY AND CAPITAL RESOURCES

CASH AND CASH EQUIVALENTS.

As of September 30, 2006, cash and cash equivalents were $7,439,000, compared to $9,579,000 at December 31, 2005 as a result of the decrease of cash and cash equivalents of more than $2.3 million for Lion Zone. The significant reduction for Lion Zone was primarily attributed to a loan to a related party of approximately $2.3million, acquisition of property and equipment, and taxes paid. The loan for Lion Zone is a related party advance with no fixed maturity date and captioned under “Loans receivable from related Parties” in the consolidated balance sheet.

WORKING CAPITAL.

The Company’s working capital increased to $28,106,000 at September 30, 2006, as compared to $20,510,000 at December 31, 2005. When compared to balances at December 31, 2005, an increase of 37.04% in working capital at September 30, 2006 was primarily due to the increases in current assets and the decrease in current liabilities accounts. The increase of current assets was mainly the result of significant increase in accounts receivable which was attributable to our existing subsidiaries and a significant increase in loan receivable from related parties. The decrease of current liabilities was primarily due to the decrease of accrual expense and other payable. The increase of accounts receivable at September 30, 2006 was mainly driven from the increase of $2,020,000 from PacPower (due to the revenues from Light Eco and Pure Air projects), the increase of $2,224,000 from PacCom, and the increase of $523,000 from Epro.

CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

NET CASH FROM OPERATING ACTIVITIES.

Net cash (used in) operating activities was $(6,416,000) for the nine months ended September 30, 2006 as compared to net cash provided by operating activities of $133,000 for the nine months ended September 30, 2005. Net cash used in operating activities in the nine months ended September 30, 2006 was primarily due to net earnings of $604,000 offset by noncash items such as minority interest of $1,405,000, depreciation and amortization of $1,173,000, decrease in charge in fair value of derivatives of 1,212,000, provision for allowance for doubtful accounts of $657,000, inventory write down of $486,000, equity profit of associated company of $129,000, provision for income tax of $(183,000), amortization of interest discount of $307,000, and liquidated damages expense of $800,000 offset by a net decrease in working capital items of $10,444,000. The decrease in working capital was mainly due to a decrease in accounts receivable and other current assets of $8,281,000 and a decrease in inventories of $572,000 which mainly resulted from higher revenues and a net decrease in account payables and accrued expenses of $1,591,000 which was primarily due to the decrease in accrued expenses and income tax payable.

NET CASH FROM INVESTING ACTIVITIES.

Net cash used in investing activities was $(4,811,000) for the nine months ended September 30, 2006 compared to $(3,250,000) for the comparative prior period. Net cash used in investing activities in the nine months ended September 30, 2006 was primarily due to the acquisition of property and equipment from the company, PACT strategic and PACT Limited totaling $(3,806,000), and a decrease in acquisition of subsidiaries and affiliated companies of $419,000, offset by the release of the restricted cash of $1,420,000, an increase of $353,000 for loan receivables from third parties and an decrease of $2,359,000 for loan receivables from related parties.

NET CASH FROM FINANCING ACTIVITIES.

Net cash provided by financing activities for the nine months ended September 30, 2006 was $8,805,000, which was mainly due to the proceeds from issuance of convertible debenture of $7,500,000 and the exercise of the share options and warrants of $174,000, an increase in bank loan of $1,152,000 and an increase in loans payable to related party of $4,000 and repurchase of treasury shares of $(124,000), an increase in amount borrowed under capital lease obligations of $77,000 and bank line of credit of $22,000. Net cash provided by financing activities for the nine months ended September 30, 2005 was $1,521,000 which was primarily a result of an increase in proceeds from exercise of stock options and warrants of $981,000, increase in loans from related party of $513,000, and an increase in amount borrowed under capital lease obligations of $29,000.

CONTRACTUAL OBLIGATIONS

The Company has convertible debt which obligates the Company to file a registration statement with respect to the shares issuable under the convertible debt note. Due to various factors, as of September 30, 2006, the Company had filed the registration statement, but it has not gone effective. Accordingly, the terms of the convertible note obligate the Company to pay liquidated damages to the convertible debenture investors at the rate of 2% of the principal amount of the convertible per month, or $160,000. As of September 30, 2006, the Company has determined to accrue five months of liquidated damages or approximately $800,000, although it is possible that the Company may not ultimately need to pay the full amount of liquidated damages. The amount has been reflected in the consolidated financial statements as a separate line item on the consolidated balance sheet as “liquidated damages liability” and as a separate line item on the consolidated statement of operations as “liquidated damages expense”.

We have significant cash resources to meet our contractual obligations as of September 30, 2006, as detailed below:

Payments Due by Period

Contractual Obligations	Total	Less than 1 year	1-5 years	After 5 years
Line of credit	$1,082,000	$1,082,000	0	0
Bank Loans	$2,428,000	$992,000	$470,000	$966,000
Operating leases	$775,000	$463,000	$312,000	0
Capital leases	$281,000	$133,000	$148,000	0
Total cash contractual obligations	$4,566,000	$2,670,000	$930,000	$966,000

OFF-BALANCE SHEET ARRANGEMENTS. We had no off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We did not engage in trading activities involving non-exchange traded contracts during the third quarter of 2006.

INFLATION.  Inflation has not had a material impact on the Company’s business in recent years.

CURRENCY EXCHANGE FLUCTUATIONS. All of the Company's revenues are denominated either in U.S. dollars or Hong Kong dollars, while its expenses are denominated primarily in Hong Kong dollars and Renminbi ("RMB"), the currency of the People's Republic of China. The value of the RMB-to-U.S. dollar or Hong Kong dollar-to-United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable. Recently there has been increased political pressure on the Chinese government to decouple the RMB from the United States dollar. Although a devaluation of the Hong Kong dollar or RMB relative to the United States dollar would likely reduce the Company's expenses (as expressed in United States dollars), any material increase in the value of the Hong Kong dollar or RMB relative to the United States dollar would increase the Company's expenses, and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has never engaged in currency hedging operations and has no present intention to do so.

CONCENTRATION OF CREDIT RISK. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions as described below:

•
The Company’s business is characterized by rapid technological change, new product and service development, and evolving industry standards and regulations. Inherent in the Company’s business are various risks and uncertainties, including the impact from the volatility of the stock market, limited operating history, uncertain profitability and the ability to raise additional capital.

•
All of the Company’s revenue is derived from Asia and Greater China. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition.

•	If the Company is unable to derive any revenue from Greater China, it would have a significant, financially disruptive effect on the normal operations of the Company.

A substantial portion of the operations of business operations depend on mobile telecommunications operators {operators) in China and any loss or deterioration of such relationship may result in severe disruptions to their business operations and the loss of a significant portion of the Company’s revenue. The VIEs rely entirely on the networks and gateways of these operators to provide its wireless value-added services. Specifically these operators are the only entities in China that have platforms for wireless value-added services. The Company’s agreements with these operators are generally for a period of less than one year and generally do not have automatic renewal provisions. If neither of them is willing to continue to cooperate with the Company, it would severely affect the Company’s ability to conduct its existing wireless value-added services business.

COMPREHENSIVE INCOME (LOSS). Comprehensive income (loss) consists of net earnings and other gains (losses) affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net earnings in accordance with Statement of Financial Accounting Standards (“SFAS”) 130, Reporting Comprehensive Income. Additionally, the translation adjustment is recorded as component of comprehensive income (loss) in stockholders’ equity section of balance sheet.

SEASONALITY AND QUARTERLY FLUCTUATIONS Several of our businesses experience fluctuations in quarterly performance. Traditionally, the first quarter from January to March is a low season for our call center business due to the long Lunar New Year holidays in China. Revenue and income from operations for the call center and VAS tend to be higher in the fourth quarter due to special holiday promotions. Internet/Direct Commerce revenue also tends to be higher in the fourth quarter due to increased consumer spending during that period. Revenue from the VAS and IVR segment can vary from quarter to quarter due to new product launches and the seasonality of certain product lines.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign exchange fluctuations and interest rates, which could impact our results of operations and financial position. We do not currently engage in any hedging or other market risk management tools, and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk. Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies, primarily the Hong Dollar and the Chinese Renminbi, could adversely affect our financial results. Approximately all of our sales are denominated in foreign currencies. We expect that foreign currencies will continue to represent a similarly significant percentage of our sales in the future. Selling, marketing and administrative costs related to these sales are largely denominated in the same respective currency, thereby mitigating our transaction risk exposure. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not substantial. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases and if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our price not being competitive in a market where business is transacted in the local currency. All of our sales denominated in foreign currencies are denominated in the Hong Dollar and the Chinese Renminbi. Our principal exchange rate risk therefore exists between the U.S. dollar and these two currencies. Fluctuations from the beginning to the end of any given reporting period result in the re-measurement of our foreign currency-denominated receivables and payables, generating currency transaction gains or losses that impact our non-operating income/expense levels in the respective period and are reported in other (income) expense, net in our combined consolidated financial statements. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

All of our sales denominated in foreign currencies are denominated in the Hong Dollar and the Chinese Renminbi. Our principal exchange rate risk therefore exists between the U.S. dollar and these two currencies. Fluctuations from the beginning to the end of any given reporting period result in the re-measurement of our foreign currency-denominated receivables and payables, generating currency transaction gains or losses that impact our non-operating income/expense levels in the respective period and are reported in other (income) expense, net in our combined consolidated financial statements. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

Interest Rate Risk.    Changes in interest rates may affect the interest paid (or earned) and therefore affect our cash flows and results of operations. We are exposed to interest rate change risk with respect to our subsidiary, Epros’ credit facility with a commercial lender. However, we do not believe that this interest rate change risk is significant.

BUSINESS

We were incorporated in the state of Delaware in 1987. We are a leading provider of CRM and telecom services, ecommerce and gaming technology in China. Our business consists of three groups, all of which operate within the outsourcing and telecommunications industries in Asia, primarily greater China, which includes the People's Republic of China (PRC), or mainland China, Hong Kong Special Administrative Region (HKSAR), Macau Special Administrative Region, and Taiwan and one group that focuses on primarily administrative and corporate related matters. Through our subsidiaries we provide outsourcing services, telecom (VAS) services, and products (telecom & gaming) services. Our business process outsourcing (BPO) services include call centers providing customer relationship management (CRM) and telemarketing services, and our information technology outsourcing (ITO) includes software programming and development. We are value-added resellers and providers of telecom VAS, which comprises interactive voice response (IVR) systems, call center management systems, and VOIP, as well as mobile phone VAS, such as short messaging services (SMS) and multimedia messaging services (MMS). In 2004, we commenced our communication products distribution service, through wholesale and, to a lesser extent, retail sale and distribution of mobile phones, software and hardware, mobile accessories, and calling cards in Hong Kong and China. In 2005, we invested Take1Technologies (Cheer Era), a company that designs, manufactures, and distributes multimedia interactive self-service kiosks, bingo and gaming machines for the casino and slot machine operators Europe and Asia.

In August 2006, PacGames completed the acquisition of 100% of Able Entertainment Technology Ltd., a leading provider of Asian multi-player electronic gaming machines, gaming technology solutions and gaming related maintenance, IT and distribution services for the leading hotel, casino and slot hall operators based in Macau, China and other Asian gaming markets. Macau is expected to surpass Las Vegas in total revenues by 2006. Currently, table games make up the bulk of Macau casino revenues, which is in sharp contrast to other areas such as Las Vegas. With this acquisition, PacGames is a leading developer of electronic versions of these popular table games which are less expensive to run resulting in higher casino profits with great appeal to the mass market players. Further, the growing market in Macau is for Asian table games such as Baccarat, Roulette, Fan Tan, Fish-Prawn-Crab and Sic-Bo Cussec as these games have wider acceptance in the Asian market than Western games such as poker or slots. The development, manufacturing, maintenance, and service of electronic Asian table games are underserved areas which are predicted to grow considerably as Macau's gaming market matures. PacGames products include multi-play electronic gaming machines such as Baccarat, Fish-Prawn-Crab, Sib-Bo Cussec, Roulette, and Video Lottery Terminals (VLT) such as Keno and Bingo, as well as other traditional slot machines. We intend to continue to grow our business by acquiring and managing growing technology and network communications businesses with established products and customers in Asia.

Our BPO services generate revenue from call center services, call center management software sales, and training and consulting. We invoice our call center clients monthly at per seat monthly rates, a base price plus commission per call, or a per hour charge rate, depending on the client's preference. Our call center software clients pay per license, for which there is usually a one-time charge on sale of the software and annual maintenance fees for service. We charge per project for our consulting and training services and for our telecom VAS, which are invoiced throughout the project. Our telecom VAS often includes a post-sale service contract for systems integration and consulting services for which we bill separately. Our communication products such as calling cards, kiosks and cell phones are sold cash-on-delivery. Our gaming center operations generate revenue through the sale of gaming machines to casinos, or through resellers who sell to casinos. Currently we do not consolidate gaming operations as we do not currently hold a controlling interest in the gaming operations, but a 45% interest.

Our clients include the leading telecom operators, banks, insurance, travel, marketing, and service companies, as well as telecom consumers, in Greater China. Clients include China Telecom, China Netcom, China Mobile, China Unicom, PCCW, Hutchison Telecom, CSL, SmarTone, Sunday, Swire Travel, Coca-Cola, SONY, Samsung, Motorola, Nokia, TNT Express, Huawei, TCL, Dun & Bradstreet, American Express, Bank of China, DBS, Hong Kong Government, and Hongkong Post. PacificNet employs over 2,300 staff in our various subsidiaries in China with offices in Hong Kong, Beijing, Shanghai, Shenzhen, and Guangzhou.

Our operations include the following four groups:

(1) Outsourcing Services: includes Business Process Outsourcing (BPO), call center, IT Outsourcing (ITO) and software development services.

(2) Telecom Value-added Services: includes Content Providing (CP), Interactive Voice Response (IVR), Platform Providing (PP) and Service Providing (SP).

(3) Products (Telecom & Gaming): includes communication and gaming products, GSM/CDMA/3G Products, Multimedia Communication Kiosks. This Group includes the following subsidiaries: PacificNet Communications Limited, iMobile, Allink, Take1 and PacificNet Games.

(4) Other Business: including internal administrative matters, other related corporate items, and other business such as PacificNet Power.

CORPORATE STRUCTURE

We conduct our business operations through the following business units and subsidiaries:

(I) OUTSOURCING SERVICES GROUP

1) PACIFICNET EPRO HOLDINGS LIMITED (FORMERLY KNOWN AS: EPRO TELECOM HOLDINGS LIMITED)

PacificNet Epro Holdings Limited (referred to herein as “Epro”), a company incorporated in the Hong Kong Special Administrative Region of the PRC, is engaged in the business of providing call center and customer relationship management (CRM) services, mobile marketing and promotion services, call center training, management and consulting services, call center software, IVR systems, mobile payment and mobile point of sale (POS) solutions, Internet e-commerce and mobile commerce, mobile applications based on short messaging services (SMS), multimedia messaging services (MMS), outsourced telemarketing and customer support services, and other mobile value-added services (VAS). Epro’s business serves Hong Kong and the PRC’s telecom operators, banks, insurance, and other financial services companies in the PRC. Epro’s clients include major telecom operators, banks, insurance and financial services companies in Greater China, such as China Telecom (NYSE: CHA), China Unicom (NYSE: CHU), PCCW (NYSE: PCW), CSL, SmarTone Telecom, Sunday Communications (NASDAQ: SDAY), Hutchison Whampoa Limited (HKSE: 0013.HK), Swire Coca-Cola, Samsung, Dun & Bradstreet, DBS, Dao Heng Insurance, Shenzhen Development Bank, Hong Kong Government Housing Authority and Hong Kong Post.

2) PACIFIC SMARTIME SOLUTIONS LIMITED / PACIFIC SOLUTIONS TECHNOLOGY (SHENZHEN) CO. LTD.

Pacific Smartime Solutions Limited (referred to herein as “Smartime”) is an IT outsourcing company incorporated in Hong Kong that operates through its China subsidiary Pacific Solutions Technology ( (Shenzhen) Co. Ltd. (referred to herein as: Soluteck Shenzhen), which is a leading provider of outsourcing services including software development, R&D, and project management services in China. Smartime employs over 280 staff and provides outsourcing services to the leading telecom, banking and financial services companies in China, including Huawei, IBM, Bank of East Asia. In December 2004, Smartime launched a new software development outsourcing center in Shenzhen, located in a Grade A office building, currently occupying two floors (total 26,000 square feet) with the capacity to expand to two additional floors. Each of the two floors will have the capacity to house about 200 employees. The new outsourcing development center will serve its existing clients, which includes some of the world’s leading telecom and IT companies.

3) PACIFICNET SOLUTIONS LIMITED (Incorporated in Hong Kong)

PacificNet Solutions Ltd. (referred to herein as “PacSo”), incorporated in Hong Kong, is a subsidiary that specializes in systems integration, software application, and e-business solutions services in Hong Kong and Greater China. The scope of PacSo’s products and services includes smart card solutions, web based front-end applications and web based connections to backend enterprise planning systems.

(II) VALUE-ADDED TELECOM SERVICES (VAS) GROUP

PLATFORM PROVIDER COMPANY

BEIJING LINKHEAD TECHNOLOGIES COMPANY LIMITED (Incorporated in the PRC)

Beijing Linkhead Technologies Company Limited, (referred to herein as “Linkhead”), a PRC limited liability corporation, is engaged in the business of providing value-added services (VAS), interactive voice response (IVR) system development and integration, voice Internet portals, computer telephony integration (CTI), VoIP, Internet and mobile application development, telecom customer relationship management (CRM) services for China’s telecom operators, telecom related management and consulting services, mobile consumer analytics, mobile data-mining, Internet e-commerce and mobile commerce, mobile applications based on WAP, K-Java, BREW, EMS, short messaging services (SMS), multimedia messaging services (MMS), outsourced software development, and other mobile value-added services (VAS) in the PRC. Linkhead’s major clients and profit-sharing partners include some of the leading telecom operators such as China Telecom, China Mobile, China Unicom. Linkhead is also channel partner, or a master reseller, of NMS Communications (NASDAQ: NMSS), a leading provider of communications technologies and solutions which enable new enhanced services and efficient networks that help customers grow their profits and revenue.

SERVICE PROVIDER COMPANIES

1) PACIFICNET CLICKCOM LIMITED (INCORPORATED IN THE PRC)

We own a controlling interest in Guangzhou Clickcom Digit-net Science and Technology Ltd. (“Clickcom-WOFE”) through the purchase of a 51% interest of Clickcom-WOFE’s parent company, PacificNet Clickcom Limited, a British Virgin Islands Company (“Clickcom-BVI”).  Clickcom-WOFE conducts its VAS operations with GuangZhou DianXun Company Limited (“Dianxun-DE”), a PRC registered Domestic Enterprise (DE)., through a series of contractual agreements. Under these agreements, the shareholders of Dianxun-DE are required to transfer their ownership in these entities to our subsidiaries when permitted by PRC laws and regulations and all voting rights are assigned to us. Through Clickcom-WOFE, we have also entered into a consulting and services agreements with Dianxun-DE, under which Clickcom-WOFE provides technical services and other services to Dianxun-DE in exchange for all of the net income of Dianxun-DE. In addition, the shareholders of Dianxun-DE have pledged their shares in Dianxun-DE as collateral for non-payment of fees for the services we provide. Through Clickcom-WOFE we provide directly to China’s telecom operators a wide variety of wireless Internet services for mobile phones, such as SMS, Wireless Application Protocol (WAP), which allows users to access information instantly via handheld wireless devices and Java mobile applications. The acquisition of Clickcom-WOFE is our first step in entering the VAS service provider market in which we will be able to design our own mobile phone VAS for distribution directly to telecom operators.

2) GUANGZHOU 3G INFORMATION TECHNOLOGY CO. LIMITED (Incorporated in the PRC)

We own a controlling interest in Guangzhou 3G Information Technology Co. Ltd. (“Guangzhou3G-WOFE”), a PRC registered wholly owned foreign enterprise (WOFE), through the purchase of a 51% interest in Guangzhou 3G’s parent company, Pacific 3G Information & Technology Co. Limited, a British Virgin Islands Company (“Guangzhou3G-BVI”). Guangzhou3G-WOFE conducts it VAS operations with Guangzhou Sunroom Information Industrial Co., Ltd. (“Sunroom-DE”), a PRC registered Domestic Enterprise (DE), through a series of contractual agreements. Under these agreements, the shareholders of Sunroom-DE are required to transfer their ownership in these entities to our subsidiaries when permitted by PRC laws and regulations and all voting rights are assigned to us. Through Guangzhou3G-WOFE, we have also entered into a consulting and services agreements with Sunroom-DE, under which Guangzhou3G-WOFE provides technical services and other services to Sunroom-DE in exchange for all of the net income of Sunroom-DE. In addition, the shareholders of Sunroom-DE have pledged their shares in Sunroom DE as collateral for non-payment of fees for the services we provide. Sunroom-DE is one of the largest value-added telecom and information services providers in China with both voice (IVR and call center) and data (SMS, MMS, WAP, JAVA, GPRS) connection to the four major telecom operators in Asia, China Mobile, China Unicom, China Telecom, and China Netcom, covering both mobile and fixed-line networks. Guangzhou 3G-DE also offers a wide variety of IVR and other wireless and fixed-line, value-added telecom services including color ring back tone (CRBT) services, background music (BGM) services, video ICQ (VICQ) mobile instant messaging services, sports and soccer news, weather forecasts, stock prices, jokes, short stories, dramas, songs and mobile karaoke, mobile TV, games, entertainment, as well as community-oriented services, such as chatline and dating services. Mobile and fixed-line phone users can access Guangzhou 3G-DE’s IVR services through one of the four major telecom operators’ networks. Guangzhou 3G-DE currently employs 280 staff, and has offices in 26 provinces in China including Guangdong, Guangxi, Hubei, Hunan, Jiangsu, Zhejiang, Shanghai, Henan, Anhui, Yunnan, Gansu, Ningxia, Inner Mongolia, Guizhou, Tianjin, Qinghai, Hainan, Heilongjiang, Shanxi, Shandong, Chongqing, Jiangxi, Beijing, Hebei, Liaoning, and Jilin. Guangzhou 3G’s market covers all the major regions of China with over 3 million accumulated fee paying customers.

3) GUANGZHOU WANRONG INFORMATION TECHNOLOGY CO., LIMITED (Incorporated in the PRC)

On January 31, 2006, we consummated an agreement to acquire a 51% majority interest in Guangzhou Wanrong Information Technology Co., Ltd. (“Guangzhou Wanrong,), one of the leading value-added telecom service providers in China. Since its inception in 2003, Guangzhou Wanrong has achieved strong growth in its VAS including SMS, WAP, JAVA, MMS, IVR, multimedia entertainment download services, media interactive products, mobile email services, life, sports, entertainment, and business information services. Guangzhou Wanrong was granted nationwide SMS service numbers “2388” for China Mobile and “9928” for China Unicom.

4) IPACT INTERNATIONAL INVESTMENT LIMITED (Incorporated in the BVI)

Our subsidiary, PacificNet Strategic Investment Holdings Limited holds an 80% equity interest in IPACT International Investment Limited (“IPACT”). IPACT is a newly formed business entity in October 2005. Its primary business will be to sign up qualified Voice-VAS and IVR service providers as profit sharing members in China under a unified brand “iPACT”. We will provide to qualified VAS-Alliance partners, on a profit sharing basis, all of the hardware, software, application, and content for VAS, including a variety of IVR and other wireless and fixed-line VAS content, including color ring back tone (CRBT) services, background music (BGM) services, VICQ mobile instant messaging services, sports news, weather forecasts, stock market, humor, songs and mobile karaoke, mobile TV, games, entertainment, as well as community-oriented services, such as chatline and dating services. Mobile and fixed-line phone users can access PacificNet’s VAS-Alliance services through Guangzhou 3G presence in 26 provinces in China.

5) PACIFICNET AD. LIMITED (Incorporated in Hong Kong)

PacificNet Ad. Limited was incorporated in Hong Kong in December 2005 and 68% of its outstanding equity shares are held by PacificNet Limited. Its principle business is advertising and media services.

(III) PRODUCTS (TELECOM & GAMING) GROUP

1) SHANGHAI CLASSIC GROUP LIMITED (“SHANGHAI CLASSIC”)

Shanghai Classic Group Limited (referred to herein as “Shanghai Classic”)is a subsidiary of PacificNet. Shanghai Classic is a leading distributor of telecom services including mobile phones, phone cards, mobile SIM cards, prepaid stored-value cards, re-chargeable phone cards, VoIP and IDD calling cards, Internet access cards, and bundled cross-selling insurance cards, travel and hotel reservation cards and customer loyalty membership cards in Hong Kong and China. Shanghai Classic is a leading wholesaler and distributor for the major telecom operators in Hong Kong and China.

2) PACIFICNET IMOBILE (BEIJING) TECHNOLOGY CO., LIMITED (Incorporated in the PRC)

On February 06, 2006, we entered into an agreement to acquire a 51% majority interest in PacificNet iMobile (Beijing) Technology Co., Ltd (“iMobile”), one of the leading Internet information portal and e-commerce distributors for mobile phone and accessories and mobile related value-added service providers in China. iMobile operates its e-commerce business via two Internet portals, “http://www.iMobile.com.cn”“ and “http://www.18900.com” and one WAP portal “17wap.com” for mobile phone browsing. In addition, iMobile’s 18900.com operation is the designated Internet distributor for Motorola, Nokia, and NEC’s mobile products in China. 18900.com is the leading Internet e-commerce distributor of mobile products in China, and provides Internet, email, customer service centers, pre-sale and post-sale services, logistics and cash-on-delivery (COD) services to mobile related products in China. iMobile’s 18900.com e-commerce operations combines both online Internet services with its offline customer services network composed of a nationwide chain of logistic and customer centers covering 22 provinces and 40 major cities in China, including Beijing, Shanghai, Chongqing, Tianjin, Chengdu, Dalian, Qingdao, Guangzhou, Shenzhen, Zhuhai, Dongguan, Hangzhou, Suzhou, Ningbo, Wenzhou, Nanjing, Wuhan, Xi’an, Harbin, Qiqihaer, Hunan and Changsha. iIMobile’s Internet portal has been one of the top ranked traffic sites and has achieved about 2.3 million registered online users and over 400,000 active users, with 5 million daily page views and 20,000 blog postings per day, which makes iMobile the top ranked site in its category in China. It is expected this acquisition was structured in the same manner as our other acquisitions, with operation and services agreements between Beijing Xing Chang Xin Science and Technology Development Co. Limited Incorporated DE and PacificNet Imobile (Beijing) Technology, Co. Ltd. WOFE.

3) PACIFICNET COMMUNICATIONS LIMITED

PacificNet Communications Limited (referred to herein as “PacCom”), incorporated in Hong Kong, is a wholly owned subsidiary of PacificNet that specializes in telecom related services in Hong Kong and Greater China.

4) TAKE1 TECHNOLOGIES GROUP LIMITED (“TAKE1” , FORMERLY KNOWN AS: CHEER ERA LIMITED)

Take1 (http://www.take1technologies.com/) is a leading designer, developer and manufacturer of multimedia entertainment and communication kiosk products including photo and video entertainment kiosks, digital camera photo development stations, multimedia messaging services (MMS) and mobile content download, payment and delivery stations for mobile phones, and other coin-operated kiosks and kiosk consumables. Take1 markets and distributes its multimedia communication stations around the world including the USA, Canada, Mexico, Europe, Korea, China, India and SE Asia. Take1 is headquartered in Hong Kong with operations in China, Canada, and USA.

5) PACIFICNET GAMES LIMITED (Incorporated in the BVI)

PacificNet Games Limited incorporated in the British Virgin Islands (BVI), is a wholly owned subsidiary of PacificNet Strategic Investment Holdings Limited. Its primary purpose is to design and distribute Internet online games and offline gaming machines. On August 3, 2006, PacGames completed the acquisition of 100% of Able Entertainment Technology Ltd., by exchanging 65% of the share ownership of PacGames and by the issuing of 200,000 restricted shares of PacificNet Inc. Upon completion of this transaction, PacificNet Inc. owns 35% of PacGames, and we subsequently acquired an additional 10% of PacGames.

6) ALLINK HONG KONG LIMITED (Incorporated in the HKSARI)

On August 11, 2006, PacificNet’s wholly owned subsidiary PacificNet Communications Limited (“PacCom”) agreed to the acquisition of 80% of Allink Hong Kong Limited (“Allink”), a leading provider of security and surveillance technology and services based in the Hong Kong Special Administrative Region of China, through the issuance of 200,000 restricted shares of PacificNet Inc. If the transaction is completed, PacificNet Inc. will own 80% of Allink. Under the purchase agreement, Allink has committed to generate an annual profit of HKD$3,000,000 (approx USD$385,000) and will provide for an adjustment to the purchase price if the Allink does not achieve an annual net profit of HKD$3,000,000. Allink operates one of the leading CCTV communication and security surveillance technology and services provider utilizing extra low voltage technology for property management companies in Hong Kong and Macau, China. The transaction was originally expected to be completed in the third quarter of 2006, however since the necessary due diligence has not been completed, the Company has been unable to consummate the merger.

(IV) OTHER BUSINESS ENTITIES

1) PACIFICNET LIMITED (INCORPORATED IN HONG KONG)

PacificNet Limited is incorporated in Hong Kong as a wholly owned subsidiary of PacificNet Inc. Its primary purpose is to handle the general administrative operations of PacificNet in Hong Kong.

2) PACIFICNET STRATEGIC INVESTMENT HOLDINGS LIMITED (Incorporated in the BVI)

PacificNet Strategic Investment Holdings Limited (referred to herein as “PacInvest”), incorporated in the British Virgin Islands (BVI), is a wholly owned subsidiary of PacificNet that specializes in strategic investment, direct investment, mergers and acquisitions, joint venture development, and other financial and investment services in Hong Kong and Greater China. Its primary purpose is to help PacificNet identify strategic investment opportunities, process deal flow, conduct due diligence, negotiate terms and valuation, monitor investment performance and conduct synergy development, with a focus in Chinese investment opportunities related to PacificNet’s business.

3) PACIFICNET POWER LIMITED (Incorporated in Hong Kong)

PacificNet Power Ltd. (referred to herein as “PacPower”), has enjoyed significant growth beginning in late 2005 and early 2006. PacPower was founded in Hong Kong on January 10, 2005 as a subsidiary of PacificNet Limited with 51% ownership by PacificNet. Headquartered in Hong Kong, PacPower invests in, develops, markets, distributes, resells, and manufactures energy saving products for use in commercial, residential and industrial settings. PacPower also engages in energy management services (EMS), energy savings consultation, analysis and solutions implementation, outsourcing energy management services, energy savings performance contract (ESPC). PacPower’s energy management services include electrical power management for lighting, air conditioning, elevators and escalators, buildings and roads, and energy related engineering services.

4) PERPETUAL GROWTH INVESTMENTS LIMITED (Incorporated in the BVI)

Perpetual Growth Investments Limited incorporated in the British Virgin Islands (BVI), is a wholly owned subsidiary of PacificNet Communications Limited.

5) PACIFIC FINANCIAL SERVICES LIMITED (Incorporated in Hong Kong)

Pacific Financial Services Limited incorporated in Hong Kong in November 2005, is a wholly owned subsidiary of PacificNet Inc. Its primary purpose is to provide financial services in Hong Kong.

6) PACIFICNET TECHNOLOGY (SHENZHEN) LIMITED (Incorporated in the PRC)

PacificNet Technology (Shenzhen) Limited (referred to herein as “PacSZ”) is incorporated in the PRC as a wholly owned foreign enterprise (WOFE) , is a wholly owned subsidiary of PacificNet Limited Hong Kong. Its primary purpose is to provide administrative support back-office, IT support and software development services, to support PacificNets' operations in China, and to conduct the general administrative operations of PacificNet in China.

7) PACIFICNET BEIJING LIMITED (Incorporated in the PRC)

PacificNet Beijing Limited (referred to herein as “PacBJ”) incorporated in the PRC as a wholly owned foreign enterprise (WOFE) is a wholly owned subsidiary of PacificNet Limited Hong Kong. Its primary purpose is to provide administrative back-office support, IT support and software development services, to support PacificNet’s operations in China, and to conduct the administrative operations of PacificNet in China.

OUR ACQUISITION MODEL FOR TELECOM VALUE- ADDED SERVICES COMPANIES IN CHINA

CORPORATE OWNERSHIP STRUCTURE

Set forth below is an illustration of our acquisition model using Clickcom as an example.

PRC laws and regulations restrict us, as a foreign entity, from having a direct controlling interest in entities such as Dianxun-DE Sunroom-DE, Wanrong-DE, and Imobile-DE that hold operating licenses to engage in domestic telecom value-added services and online ecommerce in China. As a result, we conduct substantially all of our operations through Clickcom-WOFE, Guangzhou3G-WOFE, Wanrong-WOFE and Imobile-WOFE. We own 51% of the shares in each of the WOFEs. Clickcom-WOFE, Guangzhou3G-WOFE, Wanrong-WOFE and Imobile-WOFE each signed Consulting and Services Agreements respectively with Dianxun-DE Sunroom-DE Wanrong-DE and Imobile-DE (the entities that actually carry out the operating activities). These agreements provide that all of the DE profits will flow through to the respective WOFEs. Pursuant to these agreements, we guarantee any obligations undertaken by these companies under their contractual agreements with third parties, and we are entitled to receive service fees in an amount equal to 51% of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in Clickcom-WOFE, Guangzhou3G-WOFE, Wanrong-WOFE and Imobile-WOFE . The operations of DEs are managed by their original management teams. We do not put our own management in place, nor do we integrate current management of the DEs with management from other subsidiaries. According to the operating agreements between the DEs and WOFEs, each DEs board of directors has the power to appoint the General Manager of the DE who in turn has the power to appoint other members of the management. We do not directly participate in the daily operations DE, however, we have the power to appoint or change directors and senior management because PacificNet indirectly ultimately controls the voting power of the shareholders of each DE through the Power of Attorney given to our President, Mr. Victor Tong.

In the opinion of our internal PRC legal counsel, the ownership structures of, and contractual agreements between Clickcom-WOFE, Guangzhou3G-WOFE, Wanrong-WOFE and Imobile-WOFE with Dianxun-DE Sunroom-DE Wanrong-DE and Imobile-DE, respectively, and their shareholders, and the businesses and operations of the DEs as, respectively, described in this Annual Report, comply with all existing PRC laws, rules and regulations and are fully enforceable in accordance with their terms and conditions. In addition, our internal PRC legal counsel is of the opinion that no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual agreements and businesses and operations of the WOFEs and those DE’s. However, there may be uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “Risk Factors — Risks Relating to Our Business.”

BUSINESS OPERATIONS OF THE WOFES

The business of each of Clickcom, Guangzhou3G, Wanrong and Imobile WOFE’s are conducted through a series of contractual agreements with their affiliated PRC-incorporated Domestic Enterprise (DE) value-added service (VAS) or ecommerce providers, Dianxun-DE, Sunroom-DE, Wanrong-DE and Imobile-DE, respectively, and their respective shareholders. We do not have any ownership interests in Dianxun-DE, Sunroom-DE, Wanrong-DE and Imobile-DE.

WIRELESS DATA SERVICES

Dianxun-DE, Sunroom-DE and Wanrong-DE have established cooperation arrangements with mobile telecommunications operators, mobile phone producers and other wireless data service providers in the wireless VAS business. They provide wireless data services through China Mobile’s Monternet and China Unicom’s UNI-Info platforms pursuant to revenue sharing agreements that they have entered into with these mobile telecommunications operators. These services include color ring back tone (CRBT) services, background music (BGM) services, VICQ mobile instant messaging services, sports and soccer news, weather forecasts, stock prices, jokes, short stories, dramas, songs and mobile karaoke, mobile TV, games and entertainment.

China Mobile and China Unicom control the two mobile telecommunications networks through which all wireless data services are currently provided to mobile phone users in China. Close working relationships with China Mobile and China Unicom are critical to the operation and continued development of wireless data services business. See “Risk Factors — Risks Relating to Our Business.” A substantial portion of Dianxun-DE, Sunroom-DE and Wanrong-DE business depends on mobile telecommunications operators in China, and any loss or deterioration of such relationship may result in severe disruptions to their business operations and the loss of a significant portion of our revenue. As of the end of 2005, Dianxun-DE, Sunroom-DE and Wanrong-DE had entered into approximately 25 cooperation and revenue sharing agreements with various provincial subsidiaries of China Mobile, as well as China Unicom, to provide wireless data services to mobile phone users, to research and develop new wireless data technologies and to promote the use of wireless data services in China.

Dianxun-DE, Sunroom-DE and Wanrong-DE established the fees for data services in consultation with telecommunications operators in China. They share the revenue from these fees with the telecommunications operators, content providers and mobile phone producers. They also pay a transmission fee to the appropriate telecommunications operator with respect to messages that they send through its value-added services platform.

The mobile telecommunications operators establish standards within which wireless data services providers are able to set the fees for their services. These standards are filed with the Ministry of Information Industry by the mobile telecommunications operators. In accordance with these standards, they charge the users content fees on either a per-message or a monthly subscription basis. Both per-message and monthly subscription content fees vary for the different wireless data products and services.

WIRELESS INTERACTIVE VOICE RESPONSE (IVR) SERVICES

In May 2003, China Mobile launched its wireless IVR services nationwide. Mobile phone users access Sunroom-DE’s wireless IVR services through China Mobile’s network. Sunroom-DE’s wireless IVR services include weather forecasts, stock prices, jokes, short stories, dramas, songs and other entertainment topics, as well as community-oriented services, such as chat and dating services.

We believe that demand for wireless IVR services in China, like demand for other wireless value-added services, has been driven by the rapid increase in mobile phone ownership, the rise in average income and the emergence of a youth culture that rapidly adopts new modes of affordable entertainment.

CONSULTING AND SERVICE AGREEMENTS

The Consulting and Service Agreement signed between each WOFE and their respective DE is similar. Pursuant to the terms of the agreement, the WOFE (“Party A”) agrees to be the exclusive provider of telecom consulting services to the DE (“Party B”). During the term of the agreement, Party B shall not accept technical and consulting services provided by any third party. Party B agrees to pay a fee to Party A equal to 100% of its monthly net income for the services provided. Payment of the service fees has been secured through a share pledge agreement with the shareholders of each of the DEs, whereby they pledged all of their shares to the respective WOFE. In addition, each of the shareholders of the DEs has granted to our President, Mr. Victor Tong, a Power of Attorney which gives him the full power and authority to exercise all of the rights of the shareholders of the DEs.

(1) Each of the DEs, by design, is thinly capitalized because a substantial portion of PacificNet’s invested amounts or consideration were paid or payable directly to previous owners of Sunroom-DE and Dianxun-DE for entering into the acquisition transactions while none of the investment consideration was injected into the DEs. Therefore, additional funding from PacificNet is needed to support the DEs’ business development and working capital.

(2) Fees from Service Contracts - Fees from these service contracts are substantial, but are not commensurate with the level of service provided by the WOFEs to the DEs. The contractual and funding arrangements with the DEs evidence that PacificNet has closely participated in the majority of the DEs’ economics. PacificNet is the primary beneficiary through its WOFE subsidiaries since PacificNet is the only enterprise with a sufficiently large interest in the VIEs. Accordingly, we conclude that going forward PacificNet should consolidate the DEs’ financial interests.

BUSINESS OPERATION HIGHLIGHTS OF 2005

During the three months ended December 31, 2005, we continued to win business from high-profile Chinese and multinational companies conducting business in China such as China Mobile, China Unicom, China Telecom, Bank of China, Ping An Insurance, TCL, TNT Express, Watsons, Hutchison. All of our business units remain strong, and we continue to focus on penetrating the CRM and VAS/IVR markets through organic growth and by acquisition. With the launch of the ‘iPACT’ IVR-Alliance program, we hope to sign up new local IVR service providers to join our unified brand and strong IVR content and service offerings, under a chain of unified service standard under the iPACT brand. We look forward to revenue growth, market share improvement, and stronger partnerships with all the major telecom operators and local IVR service providers in China. With business activity increasing across all of our units, we are excited about the prospects for the Company in the coming quarters. We believe that our fundamentals are stronger than ever and that market opportunities for sustainable growth and profitability in China’s CRM and VAS sector are vast. The following are some of the highlights of 2005:

In January, Watsons Water selected PacificNet Epro’s WISE-xb Multimedia Contact Center System as its customer services initiative for its customer services center.

In January, PacificNet Linkhead, a leading provider of interactive voice response (IVR), voice chatline, mobile QQ, and other voice based value-added services in China, launched the Color Ring-back Tone (CRBT) services for China Unicom (NYSE:CHU) in Shandong and Henan. We partnered with North Tech, a leading system integrator and channel partner, in deploying the customized Color Ring-back Tone (CRBT) service for China Unicom Henan Province, with over 200,000 users based on both CDMA and GSM networks. With the CRBT service (“Cai-Ling”), subscribers can customize the ring tone from a wide selection of commercial music, personalized messages, celebrity greetings, or voice advertisements to replace the monotonous ring connecting tone that the caller would hear.

In February, we successfully deployed WISE-xb Interactive Voice Response System (IVRS) Contact Center Solution for TNT Hong Kong, a division of TPG NV and the world’s leading business to business express delivery company, as TNT’s key customer relationship management (CRM) initiative to enhance its customer services.

In March, we expanded our operations by acquiring entities that operate as service providers in the VAS & IVR industries, which have grown rapidly in China in recent years and to further develop products and services organically. On the acquisition front, the purchase of Guangzhou 3G Information Technology Co. Ltd. in April was a significant event. We purchased a 51% controlling interest, which is expected to help expand PacificNet’s value-added service coverage to all of China through Guangzhou 3G’s experienced operation team of 280 staff and sales offices in 26 provinces in China. Guangzhou 3G is one of the largest value-added telecom and information services providers in China with both voice and data connections to the four major telecom operators (China Mobile, China Unicom, China Telecom, and ChinaNetcom), covering both mobile and fixed-line networks.

In April, we were selected by Ping An Insurance (“Ping An”), the second largest life insurance company in China, to provide CRM consulting and call center training services to Ping An’s main customer service center located in Suzhou with 300 seats and 500 customer service representatives.

In April, we have formed an alliance with the largest Call Center in Japan, under which we became designated agent for Bellsystem24, Inc. in China and Hong Kong. Bellsystem24 is Japan’s largest telemarketing, call center and CRM services company with over 4,300 clients, 22,135 communication service representatives, 9,500 workstations, 160 system engineers, and 31 offices in Japan.

In June, we formed a partnership with Epicor Software Corporation (NASDAQ:EPIC), a recognized global leader of software solutions for middle-market companies, to provide Customer Relationship Management (CRM) for Chinese companies.

In July, we announced the launch of a new IVR-Alliance program called “iPACT” at the 2005 Voice Value-Added Service (VAS) Conference. Under this iPACT program, PacificNet plans to sign up qualified Voice-VAS and IVR service providers as profit sharing members in China under a unified brand “iPACT”. PacificNet will provide to qualified VAS-Alliance partners, on a profit sharing basis, all of the hardware, software, application, and content for VAS, including a variety of IVR and other wireless and fixed-line VAS content. Mobile and fixed-line phone users can access PacificNet’s VAS-Alliance services through Guangzhou 3G presence in 26 provinces in China.

In August, PacificNet Clickcom, reached an agreement with China Unicom’s Guangdong Branch to launch a new Mobile Mailbox Service called “UMAIL” for Unicom’s CDMA users on its WAP Portal website. Guangdong is one of the largest and most affluent provinces in China and represents a significant opportunity for PacificNet to offer value-added telecom services. As of June 2005, China Unicom has 30.47 million CDMA users and 8.5 million WAP users nationwide. China Unicom’s CDMA users in Guangdong may go to its WAP Portal, enter UMAIL service, and be able to send and receive e-mail by mobile phone.

In October, PacificNet Epro acquired a 70% ownership interest in Guangzhou JunFeng Network Technology Co. Ltd. (JunFeng). The acquisition is expected to be additive to Epro’s 2006 earnings.

In November, PacificNet Linkhead was awarded an open project tender by Industrial and Commercial Bank of China (“ICBC”), the largest commercial bank in China with over 21,000 domestic branches, to develop its integrated IVR telephone banking system.

In December, we continued to win high-profile government and private sector projects. We won a project tender by the City of Guangzhou, one of the largest and most affluent cities in China, to develop an Internet and intranet based e-business platform for Guangzhou Metro.

RECENT DEVELOPMENTS

Unwinding of Business Acquisition

On December 19, 2005, we announced the execution by our wholly-owned subsidiary, PacificNet Strategic Investment Holdings Limited ("PacInvest”), of an Agreement for the Sale and Purchase of 51% of Lion Zone Holdings Limited (the “Sale and Purchase Agreement”). Pursuant to the terms of the Sale and Purchase Agreement, PacInvest acquired a 51% interest in Lion Zone Holdings Limited ("Lion Zone"), which holds a 100% interest in Shenzhen GuHaiGuanChao Investment Consultant Co., Ltd. ("ChinaGoHi"), a wholly-owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China.

On November 20, 2006, PacInvest executed an agreement to terminate (the “Termination Agreement”), the Sale and Purchase Agreement with Lion Zone, ChinaGoHi and Mr. Wang Wenming (collectively, the “Sellers”). The Termination Agreement was effective as of November 1, 2006. As a result of the Termination Agreement, Mr. Wang Wenming and Lion Zone agreed to return to PacInvest, (1) HKD$3,000,000, (2) USD$100,000 in cash, and (3) 275,000 of our restricted shares, and PacInvest returned its 51% interest in Lion Zone to Mr. Wang. Additionally, the Sellers agreed to waive PacInvest’s obligation during the term of the Sale and Purchase Agreement to issue the restricted shares and to provide certain loans to the Sellers. PacInvest reserved its right to re-purchase the 51% interest within 2 years of the date of signing the Termination Agreement for a purchase price of 5 times net profit based on U.S. GAAP audited financials for a period of 12 months after signing. All of the parties to the Termination Agreement agreed to waive any liabilities of each party which may result from the Termination Agreement.

The decision to terminate the Sale and Purchase Agreement was due to ChinaGoHi’s inability to obtain the approval of, and get the necessary license to operate from, the China Securities Regulatory Commission (“CSRC”).  We have previously disclosed in our periodic reports filed with the Securities and Exchange Commission that in the past, the Chinese government has stopped the distribution of information  that it believes violates PRC law over the Internet or through VAS.  We have disclosed the risk that if the PRC government were to take any action to limit or prohibit the distribution of information through our networks or via our VAS, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.  In July 2006, the Chinese Broadcasting Bureau along with the CSRC banned the TV membership sales model, which was the model ChinaGo Hi employed in its business. The Sale and Purchase Agreement provided that if ChinaGoHi or Lion Zone was banned or in any way restricted from conducting business under the existing or new PRC laws or legislation during the period from signing the Sale and Purchase Agreement to July 1, 2006, and ChinaGoHi failed to change its business model in good faith to adapt to the new regulations, and such failure resulted in any shortcoming of the accumulated net profit, ChinaGoHi and Lion Zone would return to PacInvest all the cash and shares they obtained under the Agreement.

BUSINESS ACQUISITIONS

ACQUISITION OF GUANGZHOU WANRONG

In January 2006, we completed the acquisition of a 51% interest in Guangzhou Wanrong Information Technology Co., Ltd. (“Guangzhou Wanrong”, http://www.my2388.com), one of the leading value-added telecom service providers in China. The acquisition is expected to be accretive to the Company’s earnings in 2006. Since its inception in 2003, Guangzhou Wanrong has achieved strong growth in its VAS including SMS, WAP, JAVA, MMS, IVR, multimedia entertainment download services, media interactive products, mobile email services, life, sports, entertainment, and business information services. Guangzhou Wanrong was granted nationwide SMS service numbers “2388” for China Mobile and “9928” for China Unicom. Wanrong’s integrated value-added mobile services system is valuable for the implementation of PacificNet’s “iPACT program”, a standard service-mark for PacificNet’s VAS profit-sharing alliance partnership program. See “Product and Service Offerings: Value-Added Telecom Services” above for a detailed description of the iPACT program.

We paid approximately US$1.75million for the equity interest in Guangzhou Wanrong, which payable 21% in cash and 79% in restricted shares of PacificNet common stock payable in restricted shares of PacificNet valued at $8 per share, or about 173,000 restricted shares. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net income Under the purchase agreement, Guangzhou Wanrong is obligated to generate $500,000 in annual net income. In the event of a shortfall, the purchase price will be adjusted accordingly. PacificNet will also invest approximately $370,000 (or about RMB 3 million) in Guangzhou Wanrong for general corporate purposes.

ACQUISITION OF IMOBILE IN Q1 2006

iMobile operates its e-commerce business via two Internet portals (“http://www.iMobile.com.cn” and http://www.18900.com) and one WAP portal (“17wap.com”) for mobile phone browsing. In addition, iMobile’s 18900.com operation is the designated Internet distributor for Motorola, Nokia, and NEC’s mobile products in China. 18900.com is the leading Internet e-commerce distributor of mobile products in China, and provides Internet, email, customer service centers, pre-sale and post-sale services, logistics and cash-on-delivery (COD) services to mobile related products in China. iMobile’s 18900.com e-commerce operations combines both online Internet services with its offline customer services network composed of a nationwide chain of logistic and customer centers covering 21 provinces and 40 major cities in China, including Beijing, Shanghai, Chongqing, Tianjin, Chengdu, Dalian, Qingdao, Guangzhou, Shenzhen, Zhuhai, Dongguang, Hanzhou, Suzhou, Ningbo, Wenzhou, Nanjing, Wuhan, Xian, Harbin, Qiqihaer, Hunan and Changsha.

iMobile’s Internet portal has been one of the top ranked traffic sites and has achieved about 2.3 million registered online users and over 400,000 active users, with 5 million daily page views and 20,000 blog postings per day, which makes iMobile the top ranked site in its category in China. The purchase consideration for 51% of the equity interest of iMobile is approximately US$1.8 million, which represents approximately seven times the anticipated future annual net income of iMobile. The purchase consideration is payable 14% in cash and 86% in restricted shares of PacificNet valued at $8 per share, or about 191,875 restricted shares. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net income. Under the purchase agreement, iMobile has committed to generate $500,000 in annual net income. In the event of a shortfall, the purchase price will be adjusted accordingly. PacificNet will also invest approximately $250,000 (about RMB 2 million) in iMobile for general corporate and working capital purposes to support growth.

ACQUISITION OF ABLE ENTERTAINMENT TECHNOLOGY LTD.

On August 3, 2006, PacificNet's wholly owned subsidiary PacGames completed the acquisition of 100% of Able Entertainment Technology Ltd., by exchanging 65% of the share ownership of PacGames and by the issuing of 200,000 restricted shares of PacificNet Inc. Upon completion of this transaction, PacificNet Inc. owned 35% of PacGames. PacificNet subsequently acquired an additional 10% share ownership.

Under the purchase agreement, Able Entertainment Technology Ltd. has committed to generate an audited annual profit of USD$1,600,000 and will provide for an adjustment to the purchase price if it does not achieve an annual net profit of USD$1,600,000 during the first 12-month period and USD$3,000,000 during the second 12-month period.

ACQUISITION OF ALLINK HONG KONG LIMITED

On August 11, 2006, PacificNet’s wholly owned subsidiary PacificNet Communications Limited (“PacCom”) agreed to the acquisition of 80% of Allink Hong Kong Limited (“Allink”), a leading provider of security and surveillance technology and services based in the Hong Kong Special Administrative Region of China, through the issuance of 200,000 restricted shares of PacificNet Inc. If the transaction is completed, PacificNet Inc. will own 80% of Allink. Under the purchase agreement, Allink has committed to generate an annual profit of HKD$3,000,000 (approx USD$385,000) and will provide for an adjustment to the purchase price if the Allink does not achieve an annual net profit of HKD$3,000,000. Allink operates one of the leading CCTV communication and security surveillance technology and services provider utilizing extra low voltage technology for property management companies in Hong Kong and Macau, China. The transaction was originally expected to be completed in the third quarter of 2006, however since the necessary due diligence has not been completed, the Company has been unable to consummate the merger.

The consideration to be paid follows:

(1)	The purchase consideration for 80% of the equity interest of the Company is payable entirely (100%) in restricted shares of PACT, equivalent to 200,000 restricted PACT shares.

(2)	The purchase price is payable upon achievement of certain quarterly earn-out targets based on net profits.

CAPITAL RAISING TRANSACTIONS

Private Placement of Convertible Debentures and Warrants

On March 13, 2006, we completed a private placement in which we sold $8,000,000 in convertible debentures and issued warrants to purchase up to an aggregate of 400,000 shares of common stock. The debentures are convertible at any time into shares of our common stock at an initial fixed conversion price of $10.00 per share, subject to adjustments for certain dilutive events. The debentures are due March 13, 2009. The warrants are exercisable for a period of five years at an exercise price of $12.20 per share. At the closing of the private placement, we prepaid the first year’s interest on the debentures equal to 5% of the aggregate principal amount of debentures. We will pay interest in cash or shares, provided that certain conditions are met, at the rate of 6% for the second year the debentures are outstanding and then 7% for the third. Beginning January 1, 2007, we are obligated to redeem $320,000 every month, plus accrued, but unpaid interest, liquidated damages and penalties. We also have the option to prepay at any time, provided that certain conditions have been met, after the 12 month anniversary of the effective date of the registration statement of which this prospectus is part, some or all of the outstanding debentures for cash in an amount equal to 120% of the principal amount outstanding, plus accrued, but unpaid interest, liquidated damages and penalties outstanding. At any time after the six month anniversary of the effective date, we may force the holders to convert up to 50% of the then outstanding principal amount of the debentures, subject to certain trading conditions being met. If any event of default occurs under the debentures or other related documents, the holders may elect to accelerate the payment of the outstanding principal amount of the debenture, plus accrued, but unpaid interest, liquidated damages and penalties, which shall become immediately due and payable.

Under the terms of the registration rights agreement, dated February 28, 2006, entered into among the Company and the holders, we are obligated to register for resale 150% of the shares of common stock issuable upon conversion of the debentures and the warrants, and interest on the convertible debentures. We are currently in default under the private placement transaction documents for the untimely filing of the registration statement, of which this prospectus is part, and for the failure to have the registration statement declared effective prior to the effectiveness date set forth in the registration rights agreement. As of November 1, 2006, we could be liable for liquidated damages of approximately $800,000 as a result of the foregoing. As of the date of this prospectus, we paid $35,000 in liquidated damages to one holder. As of the date of this prospectus, the holders have not elected to accelerate the payment of the outstanding principal and interest owing on the debenture.

Also in connection with the private placement, Messrs. Tony Tong, Victor Tong and Shaojian Wang and Sino Mart Management Ltd., and its sole officer and director, Mr. Cho Sam Tong, entered into lock-up agreements restricting the disposition of shares of our common stock benefically owned by them until the earlier of 30 days from the effective date of the registration statement, or February 28, 2008.

Messrs. Tony and Victor Tong, Wang and Sino Mart Management Ltd. each executed letter agreements to the holders of the convertible debentures and warrants, in which they each agreed to vote all of the shares of the Company over which they have voting control in favor of any resolutions presented to the stockholders of the Company to approve the issuance, in the aggregate, of more than 19.999% of the number of shares of common stock of the Company outstanding on the closing date of the private placement. They executed each letter agreement in consideration of, and as a condition to the consummation of the private placement.

C.E. Unterberg, Towbin LLC acted as Placement Agent and received a cash fee in the amount of $449,500 and a warrant to purchase up to 16,000 shares. Maxim Group also acted as Placement Agent and received a cash fee in the amount of $50,000.

PRODUCTS AND SERVICES OFFERED

Our goal is to take a leading role in providing information technology services and network communications, which are rapidly expanding business sectors in Asia. The services offered by each of our subsidiaries can be classified within one of the following three business groups:

1. OUTSOURCING SERVICES

BUSINESS PROCESS OUTSOURCING (BPO)

PACIFICNET EPRO HOLDINGS Limited (“Epro”) operates our call center offering 24 hour staff-answering and automatic-answering service hotlines in our service areas, handling customer inquiries regarding services, billing, and technical support, as well as customer complaints. We offer services targeted at high-value and corporate customers. We provide them with dedicated account executives, on-site visits, and systems for collecting comments and handling complaints.

Epro is a leading provider of outsourced call-center services with over 15 years of field experience in greater China. Epro’s business consists of the following three major categories:

(1) OUTSOURCED CALL CENTER SERVICES Epro’s ISO 9001 certified outsourcing contact center hosts over 1,000 workstations and 1,200 agents, processing over 100,000 calls daily and provides multi-lingual inbound and outbound CRM services. The call center is the largest outsourced call center in Hong Kong. Epro permits its clients to recruit and hire their own personnel to work in its call center, for which Epro provides managerial services, call center seats, and equipment. Our inbound call center services include sales inquiry hotline, telephone orders, technical helpdesk, and customer service. Certain of our clients also engage us to provide telemarketing and telesales for their products and for promotions, to conduct market surveys, and to provide administrative functions, such as appointment setting.

(2) TRAINING AND CONSULTING SERVICES The Epro Call Center Training Institute (ECCTI) is a leading provider of Contact Center Management Consulting and Training services, which helps clients to maximize the return on investment of their CRM operations. Through ECCTI, we provide on-site training and consulting services, and we offer courses and seminars for call center managers and professionals, sales representatives, customer service representatives and telemarketing service representatives and in-house trainers.

(3) CALL CENTER MANAGEMENT SOFTWARE PRODUCTS AND SOLUTIONS WISE-xb Call Center agent performance management and reporting software is Epro’s proprietary call center management software. Wise-xb has been installed in over 60 customer sites in the PRC. Epro’s products also include Automatic Call Distribution (ACD) System, Unified Messaging System (UMS), SMS, and VAS.

INFORMATION TECHNOLOGY OUTSOURCING (ITO)

PACIFIC SMARTIME SOLUTIONS LIMITED (“Smartime”) - Through Pacific Solutions Technology (Shenzhen) Company Limited, its operating subsidiary in Shenzhen, China, Smartime provides outsourced consulting services and programming services, including software development, R&D, and project management to leading telecom, banking and financial services companies including Huawei, IBM, Bank of East Asia and others.

PACIFICNET SOLUTIONS LIMITED (“PacSo”) - PacSo specializes in systems integration, software application, and e-business solutions services in Hong Kong and Greater China. The scope of PacSo’s products and services includes smart card solutions, web based front-end applications and web based connections to backend enterprise planning systems.

2.   VALUE-ADDED TELECOM SERVICES (VAS)

LINKHEAD - Linkhead is a value-added reseller and provider of VAS, such as IVR system development and integration, SMS, and voice-portal services. Linkhead is also a channel partner, or a master reseller, of NMS Communications system hardware, a leading provider of communications technologies. Linkhead also acts as a mobile phone systems integrator for service providers in China, providing the hardware, know-how, and software for mobile phone VAS, such as mobile chat, mobile karaoke, and color ring back tone. The service providers ultimately provide the Linkhead systems to telecom operators, such as China Unicom and China Netcom.

CLICKCOM-WOFE - Through Clickcom-WOFE and its affiliated company Dianxun-DE we can offer, directly to China’s telecom operators, a wide variety of wireless Internet services for mobile phones, such as SMS, Wireless Application Protocol (WAP), which allows users to access information instantly via handheld wireless devices, and Java mobile applications. The acquisition of Clickcom-WOFE was our first step in entering the VAS service provider market where we anticipate designing our own mobile phone VAS for distribution directly to telecom operators.

GUANGZHOU3G-WOFE - Guangzhou3G-WOFE is one of the largest value-added telecom and information services providers in China with both voice (IVR and call center) and data (SMS, MMS, WAP, JAVA, GPRS) connections to the four major telecom operators: China Mobile, China Unicom, China Telecom, and China Netcom, covering both mobile and fixed-line networks. Guangzhou 3G also offers a wide variety of IVR and other wireless and fixed-line, value-added telecom services including color ring back tone (CRBT) services, background music (BGM) services, VICQ mobile instant messaging services, sports and soccer news, weather forecasts, stock prices, jokes, short stories, dramas, songs and mobile karaoke, mobile TV, games, entertainment, as well as community-oriented services, such as chatline and dating services. Mobile and fixed-line phone users can access Guangzhou 3G IVR services through one of the four major telecom operators’ networks.

IPACT INTERNATIONAL INVESTMENT LIMITED - IPACT plans to sign up qualified Voice-VAS and IVR service providers as profit sharing members in China under a unified brand “iPACT.” We will provide to qualified VAS-Alliance partners, on a profit sharing basis, all of the hardware, software, application, and content for VAS, including a variety of IVR and other wireless and fixed-line VAS content, including color ring back tone (CRBT) services, background music (BGM) services, VICQ mobile instant messaging services, sports news, weather forecasts, stock market, humor, songs and mobile karaoke, mobile TV, games, entertainment, as well as community-oriented services, such as chatline and dating services. Mobile and fixed-line phone users can access PacificNet’s VAS-Alliance services through Guangzhou 3G presence in 26 provinces in China.

PACIFICNET AD. LIMITED - PacificNet Ad. Limited was newly formed in December 2005 in Hong Kong and provides advertising and media services.

3. PRODUCTS (TELECOM AND GAMING)

SHANGHAI CLASSIC - Shanghai Classic distributes telecom services for mobile phones, such as mobile phones, calling cards, mobile SIM cards, prepaid stored-value cards, wireless broadband and Internet services for mobile phones. We sell mobile phones and calling cards wholesale to distributors who in turn sell to retail shops and newsstands. IMOBILE - iMobile’s Internet portal has been one of the top ranked traffic sites and has achieved about 2.3 million registered online users and over 400,000 active users, with 5 million daily page views and 20,000 blog postings per day, which makes iMobile the top ranked site in its category in China.

PACIFICNET COMMUNICATIONS LIMITED - PacCom specializes in telecom related services in Hong Kong and Greater China.

PACIFICNET IMOBILE (BEIJING) TECHNOLOGY CO., LIMITED - iMobile operates its e-commerce business via two Internet portals, “http://www.iMobile.com.cn” and “http://www.18900.com” and one WAP portal “17wap.com” for mobile phone browsing. In addition, iMobile’s 18900.com operation is the designated Internet distributor for Motorola, Nokia, and NEC’s mobile products in China. 18900.com is the leading Internet e-commerce distributor of mobile products in China, and provides Internet, email, customer service centers, pre-sale and post-sale services, logistics and cash-on-delivery (COD) services to mobile related products in China. iMobile’s 18900.com e-commerce operations combines both online Internet services with its offline customer services network composed of a nationwide chain of logistic and customer centers covering 22 provinces and 40 major cities in China.

TAKE1 - Take1 manufactures multimedia entertainment and communication kiosk products including photo and video entertainment kiosks, digital camera photo development stations, multimedia messaging services (MMS) and mobile content download, payment and delivery stations for mobile phones, and other coin-operated kiosks and kiosk consumables.

PACIFICNET GAMES LIMITED - PacGames designs and distributes Asian electronic gaming machines, multi-player electronic gaming technology solutions and gaming related maintenance, IT, and distribution services for the leading hotel and casino operators based in Macau and other Asian gaming markets.

ALLINK HONG KONG LIMITED - Allink provides security and surveillance technology and services.

PRINCIPAL CUSTOMERS

Our principal customers in each of our business groups are located in Hong Kong, mainland China and other regions of Asia. Our key clients consist of leading telecom operators, banks, insurance, travel, marketing, government, services companies and telecom consumers.

1.  OUTSOURCING SERVICES (INCLUDING BPO, ITO, CALL CENTER SERVICES) CUSTOMERS

The following is a brief description of some of the Company’s customers in the outsourcing services group:

HUTCHISON TELECOM - A subsidiary of Hutchison Whampoa Ltd, is one of the world’s leading owners and operators of telecommunications, offering a wide range of communication services in Hong Kong and around the globe including mobile telephony (voice and multimedia), paging, trunked radio, fixed-line services, Internet services, fiber optic broadband networks and radio broadcasting.

PCCW LIMITED - A leading telecommunications carrier and service provider in Hong Kong.

SUNDAY COMMUNICATIONS LIMITED - One of the six mobile operators in Hong Kong, SUNDAY was granted a mobile carrier license in Hong Kong to construct and operate a 3G network. SUNDAY offers its mobile subscribers basic airtime services, value-added services, enhanced services, short messaging services, wireless data services, roaming services and international long distance calling services, and sells accessories.

BANK OF CHINA GROUP INSURANCE COMPANY (BOCGI) - BOCGI owns 6 branches and one wholly owned subsidiary life insurance company (Bank of China Group Life Assurance Company Ltd.) in Hong Kong and Mainland China.

AMERICAN EXPRESS BANK (HONG KONG) - A diversified worldwide travel, financial and network services company founded in 1850. It is a world leader in charge and credit cards, Travelers Cheques, financial planning, business services, insurance and international banking.

ACNIELSEN (CHINA) LTD. - The world’s leading provider of market research, information and analysis to the consumer products and services industries, primarily in retail measurement, consumer panel research, customized research and media measurement, as well as to government and social services.

HSBC - One of the largest banking and financial services organizations in the world. HSBC’s international network comprises over 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

SO-NET, HONG KONG - A wholly owned subsidiary of Sony Corporation of Hong Kong Limited. So-net was granted a sub-license from Sony Communication Network Corporation (SCN) to create a broadband service under the So-net brand. So-net has become the third largest Internet Service Provider in Japan with a subscriber base of 1.7 million. Sony is a leading manufacturer of audio, video, game, communications and information technology products for the consumer and professional markets

TCL CORPORATION - A leading consumer electronics brand in China that runs its business from multimedia to mobile phones, from personal computers to home appliances, from electric lighting to digital products.

HONG KONG GOVERNMENT - Hong Kong Housing Authority - The Hong Kong Housing Authority (HA) was established as a statutory body in April 1973 under Hong Kong’s Housing Ordinance. Within the Government’s overall housing policy framework, the HA determines and implements public housing programs.

2. VALUE-ADDED TELECOM SERVICES (VAS) CUSTOMERS

CHINA TELECOM - The largest fixed service telecommunications provider in China, which includes data, Internet, and the XiaoLingTong PAS wireless system.

CHINA NETCOM - One of the four major telecom carriers in China, which includes fixed line, data, Internet, and the XiaoLingTong wireless system.

CHINA MOBILE - The largest mobile operator in China.

CHINA UNICOM - One of the major mobile operators in China operating both GSM and CDMA mobile networks, long-distance call, local call, data communication including Internet service and IP phone, value-added telecom service, wireless paging and a variety of relevant services.

3. PRODUCTS (TELECOM AND GAMING)

China Telecom, China Netcom, China Mobile and China Unicom are our primary customers of our telecom products.

MOTOROLA - A world leader in wireless and broadband communications.

NOKIA - Nokia is a world leader in mobile communications, with products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

SALES AND MARKETING

We do not engage in any significant marketing activities. We advertise our services by attending various CRM and VAS trade shows and conferences in China. There are a limited number of competitors in our industry; accordingly, new business opportunities are generated mainly through business contacts and by word of mouth. We rely on our reputation for quality and efficiency among our customers and leveraging our strategic investors to obtain new business.

GOVERNMENT REGULATION

We operate our business in China under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its leadership, including:

•	the Ministry of Information Industry (MII);

•	the China Securities Regulatory Commission (CSRC);

•	the Ministry of Culture;

•	the General Administration of Press and Publication of the P.R. China;

•	the State Copyright Bureau;

•	the State Administration of Industry and Commerce (SAIC);

•	the Ministry of Public Security; and

•	the Ministry of Commerce.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

FOREIGN OWNERSHIP RESTRICTION ON BUSINESSES ENGAGED IN PROVIDING INTERNET CONTENT

PRC regulations currently limit foreign ownership of companies that provide Internet content services to 50%. This limitation extends to our IVR, call center and telecom VAS. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations with respect to our acquisition model. In the opinion of our in-house PRC legal counsel, our current ownership structure, the contractual arrangements among our wholly owned subsidiaries and the operating company and their shareholders comply with all existing applicable PRC laws, rules and regulations. We cannot assure that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties. Under PRC law, we cannot hold the licenses and obtain the approvals necessary to operate a website because those licenses and approvals can not be held by foreign entities or majority foreign-owned entities.

LICENSES AND PERMITS

There are a number of aspects of our business which require us to obtain licenses from a variety of PRC regulatory authorities. For example, in order to host a website, we are required to hold an Internet content provider, or ICP, license issued by the Ministry of Information Industry or its local offices. A recent regulation issued by the Ministry of Information Industry requires short message, or SMS, content providers to obtain an SMS license from the Ministry of Information Industry or its local offices. Furthermore, the Ministry of Information Industry has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, or obtain an approval from, the relevant telecommunications authorities.

REGULATION OF INTERNET CONTENT
The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites. Specifically, Shenzhen, Beijing and Guangzhou branches of the General Administration of Press and Publication of the PRC, the government authority regulating news publication, confirmed with us that so long as we do not provide general news on politics, society or culture, or establish a “news column,” or provide such information under express heading of “news,” we are not required to obtain a license to publish financial or economic related news content.

REGULATION OF INFORMATION SECURITY

Internet content in China is also regulated and restricted by the PRC government to protect State security. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

INTELLECTUAL PROPERTY RIGHTS

The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees should register their rights in software with the State Copyright Bureau or its local offices and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process. Therefore persons with registered software rights may receive better protection. We have registered all of our self-developed software with the State Copyright Bureau.

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by the Ministry of Information Industry and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered another domain name, www.FMM88.com, with the Internet Corporation for Assigned Names and Numbers, or ICANN, an internationally organized, non-profit corporation that has responsibility for Internet Protocol (IP) address space allocation.

PRIVACY PROTECTION

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. On our website, our users are required to accept a user agreement whereby they agree to provide certain personal information to us. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users.

ADVERTISING REGULATION

PRC law requires entities conducting advertising activities to obtain an advertising permit from the SAIC’s local offices. Entities conducting advertising activities without such permit may be charged a fine or imposed other penalties by the SAIC’s local offices. Currently, foreign investors cannot own more than 70% equity interest in an advertising agency in China.

COMPETITION

We expect competition to persist and intensify in the future. Our competitors include small firms offering specific applications, divisions of large entities and large independent firms. A number of competitors have or may develop greater capabilities and resources than ours. We face the risk that new competitors with greater resources than ours will enter our market. Our competitors are mainly leaders in the CRM and VAS markets. Competitive pressures from current or future competitors could cause our services to lose market acceptance or require a significant reduction in the price of our services.

1. OUTSOURCING SERVICES (INCLUDING BPO, ITO, CALL CENTER SERVICES) COMPETITORS:

PCCW is one of Asia’s leading integrated communications services companies, providing local telephony and broadband services to businesses.

Chinasoft International Limited, or ICSS, is a leading e-government solution provider and software developer in the PRC, and has entered the software outsourcing, interrelated systems integration, consultancy and training services industry.

2.  VALUE-ADDED TELECOM SERVICES (VAS) COMPETITORS:

China Finance Online Co. Ltd., (NASDAQ:JRJC), is one of the leading companies that specialize in providing online financial and listed company data and information in China. They offer subscription-based services based on a single information platform that integrates data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis.

TOM Online Inc. (NASDQ:TOMO), is a leading wireless Internet company in China providing value-added multimedia products and services, targeting the young and trendy demographics. The company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email.

SINA Corporation (NASDAQ:SINA) is a leading online media company and value-added information service (VAS) provider for China and for Chinese communities worldwide offering Internet users and government and business clients an array of services.

3.   PRODUCTS (TELECOM AND GAMING) COMPETITORS.

There are several major players in the gaming machine industry, including ShuffleMaster and International Gaming Technology. Both of these companies are publicly-traded and provide gaming technology to the casino industry.

There are various smaller regional players in the communications distribution industry.

RESEARCH AND DEVELOPMENT

We place great emphasis on the continued enhancement of our existing products and solutions, including designing, developing and supporting a portfolio of converged voice and data enhanced services, products and solutions to help wireless, fixed-line and Internet service providers offer unprecedented access to communications, information and commerce. We have ongoing research and development activities with respect to the following products and solutions:

•	multi-media information on demand systems, which integrates the dynamics of the Internet with voice-based communication applications, including text-to-speech and voice recognition capabilities;

•	web-based multimedia call center/customer relationship management for service providers and corporations;

•
WISE-xb, which is a call center agent performance management and reporting software. It provides intelligent routing, comprehensive ACD/PBX capabilities, Email, IVR, Voice Mail, Messaging, Conference, Recording, Coaching/Supervising, Reporting and Interface;

•	voice mail systems;

•	color ringback tone systems; and

•	value-added services for mobile users.

EXECUTIVE OFFICES

Our executive offices are located in Beijing, Hong Kong, Shenzhen and Guangzhou, China at the following addresses:

PacificNet Beijing Office: 23/F, Building A, TimeCourt, No.6 Shuguang Xili, Chaoyang District, Beijing, China Postal Code: 100028. Tel:86-010-59225020, Fax: 86-010-59225001 and Email: BJ-Office@PacificNet.com.

PacificNet Limited Hong Kong Office: 601 New Bright Building, 11 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong. Tel: 011-852-2876-2900, Fax: 011-852-27930689 and E-mail: HKOffice@PacificNet.com.

PacificNet Shenzhen Office: Room 901, Tower A, Tian An High-Tech Plaza, Tian An Cyber Park, Fu Tian District, Shenzhen, China Postal Code: 518040. Tel:011-86-7553360672, Fax: 011-86-7553360675 and Email: SZ-Office@PacificNet.com.

PacificNet Guangzhou Office: 15/F, Building A, Huajian Plaza, No. 233 Tianfu Road, Tianhe District, Guangzhou, China Postal Code: 510630. Tel: 011-86-020-85613432, Fax: 011-86-020-81613659 and Email: GZ-Office@PacificNet.com.

We maintain a website at www.PacificNet.com.

Legal Proceedings

We are not aware of any material pending or threatened legal proceedings that involve us.

Employees

As of November 30, 2006, together with our subsidiaries, we had 1,454 employees and contractors. We have not experienced any labor stoppages. None of our employees are covered by collective bargaining agreements. The breakdown of number of employees for each of the business units of the Company is as follows:

COMPANY AND SUBSIDIARIES	NUMBER OF EMPLOYEES
PacificNet Inc	5
PacificNet Limited (Hong Kong)	12
PacificNet Beijing	16
PacificNet Shenzhen	13
PacificNet Guangzhou	1
PacificNet Solutions Ltd.	1
PacificNet Power Ltd.	4
Epro Telecom Holdings Limited	750
Beijing Linkhead Technologies Company Limited	60
Shanghai Classic Group Limited	32
Smartime/Soluteck Technology (Shenzhen) Company Limited	170
Guangzhou 3G	280
Clickcom	10
Wanrong	42
iMobile	58
TOTAL	1,454

MANAGEMENT

Set forth below are the names of the directors, executive officers and significant employees of the Company as of November 30, 2006:

Name	Age	Title
Tony Tong	37	Chairman and Chief Executive Officer
Victor Tong	35	President and Director
Joseph Levinson	30	Chief Financial Officer
ShaoJian (Sean) Wang	42	Director
Peter Wang	51	Independent Director
Michael Ha	36	Independent Director
Jeremy Goodwin	33	Independent Director
Tao Jin	38	Independent Director
Mary Ma	35	Vice President of Finance China
David Lin	39	Vice President of Investment Management
Victor Choy	37	Vice President, Mobile Distribution Services
Brian Lin	41	Vice President, Northern China
Fei Sun	40	Vice President, Southern China
Philip Cheng	42	Vice General Manager
Jack Ou	39	Vice General Manager, Southern China
Mike Fei	38	Corporate Secretary and Chief Legal Counsel, China Operations
Star Mu	37	Regional Manager, Northern China
Shannon Lee	29	Vice President of Investment
Jacob Lakhany	29	Director of Investor Relations and Public Relations
Super Yongchao Wang	32	Vice President of Value-Added Services
Telly Wai-Hon Wong	44	Vice President of Call Center Services
Carol Men-Yee Chang	43	Vice President & COO of Call Center Operations
Joyce Mei-Wei Poon	40	Vice President of CRM Services
Fiona Yee-Chong Cheuk	31	Marketing and PR Manager, CRM & Call Center Services

Our executive officers are appointed at the discretion of our board of directors with no fixed term. There are no family relationships between or among any of our executive officers or our directors other than the relationship between Mr. Tony Tong and Mr. Victor Tong.

The following is a brief description of each board of director, key positions and brief biography:

Mr. Tony Tong, age 37, is the Chairman, CEO, Executive Director, and founder of PacificNet. From 1995 to 1997, Mr. Tong served as the Chief Information Officer of DDS Inc., a leading SAP-ERP consulting company in the USA, which was later acquired by CIBER, Inc. (NYSE: CBR). From 1993 to 1994, Mr. Tong worked for Information Advantage, Inc. (NASDAQ:IACO), a leading business intelligence, Data-Mining and CRM technology provider serving Fortune 500 clients. IACO consummated an IPO on NASDAQ in 1997 and was later acquired by Sterling Software and Computer Associates (NYSE: CA). From 1992 to 1993, Mr. Tong worked as a Business Process Re-engineering Consultant at Andersen Consulting (now Accenture, NYSE:ACN). From 1990 to 1991, Mr. Tong worked for ADC Telecommunications (NASDAQ:ADCT), a global supplier of telecom equipment. Mr. Tong’s R&D achievements include being the inventor and patent holder of US Patent Number 6,012,066 (granted by the US Patent and Trademark Office) titled “Computerized Work Flow System, an Internet-based workflow management system for automated web creation and process management.” Mr. Tong also serves on the board of advisors of Fortune Telecom (listed on Hong Kong Stock Exchange: 0110.HK), a leading distributor of mobile phones, PDAs, telecom services, and accessories in China and Hong Kong. Mr. Tong is a frequent speaker on technology investment in China, and was invited to present at the Fourth APEC International Finance & Technology Summit in 2001. Mr. Tong is the Vice Chairman (PRC) of Hong Kong Call Centre Association, a Fellow of Hong Kong Institute of Directors, a consultant on privatization and securitization for Chinas State-Owned Assets Supervision and Administration Commission (SASAC), and a frequent speaker for LexisNexis, a licensed Continued Professional Development (CPD) trainer, on China investment. Mr. Tong graduated with Bachelor of Mechanical/Industrial Engineering Degree from the University of Minnesota and served on the Computer Engineering Department Advisory Board and was an Adjunct Professor at the University of Minnesota, USA. Tony Tong is the brother of Victor Tong.

Mr. Victor Tong, age 35, currently is the President, Secretary and an Executive Director of the Company. Previously, Mr. Victor Tong worked for Andersen Consulting (now Accenture), American Express Financial Advisors (IDS), and 3M. In 1999, he was recognized in “CityBusiness 40 Under 40” as one of the future business and community leaders in Minnesota. Mr. Tong won the Student Commencement Speaker Award while graduated with honors with a Bachelor of Science in Physics from the University of Minnesota. Mr. Tong was an adjunct professor at the College of Software of Beihang University, one of the top software colleges in China.

Mr. Joseph Levinson, age 30, is the Chief Financial Officer. Mr. Levinson first came to China 10 years ago to take an executive position at Hong Kong-listed China Strategic Holdings ("CSH", HKSE:0235.HK), one of the earliest foreign venture capital firms involved in China. His responsibilities at CSH included its subsidiary China Tire (formerly listed as NYSE: TIR), one of the first mainland Chinese companies to list on the New York Stock Exchange, as well as other overseas listed companies. After CSH, Mr. Levinson worked at KPMG and later Deloitte and Touche. At age 24, Mr. Levinson became the youngest manager in Deloitte's New York office. After gaining experience as a manager in New York at the Big-4, Levinson left to devote himself to opportunities in China. In the last 5 years, Mr. Levinson has held senior positions in Chinese companies, including CFO of a China-based media company, a consultant for various Chinese companies seeking to list overseas, and most recently, as the CFO of an OTCBB-listed Chinese pharmaceutical company. Mr. Levinson has been a CPA since 1996. He completed his bachelors degree in 1994 in 2.5 years, graduating summa cum laude, and scored in the top 1% of the November 1994 CPA exam.

Mr. ShaoJian (Sean) Wang, age 42, is a Director and has served on our board of directors since 2002. He is currently President and COO of Hurray! Holdings. Sean Wang served as the chairman of GoVideo, a subsidiary of Opta which is a majority owned subsidiary of TCL, a leading consumer electronics company in China. From 1987 to 1993, Mr. Wang held a number of increasingly important positions with St. Paul, Minnesota-based Ecolab Inc., culminating in his serving as General Manager for the companys Indonesia operations. Mr. Wang received a Bachelor of Science Degree in Economics from Hamline University in St. Paul, Minnesota, and a Masters of Business Administration from The Carlson School of Management at the University of Minnesota. Mr. Wang also attended Peking University in Beijing, China.

Mr. Peter Wang, age 51, is a Director. Mr. Wang has served on our board of directors since 2003. Since December 2000, Mr. Wang has served as President and Chief Executive Officer of Techedge, Inc. Mr. Wang was a founder of Unitech Telecom (now named UTStarcom, NASDAQ: UTSI) and from June 1990 through August 1995 was President of Unitech Telecom. Under his management, UTStarcom created the first digital loop carrier system and installed the first PHS (Personal Handyphone System) system in China. From September 1995 through November 2000, he co-founded and served as President and Chief Executive Officer of World Communication Group. As an entrepreneur, he has successfully co-founded and built other ventures in the US, including World PCS, Inc. Before forming his own companies, he worked at AT&T Bell Labs and Racal-Milgo Information System. With AT&T Bell Labs, he worked on Network Evolution Planning and representing AT&T Network System Division served on Network Management Protocol Forum. He also serves on the board of directors of two publicly traded companies in the United States, Techedge, Inc. and General Components, Inc. Mr. Wang has a BS in Computer Science and a MS in Electrical Engineering from University of Illinois, as well as an MBA in Marketing from Southeast-Nova University.

Mr. Michael Chun Ha, age 36, is a Director. Mr. Ha has served on our board of directors since 2003. Mr. Ha graduated from the Faculty of Law, University of Hong Kong in 1994 with a bachelor degree in law and was admitted as a solicitor of the High Court of the Hong Kong Special Administrative Region in 1997 and a solicitor of the Supreme Court of England and Wales in 1998. From 1995 to 2002, Mr. Ha worked as a lawyer in a number of prestigious international and Hong Kong law firms, specializing in the areas of corporate finance, securities offerings, takeovers, cross-border mergers and acquisitions, venture capital, corporate restructuring, regulatory and compliance issues, project finance, and general commercial transactions and services in Hong Kong and the Peoples Republic of Hong Kong. In 2002, Mr. Ha commenced his own practice in the trade name of “Ha and Ho Solicitors”. Mr. Ha specializes in the areas of general commercial transactions, corporate finance and civil and criminal litigation. Mr. Ha has been the company secretary of Shanxi Central Pharmaceutical International Company Limited, a Hong Kong main board listed company. Since 2003, Mr. Ha has been a director of a private investment company, Metro Concord Investment Limited.

Mr. Jeremy Goodwin, Mr. Jeremy Goodwin, age 33, has served on our board as an Independent Director since December 24, 2004. Jeremy Goodwin is founder of China Diligizer and Managing Partner of 3G Capital Partners. He began his career in 1995 at Mees Pierson Investment Finance S.A. in Geneva, Switzerland where he supported the fund’s private placement/private equity finance team. Noteworthy transactions executed by the group included assistance on the placements of the $1.2 Billion Carlyle Partners II Limited Partnership. In 1997 he went to work for the then parent institution, ABN Amro, in Beijing, China where he established the Global Clients desk representing the bank’s multinational clients to sovereign regulatory agencies and local financial institutions while monitoring their working capital needs. During his time there, the office was approved by the Central Bank of China to operate as a fully licensed branch. Noteworthy transactions executed by the group included assistance in the business development and project management for the Royal Dutch Shell Oil project and the Beijing Capital International Airport listing on the Hong Kong Stock Exchange arranged by the Hong Kong office of ABN Amro Rothschild. He also assisted the Singapore Debt Capital Markets team in the business development origination of Sovereign Euro Debt Issuances for the Ministry of Finance and the State Development Bank in Beijing for the People’s Republic of China.

In 1999, Mr. Goodwin was employed with ING Barings in London as an International Associate working directly for the business manager to the CEO. One of his primary assignments was in Hong Kong with the ING Beijing Investment arm of Baring Private Equity Partners, a joint venture with the Beijing Municipal Government established in 1994 at the decree of then Chinese Premier Zhu Rong Ji and widely considered the first domestic Chinese Private Equity fund. Mr. Goodwin received his BS from Cornell University in 1996 in conjunction with the Institute of Higher International Studies in Geneva, Switzerland. He later pursued his advanced degree with Princeton University with a concentration in Chinese affairs which he completed at the prestigious Nanjing Chinese Studies Center of the Johns Hopkins School of Advanced International Studies. Jeremy is fluent in written and spoken Mandarin Chinese, French and has working knowledge of Dutch.

Mr. Tao Jin, age 38, is a Director. Mr. Jin is a partner at JunHe, one of the top five law firms in China. Prior to JunHe, from April 2002 to May 2005, he was a Vice President and Assistant General Counsel of J.P. Morgan Chase Bank. From August 1999 to March 2002, Mr. Jin served as a Senior New York Qualified Lawyer for Sullivan & Cromwell, which represented China Unicom, PetroChina and China Telecom in their IPO’s and dual listings in New York and Hong Kong. From 1996 to 1999, Mr. Jin served as Associate Lawyer for Cleary, Gottlieb Steen & Hamilton, which represented various Fortune 500 companies and investment banks in public and private securities offerings and M&A activities. Mr. Jin received his Juris Doctor in 1996 with high honors from Columbia University, and received B.S. in Psychology in 1990 from Beijing University.

The following is the list of PacificNet’s management team, key positions and brief biography:

Ms. Mary Ma, age 35, has been with PacificNet since Feb 2004. Previously, Ms. Ma worked as Manager of Corporate Finance and Audit Division for China Motion, a telecom company listed on the Hong Kong Stock Exchange. Ms. Ma also worked as Finance Manager for Shenzhen Lufthansa Technik Ltd., a subsidiary of Germany Lufthansa Group. Ms. Ma also worked as Vice President for a public company listed on NASDAQ where she gained working experience in the US. Ms. Ma is experienced accountant with working knowledge of Chinese Accounting Standard, IAS and USGAAP, corporate finance, finance analysis and operation. Ms. Ma received MBA degree from American Kennedy Western University, and bachelor degree in Accounting.

Mr. David Lin, age 39, has been with PacificNet since 2004. Previously, Mr. Lin worked as Assistant President of ABB Meishi Power Investment Co., Ltd. Mr. Lin also worked as Corporate Secretary and Assistant General Manager for a public company listed on NASDAQ where he gained working experience in the US. Mr. Lin received Master degree of finance from Fudan University, and Bachelor degree of English from Tianjin University.

Mr. Victor Choy, age 37, joined PacificNet in 2005 as Vice President of Mobile Distribution Services. From 2003 to present, Mr. Choy is a partner and director of Ora Telecom China, a subsidiary of the Singapore based manufacturer and distributor of original accessories for major brands including Nokia and Motorola, as well as OEM branded Bluetooth products, with sales offices in 12 countries in Asia and Europe. Mr. Choy has over 13 years of telecom experience in HK, China and SE Asia. From 1998 to 2002, Mr. Choy worked as the General Manager of Asia Pacific (APAC) for Avenir Telecom, a listed company from France and a leading mobile distributor, telecom retailer, Internet service provider, and mobile accessory manufacturer in Europe. Mr. Choy helped Avenir Telecom build its APAC business from $0 to annual revenue of US$100 million within 2 years of operation in mobile phone and accessories distribution. In 2000, Mr. Choy expanded the company into China and found Avenir Telecom China Limited in Shenzhen. In one year, the Avenir China opened 7 retail outlets in the city of Shenzhen and Guangzhou and also started the distribution of products for China Mobile and China Unicom by signing first level distributorship agreements. At Avenir, Mr. Choy initiated a JV between Cetelec and China Motion, a Hong Kong listed telecom company, to run an after sales service center for mobile phones and pagers in Shenzhen. Mr. Choy formed a cooperation with France Telecom’s Rapidlink subsidiary, to provide retail and distribution services to China Unicom Guangdong. Mr. Choy received the Bachelor of Science degree in Actuarial Science and Computer Science from University of Toronto in 1992.

Mr. Bin “Brian” Lin, age 41, was promoted to the Vice President for PacificNet China Operations in 2005. Mr. Lin is currently the President of Linkhead, a leading IVR and CTI technology provider 51% owned by PacificNet. Previously, Mr. Lin worked for Nortel in Canada, Tandem Computer, Motorola, and UTStarcom. Mr. Lin received the Master of Applied Science degree in Electrical Engineering from the University of Toronto in 1989.

Mr. Fei Sun, age 40, has been with PacificNet since 2003 and has served several positions including Manager of Shenzhen office, Director of Investment, etc. Mr. Sun has been a director of Linkhead for 10 years and serves as the General Manager of Linkhead Shenzhen Office. From 1991, Mr. Sunfei worked in Japan as the Chief Representative of China in a software company co-organized by CATIC and Japanese Central Electronic Power Research Institution, focused on software development and organized the Japanese company software development outsourced to the Chinese company. Mr. Sun graduated with Master Degree of Electronic Engineering from China NorthEast Industrial University.

Mr. Philip Cheng, age 42, has been with PacificNet since 2005. As the Vice General Manager of PacificNet, Philip is responsible for the company’s synergy development, corporate strategy coordinating and execution for all PacificNet’s subsidiaries so as to enhance the internal control and resource sharing among the group. Prior to joining PacificNet, Mr. Cheng worked for CSL, the largest mobile operator in Hong Kong, and was in charge of CSL’s Value-Added Services development in China. Previously, Mr. Cheng worked as deputy general manager in the VAS department for Guangzhou Suntek Technology, a leading telecom equipment and VAS provider listed on China’s stock exchange. Mr. Cheng received his Master and Bachelor degree of Science respectively in 1988 and 1985 from Southern China University of Technology, Department of Radio Engineering, Major of Communications, and performed his master research in Digital Signal Processing.

Mr. Jack Ou, age 39, joined PacificNet in 2005 as Manager and Financial Controller of PacificNet Guangzhou Operations. From 1986 to 1998, Mr. Jack Ou worked as the Vice Director at the Guangzhou Justice Bureau and as PRC attorney at Guangdong Overseas Chinese Law Firm. Subsequently, Mr. Jack Ou worked as the Manager of Research Department and Assistant General Manager in Guangdong Huafu Investment Inc. From 2003 to 2005, Mr. Ou served as a Manager and Research Analyst at Everbright Securities, a leading securities brokerage firm in China. Mr. Ou published many research reports covering China stock market and listed companies, with a focus on analyzing the financial accounting reports of China’s listed companies. Mr. Ou is an accredited PRC lawyer and received his Law Degree from the Sun Yat-Sen University, Guangzhou, China. Mr. Ou also graduated from Guangdong Communist Party Executive College and received a Master of Economics Degree.

Mr. Mike Fei, 38, joined PacificNet in 2004 as in-house Chief Legal Counsel for PacificNet’s China Operations. Mr. Fei is a Member of the All-China Bar Association and holds a Master of Law degree from the University of New South Wales of Australia. Mr. Fei has 8 years of experience in the legal profession and dealt with more than 200 cases of litigation and arbitration which related to the issues of foreign investment, bankruptcy, merging, commercial contract and debt disputes.

Mr. Star Mu, age 37, joined PacificNet in 2003 as Regional Manager, North China. Mr. Mu received his bachelor degree in Computer Science from the Northwestern Polytechnical University of China in 1992.

Miss. Shannon Lee, age 29, joined PacificNet in 2005 as Vice President of China Investment of PacificNet. From 2003 to 2004, Miss Li served as a Project Manager (Investment) of Sun & Sun Capital Holdings Pte. Ltd., a leading Singapore-based investment bank focusing on IPO and investment banking services. Previously, Miss Li worked as the Executive Assistant to President at Linkhead (now 51% owned by PacificNet). Miss Li graduated with honors with a Bachelor of Science in Automobile Design and Manufacturing from Harbin Institute of Technology, China in 1998 and received the Master of Business Administration degree from the University of Nottingham, UK in 2003.

Mr. Jacob Lakhany, age 29, is the Director of Investor Relations and has been with PacificNet since 2003. Previously Mr. Lakhany was a Quality Assurance Supervisor for APAC Customer Service, a leading CRM call center services company listed on NASDAQ, where he gained experience in the outsourced telemarketing industry overseeing service quality and relationships with companies such as Citibank, Sears, Shell, Chase Manhattan, and Bank One. Mr. Lakhany attended Northern State University in Aberdeen, SD.

Mr. Super Yongchao Wang, age 32, joined PacificNet as VP of VAS in 2005. Mr. Wang is also the President of Guangzhou 3G Information Technology Co., Ltd. (GZ3G), a 51% owned subsidiary of PacificNet. Previously, Mr. Wang was the Deputy General Manager of Suntek Information (Listed on China’s Shanghai stock exchange), the first private voice information IVR service provider in China. From 1996 to 1999, Mr. Wang served as the Deputy General Manager of GD Suntek, managing 18 branches’ operation nationwide. In 2000 Mr. Wang founded Guangzhou Sunroom Information Ltd. (GZ-Sunroom, subsidiary of GZ3G) focusing on wireless value-added services provision and was appointed CEO of the company. In the following two years, GZ-Sunroom worked with 27 branches of China Mobile successfully to launch its VAS and IVR business. GZ-Sunroom had become one of the largest mobile and telephone information service providers (SP) serving 26 provinces in China. Mr. Wang received the B.A in Business Administration from Jinan University in Guangzhou in 1994 and studied master course of Economics at Guangdong Academy of Sciences in 2002.

Mr. Telly Wong, age 44, joined PacificNet in 2003 as part of the Epro acquisition. Mr. Wong is the Managing Director and a co-founder of PacificNet Epro for the last 10 years, and is responsible for directing the overall business policies and strategies and overseeing the business development of Epro’s overall call center and CRM services. Prior to Epro, Mr. Wong was the MIS Manager of Star Paging, one of the largest paging operation in Hong Kong. During his services with Star Paging, Mr. Wong was responsible for managing the entire management information system of the paging group. He was also a founder of Brightfair Technology Ltd which was incorporated in 1989 and mainly involved in paging system software design for carriers in the countries of South East Asia. Mr. Wong, holds a Master Degree in Business Administration,

Ms. Carol Chang, age 43, joined PacificNet in 2003 as part of the Epro acquisition. Ms. Chang joined Epro in 1988 as Marketing Executive and was late promoted to Epro Telecom’s General manager in 1994 and then to Chief Operating Officer for PacificNet Epro’s call center operations. Ms. Chang is now mainly responsible for Hong Kong call center business operations. Ms. Chang holds a BSc Degree in Computer Science from the University of Texas at Austin, USA.

Ms. Joyce Poon, age 40, joined PacificNet in 2003 as part of the Epro acquisition. Ms. Poon is the General Manager of PacificNet Epro responsible for the development and management of CRM consulting and training services in China. Mr. Poon has been with Epro since its founding in 1994, serving many key roles in customer service operations and business development. Her most recent role was, and continues to be, in charge of the Company’s Training and Consulting Division she formed two years ago. The Division has enjoyed steady growth and has received high praises from some of the largest enterprise clients in China. Ms. Poon, General Manager of PRC Business, holds a MBA Degree in Marketing.

Ms. Fiona Cheuk, age 31, joined PacificNet Epro in 2004 as Marketing Manager. The major duty of Ms. Cheuk is to drive innovative and effective marketing strategy of exploring more business opportunities for the company. She also takes responsibility for delivering efficient marketing communications of raising brand awareness and revealing value differentiation of our products and services in the competitive market. Prior to joining Epro, Ms. Cheuk gained customer relationship management and marketing experiences while working at SmarTone Telecom (HKSE:0315.HK) and Cisco Systems. Ms. Cheuk holds a MBA Degree in Marketing from Western Sydney University.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth all cash compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, during each of the Company’s last three fiscal years to each named executive officer.

	Annual Compensation		Long Term Compensation Awards
Name / Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other ($)	Restricted Stock Award ($)	Stock Options	All Other Comp. ($)
Tony Tong, CEO	2005	$70,000	—	—	—	66,000	$8,000
	2004	$70,000	—	$24,000 (1)	—	75,000	$4,000
	2003	$100,000	—	—	120,000	$3,000
(1)  This amount represents a housing allowance.

(2)  Represents medical and life insurance premiums paid by the Company. Mr. Tong has no arrangement to receive any cash surrender amount under the life insurance policy.

OPTION GRANTS DURING FISCAL YEAR 2005 (INDIVIDUAL GRANTS)

The following table sets forth certain information with respect to stock option grants to our named executive officers during the fiscal year ended December 31, 2005.

					Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term(3)
Name	Options Granted (1)	% of Total Options Granted to Employees in 2005 (2)	Exercise or Base Price	Expiration Date	5%	10%
Tony Tong, CEO	66,000	9.7%	$6.50	July 26, 2009	$521,452	$628,099

(1)  All options were granted pursuant to our 1999 Stock Plan, as amended in 2002 and 2003. The options have a ten-year term and vest and become exercisable over four years. In the event of a change in control of the Company, the options will be substituted by the successor corporation or will fully vest and become exercisable for a period of fifteen days.

(2)  Based on an aggregate of 2,000,000 shares subject to options granted to our employees in 2005.

(3)  Potential realizable values are computed by (a) multiplying the number of shares of Common Stock subject to a given option by the exercise price, (b) assuming that the aggregate stock value from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire four-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future Common Stock prices.

OPTION EXERCISE AND VALUES

Aggregated Option Exercises During Fiscal Year 2005 and Fiscal Year-End Option Values.

The following table sets forth information for our executive officers relating to the number and value of securities underlying exercisable and unexercisable options they held at December 31, 2005 and sets forth the number of shares of Common Stock acquired and the value realized upon exercise of stock options held as of December 31, 2005 by our named executive officers.

Name	Shares Acquired On Exercise	Value Realized (1)	No. of Securities Underlying Unexercised Options At 12/31/05		Value ($) of Unexercised In-the-Money Options At 12/31/05 (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tony Tong, CEO	6,000	$29,700	145,000	66,000	$677,650	$12,120

(1) The “Value Realized” is based on the closing price of our Common Stock as quoted on NASDAQ on the date of exercise, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

(2) The value of unexercised in-the-money options is calculated based on the difference between the closing price of $6.77 per share as quoted on NASDAQ on December 31, 2005, and the exercise price for the shares, multiplied by the number of shares underlying the option. The actual value of unexercised options fluctuate depending on the price of our Common Stock.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL

On December 30, 2002, we entered into an Executive Employment Contract with Tony Tong. Mr. Tong currently serves as our Chief Executive Officer. The employment agreement provides for Mr. Tong to earn an annual base salary of $100,000 in cash, plus $60,000 in stock compensation annually until April 1, 2005. Mr. Tong is also eligible for an annual bonus for each fiscal year during the term of his contract based on performance standards as the Board or compensation committee designates. Mr. Tong is entitled to receive a monthly housing allowance of $2,500, monthly automobile allowance of $500, tax preparation expenses of $2,000 per year, and cash bonus based on our net profit.

COMPENSATION OF DIRECTORS

DIRECTORS’ FEES. All of the Company’s directors are reimbursed for out-of-pocket expenses relating to attendance at meetings. Each director is paid a sign-on bonus of 10,000 stock options of common stock of the Company. Each director is also entitled to US$500 for each board meeting that such director attends in person, by conference call, or by committee action and US$200 for each committee meeting, payable by cash, common stock or stock options of the Company, at the option of the Company.

ANNUAL RETAINER FEE. Each director is paid an annual retainer fee of US$10,000 in the form of common stock or stock option of the Company. Such retainer fee is paid semi-annually in arrears. The number of shares of common stock issued is based on the average closing market price over the ten trading days prior to the end of the six month period that the retainer fee is due.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of November 17, 2006 the number of shares of our Common Stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of the Company’s Common Stock; (ii) each director; (iii) each of the named executive officers in the Summary Compensation Table; and (iv) all directors and executive officers as a group. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES STOCK BENEFICIALLY OWNED(1)	% OF COMMON STOCK BENEFICIALLY OWNED

Sino Mart Management Ltd. (2) c/o ChoSam Tong 16E, Mei On Industrial Bldg. 17 Kung Yip Street, Kwai Chung, NT, Hong Kong	1,851,160	15.9%

ChoSam Tong (3) 16E, Mei On Industrial Bldg. 17 Kung Yip Street, Kwai Chung, NT, Hong Kong	1,861,160	15.9%

Kin Shing Li (4) Rm. 3813, Hong Kong Plaza 188 Connaught Road West, Hong Kong	1,150,000	9.9%

Tony Tong (5)	347,391	2.9%

Victor Tong (6)	175,400	1.5%

ShaoJian (Sean) Wang (7)	88,000	*

Peter Wang (8)	11,000	*

Michael Chun Ha (9)	10,000	*

Tao Jin (10)	10,000	*

Jeremy Goodwin (11)	6,000	*

All directors and officers as a group (7 persons)	647,791	5.4%

*	Less than one percent.
**	The address for each beneficial owner not otherwise specified is: c/o PacificNet Inc., 23/F, Tower A, Timecourt, No.6 Shuguang Xili, Chaoyang District, Beijing, China 100028.
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the shares shown. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the stockholders named in the table have sole voting and investment power with respect to all common stock shares shown as beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options, warrants or convertible securities (in any case, the “Currently Exercisable Options”). Each beneficial owners percentage ownership is determined by assuming that the Currently Exercisable Options that are held by such person (but not those held by any other person) have been exercised and converted.

(2)	Sino Mart Management Ltd. is owned by Mr. ChoSam Tong, the father of Messrs. Tony Tong and Victor Tong.
(3)	Includes shares of common stock of Sino Mart Management Ltd., which is owned by Mr. ChoSamTong.
(4)	Information obtained from the Schedule 13D/A filed by Mr. Kin Shing Li on October 14, 2003.
(5)	Includes Currently Exercisable Options to acquire 163,000 shares of common stock.
(6)	Includes Currently Exercisable Options to acquire 153,000 shares of common stock.
(7)	Includes 59,000 shares issuable upon exercise of Currently Exercisable Options.
(8)	Represents shares issuable upon exercise of Currently Exercisable Options.
(9)	Includes 6,000 shares issuable upon exercise of Currently Exercisable Options.
(10)	Represents shares issuable upon exercise of Currently Exercisable Options.
(11)	Represents shares issuable upon exercise of Currently Exercisable Options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

MARKET FOR OUR COMMON STOCK, DIVIDENDS AND
RELATED STOCKHOLDER INFORMATION

As of October 6, 2005, our common stock was listed on the NASDAQ National Market, now known as the NASDAQ Global Market, under the symbol “PACT”. Prior to that time, our common stock was listed on the NASDAQ Capital Market under the same symbol. The following table sets forth the range of high and low bid prices of common stock reported by NASDAQ in each fiscal quarter from January 1, 2004 to December 31, 2005, for the fiscal quarters ended March 31, June 30 and September 30, 2006, and the period from October 1 through November 6, 2006. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.
	HIGH	LOW
FISCAL 2004
Quarter Ended March 31, 2004	$7.40	$4.81
Quarter Ended June 30, 2004	$5.65	$2.62
Quarter Ended September 30, 2004	$3.85	$1.91
Quarter Ended December 31, 2004	$14.08	$2.43

FISCAL 2005
Quarter Ended March 31, 2005	$11.34	$6.46
Quarter Ended June 30, 2005	$10.23	$6.71
Quarter Ended September 30, 2005	$9.00	$6.85
Quarter Ended December 31, 2005	$8.48	$6.30

FISCAL 2006
Quarter Ended - March 31, 2006	$8.88	$6.57
Quarter Ended June 30, 2006	$8.52	$7.05
Quarter Ended September 30, 2006	$7.62	$4.62
October 1 through November 17, 2006	$6.28	$5.05

HOLDERS OF RECORD

As of November 17, 2006, there were 166 record holders of our common stock. However, the total number of beneficial holders is unknown as they hold our common stock in street name.

DIVIDENDS

We have not paid any cash dividends on our common stock, and we currently intend to retain any future earnings to fund the development and growth of our business.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth aggregate information regarding the Company’s equity compensation plans in effect as of December 31, 2005:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Remaining available for further issuance under equity compensation plans
Equity compensation plans approved by security holders (under 1998 Stock Option Plan) (1)	1,360,100	3.99	0

Equity compensation plans approved by security holders (under 2005 Stock Option Plan) (2)	155,600	6.59	1,844,400

Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) Reflects options granted and available for issuance under the 1998 Stock Option Plan.

(2) Reflects options granted and available for issuance under the 2005 Stock Option Plan.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our securities does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Certificate of Incorporation and By-laws. Our current authorized capital stock consists of 125,000,000 shares of common stock, par value $.0001 per share, of which 14,008,497 shares were issued and 11,671,836 were outstanding as of November 17, 2006, and 5,000,000 shares of preferred stock, par value $.0001 per share, none of which were issued and outstanding as of October 26, 2006.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. The holders of common stock are entitled to receive dividends ratably when, as and if declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

The holders of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are validly issued, fully-paid and nonassessable.

Convertible Debentures

On March 13, 2006, we entered into a securities purchase agreement in connection with the private placement in which we sold $8,000,000 in convertible debentures and issued warrants to purchase up to an aggregate of 400,000 shares of common stock. The debentures are due March 13, 2009. The debentures are convertible at any time into shares of our common stock at an initial fixed conversion price of $10.00 per share, subject to adjustments for certain dilutive events. At the closing of the private placement we prepaid the first year’s interest on the debentures equal to 5% of the aggregate principal amount of debentures. We will pay interest in cash or shares, provided that certain conditions are met, at the rate of 6% for the second year the debentures are outstanding and then 7% for the third. Beginning January 1, 2007, we are obligated to redeem $320,000 every month, plus accrued, but unpaid interest, liquidated damages and penalties. We also have the option to prepay, provided that certain conditions have been met, after the 12 month anniversary of the effective date of the registration statement of which this prospectus is part, some or all of the outstanding debentures for cash in an amount equal to 120% of the principal amount outstanding, plus accrued, but unpaid interest, liquidated damages and penalties outstanding. At any time after the six month anniversary of the effective date, we may force the holders to convert up to 50% of the then outstanding principal amount of the debentures, subject to certain trading conditions being met.

Under the terms of the debenture, as long as 20% of the original aggregate principal amount of the debentures are outstanding, without the prior written consent of holders of the debentures who at such time hold a principal amount that is more than $50,000, we are not permitted to: (i) incur additional indebtedness or liens, (ii) amend our organizational documents, (iii) repurchase our shares of common stock, except as provided for in the debenture, or (iv) pay any dividends on any equity securities.

If an event of default occurs under the debentures or other related documents, the holders may elect to accelerate the payment of the outstanding principal amount of the debenture, plus accrued, but unpaid interest, liquidated damages and penalties, which shall become immediately due and payable. The following are some of the events that constitute an event of default under the debenture and related documents (i) our failure to perform our obligations or a breach under the debenture and related agreements, or failure to perform under our other material agreements; (ii) we or our subsidiaries being subject to a bankruptcy event, (iii) failure of our common stock to be eligible for listing or quotation and not eligible to resume listing or quotation within five trading days, (iv) any change of control or agreement to sell or dispose of all or in excess of 33% of our assets; and (v) a monetary judgment, writ or similar final process filed against us or any subsidiary for more than $50,000.

The debentures contain customary anti-dilution protection in the event of a subsequent offering of securities or rights of the company at a price below the current exercise price and provide for additional adjustments in the event of a stock dividend, stock split, or pro rata distribution of indebtedness or assets to our holders of common stock.

Warrants

We have included for registration herein shares underlying warrants to purchase 862,462 shares of common stock.

•
123,456 of the warrants expire on January 15, 2009, and are currently exercisable into shares of common stock at an exercise price of $7.15 per share. The warrants permit the cashless exercise if at any time one year after its issuance there is no effective registration statement covering the shares underlying the warrant.

•
96,462 of the warrants expire on November 15, 2009, and are currently exercisable into shares of common stock at an exercise price of $3.89 per share. The warrants permit the cashless exercise of the warrant if at any time one year after its issuance there is no effective registration statement covering the shares underlying the warrant. The warrant provides for the adjustment of the number and kind of securities in the event of a stock split;

•
350,000 of the warrants expire on December 9, 2009, and are currently exercisable into shares of common stock at an exercise price of $12.21 per share. The warrants contain customary anti-dilution protection in the event of the issuance of common stock or common stock equivalents at a price below the current exercise price and provide for the adjustment of the number and kind of securities in the event of a stock split; and

•
416,000 of the warrants expire on March 13, 2011, and are currently exercisable into shares of common stock at an exercise price of $12.20 per share. The warrants contain customary anti-dilution protection in the event of a subsequent offering of securities or rights of the company at a price below the current exercise price and provide for additional adjustments in the event of a stock dividend, stock split, or pro rata distribution of indebtedness or assets to our holders of common stock.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for shares of our common stock is American Stock Transfer & Trust Company, New York, New York.

LEGAL MATERS

The validity of the securities offered hereby have been passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

Our financial statements as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003 included in this prospectus and in the registration statement have been audited by Clancy and Co., P.L.L.C., an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and the shares being offered under this prospectus, we refer you to the registration statement, including the exhibits and schedules thereto.

You may read and copy the registration statement of which this prospectus is a part at the SECs Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SECs Public Reference Room. In addition, the SEC maintains an Internet web site, which is located at www.sec.gov , which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SECs Internet web site. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet web site at www.pacificnet.com. We have not incorporated by reference into this prospectus the information on our web site, and you should not consider it to be a part of this prospectus.

PACIFICNET, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Financial Information - as of and for the Nine Months Ended September 30, 2006
Consolidated Balance Sheets	F-2
Consolidated Income Statements	F-3
Consolidated Statements of Changes in Stockholders’ Equity	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Unaudited Consolidated Financial Statements	F-6

Audited Financial Information - as of December 31, 2005 and 2004 and For the Years Ended December 31, 2005, 2004, and 2003

Report of Independent Registered Public Accounting Firm	F-20
Consolidated Balance Sheets	F-21
Consolidated Statements of Operations	F-22
Consolidated Statements of Changes in Stockholders’ Equity	F-23
Consolidated Statements of Cash Flows	F-24
Notes to Consolidated Financial Statements	F-25

Pro forma Financial Statements of PacificNet, Inc. and Lion Zone Holdings Limited and Subsidiary

Notes to the Pro Forma Financial Statements -- Business Disposition	F-62

Pro Forma Consolidated Balance Sheet at September 30, 2006	F-63
Pro Forma Consolidated Income Statements for the Nine Months Ended September 30, 2006	F-64
Pro Forma Consolidated Income Statements for the Year Ended December 31, 2005	F-65

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars, except par values and share numbers)

ASSETS	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Current Assets:
Cash and cash equivalents	$7,439	$9,579
Restricted cash - pledged bank deposit	232	1,652
Accounts receivables, net of allowances for doubtful accounts of $622 and $5	13,116	5,998
Inventories	2,039	1,836
Loan receivable from related parties	4,879	2,520
Loan receivable from third parties	1,219	1,572
Other current assets	8,782	7,973
Total Current Assets	37,706	31,130
Property and equipment, net	8,731	4,300
Investments in affiliated companies and subsidiaries	776	410
Marketable equity securities - available for sale	545	539
Goodwill	18,385	14,824
Other assets - debt issuance costs (net)	927	-
TOTAL ASSETS	$67,070	$51,203

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank line of Credit	1,082	1,060
Bank loans-current portion	992	188
Capital lease obligations - current portion	133	126
Accounts payable	3,931	3,186
Accrued expenses and other payables	2,586	4,620
Income tax payable	113	296
Subscription payable	390	775
Loans payable to related party	373	369
Total Current Liabilities	9,600	10,620

Long-term liabilities:
Bank loans - non current portion	1,436	6
Capital lease obligations - non current portion	148	78
Convertible Debenture	8,000	-
Warrant Liability	268	-
Compound Embedded Derivatives Liability	357	-
Interest discount	(1,530)	-
Liquidated damages liability	800	-
Total long-term liabilities	9,479	84
Total liabilities	19,079	10,704
Minority interest in consolidated subsidiaries	11,586	8,714
Commitments and contingencies
Stockholders' Equity:
Preferred stock, par value $0.0001, Authorized - 5,000,000 shares
Issued and outstanding - none	--	--
Common stock, par value $0.0001, Authorized - 125,000,000 shares; Issued and outstanding:
September 30, 2006 - 13,983,497 shares issued, 11,646,836 outstanding
December 31, 2005 - 12,000,687 issued, 10,831,024 outstanding	1	1
Treasury stock, at cost (2006 Q3: 2,336,661 shares, 2005: 1,169,663 shares)	(243)	(119)
Additional paid-in capital	62,201	57,690
Cumulative other comprehensive income (loss)	266	247
Accumulated deficit	(25,386)	(25,990)
Less stock subscription receivable	(434)	(44)
Total Stockholders' Equity	36,405	31,785
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$67,070	$51,203

The accompanying condensed notes are an integral part of these consolidated financial statements.

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands of United States dollars, except loss per share and share amounts)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2006	2005 (as restated)	2006	2005 (as restated)
Revenues	$12,875	$11,047	$47,239	$32,539
Services	5,445	4,908	22,145	14,232
Product sales	7,430	6,139	25,094	18,307
Cost of revenues	(10,392)	(8,852)	(33,352)	(25,979)
Services	(3,352)	(3,113)	(10,635)	(9,314)
Product sales	(7,040)	(5,739)	(22,717)	(16,665)
Gross margin	2,483	2,195	13,887	6,560

Selling, general and administrative expenses	(2,482)	(1,004)	(9,982)	(3,261)
Inventory write-down charge	(486)	-	(486)	-
Bad debt expense	(657)	-	(657)	-
Depreciation and amortization	(255)	(133)	(474)	(275)
Interest expense	(395)	(182)	(851)	(182)
EARNINGS/(LOSS) FROM OPERATIONS	(1,792)	876	1,437	2,842
Interest income	96	155	177	155
Gain in change in fair value of derivatives	1,004	-	1,212	-
Liquidated damages expense	(800)	-	(800)	-
Sundry income, net	(113)	171	173	577
Earnings/(Loss) before Income Taxes and Minority Interest	(1,605)	1,202	2,199	3,574

Provision for income taxes	(119)	13	(319)	(51)
Share of earnings of associated companies	80	8	129	12
Minority interests	529)	(612)	(1,405)	(1,916)
Net Earnings/(Loss) Available to Common Stockholders	$(1,115)	$611	$604	$1,619
BASIC EARNINGS PER SHARE	$(0.10)	$0.06	$0.05	$0.16
DILUTED EARNINGS PER SHARE	$(0.10)	$0.05	$0.05	$0.15

The accompanying condensed notes are an integral part of these consolidated financial statements.

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	STOCK SUBSCRIPTION RECEIVABLE	CUMULATIVE OTHER COMPREHENSIVE INCOME	ACCUMUL ATED DEFICIT	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31, 2005 (10,831,024 SHARES)	--	$1	$57,690	$(44)	$247	($25,990)	($119)	$31,785
Net earnings/(loss)	--					604		604
Exercise of stock options for cash and receivable (369,000 shares)	--		784					784
Issuance of common stock for acquisition of subsidiaries (471,012 shares)	--		3,578					3,578
PIPE related expenses	--
Repurchase of common shares (less 24,200 shares)	--						(124)	(124)
Cumulative foreign exchange gain/(loss)	--				19			19
Stock-based compensation			120					120
Issuance of warrants for fees of issuing convertible debt (16,000 warrants)			29					29
Less stock subscription receivable	--			(390)				(390)
BALANCE AT SEPTEMBER 30, 2006 (11,646,836 SHARES)	--	$1	$62,201	$(434)	$266	$(25,386)	$(243)	$36,405

The accompanying condensed notes are an integral part of these consolidated financial statements.

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited. In thousands of United States dollars, except earnings per share and share amounts)
	NINE MONTHS ENDED SEPTEMBER 30
	2006	2005
Cash Flows from operating activities
Net earnings / (loss)	$604	$1,619
Adjustment to reconcile net earnings/(loss) to net cash provided by (used in) operating activities:
Equity loss of associated company	(129)	(12)
Provision for income taxes	(183)	51
Provision for allowance for doubtful accounts	657	-
Minority Interest	1,405	1,916
Depreciation and amortization	1,173	274
Inventory write-down charge	486	-
Stock-based compensation	120	-
Change in fair value of derivatives	(1,212)	-
Amortization of interest discount	307	-
Liquidated damages expense	800	-
Changes in current assets and liabilities net of effects from purchase of subsidiaries:
Accounts receivable and other current assets	(8,281)	(3,029)
Inventories	(572)	(452)
Accounts payable and other accrued expenses	(1,591)	(234)
Net cash provided by (used in) operating activities	(6,416)	133
Cash flows from investing activities
Decrease in restricted cash	1,420	3,132
Increase in purchase of marketable securities	-	(409)
Acquisition of property and equipment	(3,806)	(1,844)
Acquisition of subsidiaries and affiliated companies	(419)	(1,183)
Loans receivable from third parties	353	(1,597)
Loans receivable from related party	(2,359)	(1,349)
Net cash used in investing activities	(4,811)	(3,250)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan payable to related party	4	513
Advances (repayments) under bank line of credit	22	(7)
Increase (repayments) of amount borrowed under capital lease obligations	77	29
Repurchase of treasury shares	(124)	-
Proceeds from exercise of stock options and warrants	174	981
Net proceeds from issuance of convertible debenture	7,500	-
Advances under bank loans	1,152	5
Net cash provided by financing activities	8,805	1,521

Effect of exchange rate change on cash and cash equivalents	282	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,140)	(1,596)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	9,579	6,764
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$7,439	$5,168
CASH PAID FOR:
Interest	$744	$182
Income taxes	$502	$34
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fixed assets acquired under banking loan	1,082	-
Options exercised for shares receivable	434	-
Investments in subsidiaries acquired through the issuance of common stock	$3,578	$2,871

The accompanying condensed notes are an integral part of these consolidated financial statements.

PACIFICNET INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in United States dollars unless otherwise stated)

1. BASIS OF PRESENTATION

Description of Operations - PacificNet Inc. (referred to herein as "PacificNet" or the "Company") a leading provider of CRM and telecom services, ecommerce and gaming technology in Hong Kong, Macao, and China. Through our subsidiaries, PacificNet provides outsourcing services, telecom (VAS) services, products (telecom & gaming) services and the design and distribution of entertainment kiosks and gaming machines. Our business process outsourcing (BPO) services include call centers, providing customer relationship management (CRM), mail order direct marketing and telemarketing services, and our information technology outsourcing (ITO) includes software programming and development. We are also a provider of value-added telecom services in China, which is comprised of interactive voice response (IVR) systems, call center management systems, and voice over Internet protocol (VOIP), short messaging services (SMS), multimedia messaging services (MMS), wireless application protocol (WAP), mobile internet and 3G services. The Company's operations are primarily based in China, including Hong Kong and Macau Special Administrative Region and Asian markets.

Condensed Consolidated Financial Statements - The condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting consistent in all material respects with those applied in the Company’s Annual Report on Form 10-KSB, as amended, for the year ended December 31, 2005, but do not include all disclosures required by GAAP. You should read these interim condensed consolidated financial statements in conjunction with the audited financial statements, including the notes thereto, and the other information set forth in the Company’s Annual Report on Form 10-KSB, as amended, for the year ended December 31, 2005. The condensed unaudited consolidated financial statements include the accounts of PacificNet Inc. and its subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all material adjustments considered necessary for a fair presentation of the Company’s interim results have been reflected. PacificNet’s 2005 Annual Report on Form 10-KSB includes certain definitions and a summary of significant accounting policies and should be read in conjunction with this report. The results for interim periods are not necessarily indicative of annual results.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 123-R, Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires, among other things, that all share-based payments to employees, including grants of stock options, be measured based on their grant-date fair value and recognized as expense. Effective January 1, 2006, PacificNet adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective application method. Under this transition method, compensation expense recognized for the quarter September 30, 2006, includes the applicable amounts of: (a) compensation expense of all stock-based payments granted prior to, but not yet vested as of January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and previously presented in pro forma footnote disclosures), and (b) compensation expense for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123(R)). Results for periods prior to January 1, 2006, have not been restated. See Note 6 for further details.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 (“SFAS 155”). This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and resolves issues addressed in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement: (a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (c) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (e) eliminates restrictions on a qualifying special-purpose entity’s ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. The standard also requires presentation within the financial statements that identifies those hybrid financial instruments for which the fair value election has been applied and information on the income statement impact of the changes in fair value of those instruments. The Company is required to apply SFAS 155 to all financial instruments acquired, issued or subject to a re-measurement event beginning January 1, 2007, although early adoption is permitted as of the beginning of an entity’s fiscal year. The Company is evaluating the provisions of SFAS 155. The effects of adopting of SFAS 155 on the Company’s financial statements are not known at this time.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial position, cash flows and results of operations.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force (“EITF”), the American Institute of Certified Public Accountants (“AICPA”), and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

3. EARNINGS PER SHARE

Basic and diluted earnings per share (EPS) amounts in the financial statements are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding plus dilutive common stock equivalents. Basic EPS is computed by dividing net earnings available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding and other dilutive securities. Dilutive EPS for third quarter of 2006 exclude the potential dilutive effect of 889,456 warrants because their impact would be anti-dilutive based on current market prices. 800,000 convertible debentures are tested by using if-converted method. The result shows when convertible debentures are included in the computation, diluted EPS increases. According to SFAS No.128, those convertible debentures are ignored in the computation of diluted EPS. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

The reconciliation of the numerators and denominators of the basic and diluted EPS calculations was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT WEIGHTED SHARES AND PER SHARE AMOUNTS)		(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT WEIGHTED SHARES AND PER SHARE AMOUNTS)
Numerator: earnings/(loss)	$(1,115)	$611.	$604	$1,619
Denominator:
Weighted-average shares used to compute basic EPS	11,619,010	10,826,983	11,171,608	10,171,224
Dilutive potential from assumed exercise of stock options and warrants	-	918,760	648,881	859,147
Weighted-average shares used to compute diluted EPS	11,619,010	11,745,743	11,820,489	11,030,371
Basic earnings per common share:	$(0.10)	$0.06	$0.05	$0.16
Diluted earnings per common share:	$(0.10)	$0.05	$0.05	$0.15

4. GOODWILL AND BUSINESS ACQUISITIONS

The changes in the carrying amount of goodwill for the following reporting periods are summarized below:

(US$000s)	Group 1. Outsourcing Services	Group 2. Telecom Value-Added Services	Group 3. Products (Gaming and Technology)	Total
Balance as of December 31, 2005	$3,936	$9,788	$1,100	$14,824
Goodwill acquired during the first quarter	--	461	--	461
Impairment losses	--	--	--	--
Goodwill written off related to sale of business unit	--	--	--	--
Balance as of March 31, 2006	$3,936	$10,249	$1,100	$15,285
Goodwill acquired during the second quarter	--	1,571	429	2,000
Impairment losses	--	--	--	--
Goodwill written off related to sale of business unit	--	--	--	--
Balance as of June 30, 2006	$3,936	$11,820	$1,529	$17,285
Goodwill acquired during the third quarter	--	1,100		1,100
Impairment losses	--	--	--	--
Goodwill written off related to sale of business unit	--	--	--	--
Balance as of September 30, 2006	$3,936	$12,920	$1,529	$18,385

Business Acquisitions during the three months ended September 30, 2006

Able Entertainment Technology Ltd by PacificNet Games Limited

On August 3, 2006, PacificNet’s wholly owned subsidiary PacificNet Games Limited (“PacGames”, Chinese Company Name [太平洋网络游戏有榰公司]) completed the acquisition of 100% of Able Entertainment Technology Ltd., a leading gaming technology provider based in the Macau Special Administrative Region of China. Upon completion of this transaction, the Company owned 35% of PacificNet Games Limited. Under the purchase agreement, Able Entertainment Technology Ltd represented that is expects to generate an annual profit of USD$1,600,000 and will provide for an adjustment to the purchase price if PacGames does not achieve an annual net profit of USD$1,600,000 during the first 12-month period ended June 30, 2007, and USD$3,000,000 during the second 12-month period ended June 30, 2008.

The purchase price consideration is 200,000 restricted PACT shares in exchange for 100% of the issued and outstanding shares of Able Entertainment Technology Ltd. or a 35% ownership interest in PacGames. The company has valued the consideration at a price of $5.08, representing the closing market price on August 3, 2006, the date of acquisition. As of September 30, 2006, 40,000 total restricted shares of PacificNet had been issued for the acquisition and 160,000 shares were held back as contingent consideration payable upon completion of certain earnings criteria pursuant to the purchase agreement. The agreement also provides for a loan of up to $1,600,000 on an as-needed basis and as of September 30, 2006, $128,000 was advanced. (See Note 9)

On September 22, 2006, PACT acquired another 10% of PacGames in exchange for 57,100 restricted shares of the Company’s common stock. These shares have not been issued as of September 30, 2006.

5. STOCKHOLDERS' EQUITY

a) COMMON STOCK

For the quarter ended September 30, 2006, the Company had the following equity transactions: (i)100,000 shares of common stock were issued as a result of the exercise of stock options for cash and receivable consideration of $220,000 in the aggregate; (ii) 177,500 shares of common stock were released from escrow (PACT treasury shares) for acquisition of Able Entertainment and contingent consideration for ChinaGoHi valued at $1,303,200.

Subscription receivable of approximately $434,000 represents funds receivable from the exercise of options and is presented as a contra equity account in the stockholders’ equity section of the consolidated balance sheet.

b) STOCK OPTION PLAN - See Note 6 for further details.

The status of the Stock Option Plan as of September 30, 2006, is as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
OUTSTANDING, DECEMBER 31, 2005	1,575,000	$4.00
Granted	-	-
Cancelled	-	-
Exercised	(24,000)	$1.75
OUTSTANDING, MARCH 31, 2006	1,551,000	$4. 04
Granted	-	-
Cancelled	(680,000)	$6.57
Exercised	(245,000)	$2.13
OUTSTANDING, JUNE 30, 2006	626,000	$2.03
Granted	500,000	$4.75
Cancelled	-	$-
Exercised	(100,000)	$2.2
OUTSTANDING, SEPTEMBER 30, 2006	1,026,000	$3.34

On May 28, 2006, the board of directors and management approved and authorized the cancellation of 680,000 stock options that were previously granted during fiscal year 2005 that were unvested and unexercised. The option cancellation was authorized by the board and the management in order to reduce stock compensation expense due to the implementation of FASB 123R.

On September 21, 2006, the board of directors and management approved and authorized the grant to directors, officers, employees and consultants of the company (including its subsidiaries) of options to purchase up to an aggregate of 500,000 shares of Common Stock with a $4.75 exercise price. Those options will vest 20% per year commencing from January 1st 2007. The contract life for those options is 5 years.

c) WARRANTS

At September 30, 2006, the Company had outstanding and exercisable warrants to purchase an aggregate of 1,007,138 shares of common stock. The weighted average remaining life is 3.59 years and the weighted average price per share is $10.61 per share as follows:

Shares of common stock	EXERCISE PRICE PER SHARE	EXPIRATION DATE OF WARRANTS
123,456	$7.15	January 15, 2009
117,682	$3.89	November 15, 2009
350,000	$12.21	December 9, 2009
400,000	$12.20	March 13, 2011
16,000	$12.20	March 13, 2011
1,007,138

On March 13, 2006, we issued 400,000 warrants to several institutional investors in connection with a private placement of $8 million in convertible debentures. On the same day we issued 16,000 warrants to our placement agent for the transaction. See Note 7 for further details.

d) TREASURY STOCK

The following is a summary of the movement of the Company's shares held as treasury stock for the quarterly ended September 30 of 2006:

	Number of shares	Remarks
Escrowed shares returned to treasury in 2003	800,000
Shares purchased in the open market	38,154
Repurchase of shares from Take 1	149,459
Cancellation of former employee shares	45,000
Holdback shares as contingent consideration due to performance targets not yet met	1,304,048	Includes shares related to Clickcom (78,000); Yueshen (24,200), ChinaGoHi (550,000), Guangzho(Wanrong (138,348); iMobile (153,500), Able Entertainment (160,000), and Allink (200,000)
Balance, September 30, 2006	2,336,661
Shares outstanding at September 30, 2006	11,646,836
Shares issued at September 30, 2006	13,983,497

On March 13, 2006, we repurchased 24,200 restricted shares of our common stock from Yueshen, a subsidiary of Shanghai Classic for a repurchase price of RMB1,000,000 (approximately USD$124,223 using exchange rate of 1USD= 8.05 RMB). The repurchase of the shares was proposed by Yueshen and was unanimously agreed by the both parties.

6. STOCK-BASED COMPENSATION

Prior to January 1, 2006, PacificNet accounted for awards granted under stock-based compensation plans following the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation expense was recognized for awards granted at an exercise price less than fair market value of the underlying common stock on the date of grant. Effective January 1, 2006, PacificNet adopted the fair value recognition provisions of SFAS 123(R). See Note 2 for a description of the Company’s adoption of SFAS 123R. The fair value of stock options is determined using the Black-Scholes option pricing model, which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS 123, as amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Company’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The compensation costs, which approximated $120,000 for the nine months ended September 30, 2006, are recognized on a straight-line base over the option vesting term and the amortized cost is included in selling, general and administrative expenses. PacificNet elected the modified prospective method and therefore has not restated results for prior periods. The valuation provisions of SFAS 123(R) apply to new grants and unvested grants that were outstanding as of the effective date.

During the quarter ended September 30, 2006, the Company granted 500,000 new stock options, 100,000 options were exercised, and zero options were cancelled. See note 5 b) for the status of the Company’s stock option plan.

Additional information on options outstanding as of September 30, 2006 is as follows:

	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	AVERAGE REMAINING CONTRACTUAL LIFE
Options outstanding	$3.34	1,026,000	2.84 years
Options exercisable	$2.00	526,000	0.82 year

7. CONVERTIBLE DEBENTURES

On March 13, 2006, we completed a private placement in which we sold $8,000,000 in convertible debentures and issued warrants to purchase up to an aggregate of 400,000 shares of common stock. The debentures are convertible at any time into shares of our common stock at an initial fixed conversion price of $10.00 per share, subject to adjustments for certain dilutive events. The debentures are due March 13, 2009. The warrants are exercisable for a period of five years at an exercise price of $12.20 per share. At the closing of the private placement, we prepaid the first year's interest on debentures equal to 5% of the aggregate principal amount of debentures. We will pay interest in cash or shares, provided that certain conditions are met, at the rate of 6% for the second year the debentures are outstanding and then 7% for the third. Beginning January 1, 2007, we are obligated to redeem up to $320,000 every month, plus accrued, but unpaid interest, liquidated damages and penalties. We also have the option to prepay the debentures at any time, provided that certain conditions have been met, after the 12 month anniversary of the effective date of the registration statement that has been filed with the Securities and Exchange Commission with respect to the common stock issuable upon conversion of the debentures, some or all of the outstanding debentures for cash in an amount equal to 120% of the principal amount outstanding, plus accrued, but unpaid interest, liquidated damages and penalties outstanding. At any time after the six month anniversary of the effective date of the registration statement, we may force the holders to convert up to 50% of the then outstanding principal amount of the debentures, subject to certain trading conditions being met. If any event of default occurs under the debentures or other related documents, the holders may elect to accelerate the payment of the outstanding principal amount of the debenture, plus accrued, but unpaid interest, liquidated damages and penalties, which shall become immediately due and payable.

The convertible debt obligates the Company to file a registration statement with respect to the shares issuable under the convertible debt note. Due to various factors, as of September 30, 2006, the Company had not filed such a registration statement. Accordingly, the terms of the convertible note obligate the Company to pay liquidated damages to the convertible debenture investors at the rate of 2% of the principal amount of the convertible per month, or $160,000. As of September 30, 2006, the Company has determined to accrue five months of liquidated damages or approximately $800,000, although it is possible that the Company may not ultimately need to pay the full amount of liquidated damages.  The amount has been reflected in the consolidated financial statements as a separate line item on the consolidated balance sheet as “liquidated damages liability” and as a separate line item on the consolidated statement of operations as “liquidated damages expense”.

C.E. Unterberg, Towbin L.L.C. acted as placement agent and received a negotiated cash fee in the amount of $449,500 and a warrant to purchase up to 16,000 shares at an exercise price of $12.20 per share, which expire five years from the date of issuance. The fair value of these warrants totaled $28,952 and such amount was charged to other assets, net, and will be amortized over the life of the debentures and credited to additional paid-in capital during the nine months ended September 30, 2006. Maxim Group also acted as Placement Agent and received a cash fee in the amount of $50,000.

In connection with the issuance of the debentures, the Company incurred $1,106,000 of issuance costs, which primarily consisted of investment banker fees, legal and other professional fees. These costs are being amortized and are recorded as additional expense through three years, the scheduled date on which holders have the option to require the Company to repurchase the debentures. Amortization expense related to the issuance costs during the three months and nine months ended September 30, 2006 was $93,000 and $179,000, respectively. At September 30, 2006, net debt issuance costs associated with the debentures was $927,000 and is recorded in Other assets, net.

The gross proceeds of $8,000,000 are recorded as a debenture liability. In addition, fair values attributed to the Investors’ warrants and to the embedded conversion feature in accordance with EITF issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock” are recorded as liabilities. The debt discount consisted of an initial $690,642 value related to the Investors’ warrants and a $1,145,640 value attributed to the compound embedded derivatives liability, as well as the warrants liability. An aggregate gain of $1,211,583 representing the change in fair value of these derivative liabilities was recognized during the nine months ended September 30, 2006.

In accordance with recent FASB guidance, due to certain factors, including a liquidated damages provision in the registration rights agreement, the Company values and accounts for the embedded conversion feature and the warrants related to the debentures as derivatives. Accordingly, these derivative liabilities are measured at fair value with changes in fair value reported in earnings as long as they remain classified as liabilities. The Company reassesses the classification at each balance sheet date. If the classification required under EITF No. 00-19 changes as a result of events during the period, the contract should be reclassified as of the date of the event that caused the reclassification.

8. SEGMENT INFORMATION

The Company determines and classified its operating segments in accordance with SFAS No. 131 “DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION.” The Company identifies and classifies its operating segments based on reporting entities that exhibit similar long-term financial performance based on the nature of the products and services with similar economic characteristics such as margins, business practices and target market. The operating segments are classified into four major segments which are summarized as follows:

(1) Outsourcing Services - involves human voice services such as Business Process Outsourcing, CRM, call center, IT Outsourcing and software development services. These types of services are conducted through our subsidiaries EPRO, Smartime/Soluteck and PacificNet Solution Ltd.

(2) Telecom Value-Added Services - primarily involves machine voice services such as Interactive Voice Response, SMS and related VAS, which are conducted through our subsidiaries such as ChinaGoHi (Lion Zone, aka ChinaGoHi), Linkhead, Clickcom and Guangzhou 3G.

(3) Products (Telecom & Gaming) - primarily involves communication and gaming products, GSM/CDMA/3G Products, Multimedia Communication Kiosks. This Group includes the following subsidiaries: PacificNet Communications Limited, iMobile, Allink, Take1 and PacificNet Games. PacificNet Games Limited (PacGames) is a leading developer of Asian electronic gaming machines, multi-player electronic gaming technology solutions and gaming related maintenance, IT, and distribution services for the leading hotel and casino operators based in the Macau and other Asian gaming markets.

(4) Other Business -other administrative, financial and investment services and non-core businesses such as PacificNet Power Limited (PacPower), Pacific Financial Services Limited, etc.

The Company's reportable segments are operating units, which represent the operations of the Company's significant business operations. Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes the Company's other insignificant services and corporate related items, and, as it relates to segment earnings/(loss), income and expense not allocated to reportable segments.

For the three months ended September 30, 2006	Group 1.	Group 2.	Group 3.	Group 4.	Total
	Outsourcing Services	Telecom Value-Added Services	Products (Telecom & Gaming)	Other Business
	($)	($)	($)	($)	($)
Revenues	3,733,000	2,350,000	6,411,000	381,000	12,875,000
(% of Total Revenues)	29%	18%	50%	3%	100%
Earnings / (Loss) from Operations	113,000	(833,000)	(191,000)	(881,000)	(1,792,000)
(% of Total Earnings)	-6%	46%	11%	49%	100%
Total Assets	9,159,000	18,939,000	12,813,000	26,159,000	67,070,000
(% of Total Assets)	14%	28%	19%	39%	100%
Goodwill	3,936,000	12,920,000	1,529,000	-	18,385,000
Geographic Area	HK, PRC	PRC	Macau, HK, PRC	HK, PRC, USA

For the three months ended September 30, 2005	Group 1.	Group 2.	Group 3.	Group 4.	Total
	Outsourcing Services	Telecom Value-Added Services	Products (Telecom & Gaming)	Other Business
	($)	($)	($)	($)
Revenues	3,368,000	2,870,000	4,677,000	132,000	11,047,000
(% of Total Revenues)	31%	26%	42%	1%	100%
Earnings / (Loss) from Operations	217,000	824,000	172,000	(337,000)	876,000
(% of Total Earnings)	25%	94%	20%	-39%	100%
Total Assets	4,939,000	9,254,000	189,000	28,983,000	43,365,000
(% of Total Assets)	11%	21%	1%	67%	100%
Goodwill	3,542,000	8,702,000	979,000	-	13,223,000
Geographic Area	HK, PRC	PRC	Macau, HK, PRC	HK, PRC, USA

For the nine months ended September 30, 2006	Group 1.	Group 2.	Group 3.	Group 4.	Total
	Outsourcing Services	Telecom Value-Added Services	Products (Telecom & Gaming)	Other Business
	($)	($)	($)	($)	($)
Revenues	10,312,000	14,907,000	18,262,000	3,758,000	47,239,000
(% of Total Revenues)	22%	31%	39%	8%	100%
Earnings / (Loss) from Operations	515,000	2,011,000	74,000	(1,163,000)	1,437,000
(% of Total Earnings)	36%	140%	5%	-81%	100%
Total Assets	9,159,000	18,939,000	12,813,000	26,159,000	67,070,000
(% of Total Assets)	14%	28%	19%	39%	100%
Goodwill	3,936,000	12,920,000	1,529,000	-	18,385,000
Geographic Area	HK, PRC	PRC	Macau, HK, PRC	HK, PRC, USA

For the nine months ended September 30, 2005	Group 1.	Group 2.	Group 3.	Group 4.	Total
	Outsourcing Services	Telecom Value-Added Services	Products (Telecom & Gaming)	Other Business
	($)	($)	($)	($)
Revenues	9,860,000	9,024,000	13,408,000	247,000	32,539,000
(% of Total Revenues)	30%	28%	41%	1%	100%
Earnings / (Loss) from Operations	866,000	2,413,000	408,000	(845,000)	2,842,000
(% of Total Earnings)	31%	85%	14%	-30%	100%
Total Assets	4,939,000	9,254,000	189,000	28,983,000	43,365,000
(% of Total Assets)	11%	21%	1%	67%	100%
Goodwill	3,542,000	8,702,000	979,000	-	13,223,000
Geographic Area	HK, PRC	PRC	Macau, HK, PRC	HK, PRC, USA

Product and service revenues classified by major geographic areas are as follows (in US$):

For the three months ended September 30, 2006	Hong Kong, Macau	PRC	United States	Total
Product revenues	5,261,000	2,169,000	-	7,430,000
Service revenues	3,435,000	2,010,000	-	5,445,000

For the three months ended September 30, 2005	Hong Kong, Macau	PRC	United States	Total
Product revenues	4,776,000	1,363,000	-	6,139,000
Service revenues	2,305,000	2,603,000	-	4,908,000

For the nine months ended September 30, 2006	Hong Kong Macau	PRC	United States	Total
Product revenues	17,355,000	7,739,000	-	25,094,000
Service revenues	9,970,000	12,175,000	-	22,145,000

For the nine months ended September 30, 2005	Hong Kong, Macau	PRC	United States	Total
Product revenues	13,538,000	4,769,000	-	18,307,000
Service revenues	6,990,000	7,242,000	-	14,232,000

9. RELATED PARTY TRANSACTIONS

LOAN DUE TO AND FROM RELATED PARTIES

As of September 30, 2006, there was a total loan receivable of approximately $4,879,000 due from related parties while the loan due to related party was $373,000.

As of September 30, 2006, the related party loan receivables included $1,026,000 due from Take 1, an affiliated company that is 20% owned by PacificNet, $128,000 due from PacificNet Games, an affiliated company that is 45% owned by PacificNet, and $3,725,000 due from shareholders and directors of certain of the Company’s subsidiaries in connection with the acquisition of these subsidiaries. The loans receivable from shareholders and directors of these subsidiaries is comprised of $1,249,000 due from a shareholder of Yueshen, $192,000 due from a director of Soluteck, and $2,284,000 due from a company owned by a shareholder of Lion zone (ChinaGoHi). The terms of these related parties loan receivables and payables are summarized below:

LOAN TO TAKE 1 (Cheer Era)

Take 1 is an affiliated company and is 20% owned by PacificNet as of September 30, 2006. A convertible loan of $1,026,000 is outstanding from Take 1 as of September 30, 2006. Conversion terms of the convertible loan provide PacificNet an option at any time during the Term to convert in part or in whole of the then outstanding loan principle up to $1,026,000 (or HKD$8,000,000) into shares of Take 1 to reach 51% ownership of Take 1. The loan was extended as a working capital loan to finance the expansion of Take 1's business in Europe and North America.

LOAN TO PACIFICNET GAMES

PacGames is an affiliated company that is 45% owned by PacificNet as of September 30, 2006. A loan of approximately $128,000 is outstanding as of September 30, 2006 and is due and payable on July 31, 2007. Payment is due in equal monthly installments of approximately $11,752 which include principal repayments and an implied interest rate of 10%.

LOAN TO YUESHEN'S SHAREHOLDER

As of September 30, 2006, there was a $1,249,000 loan receivable due from the shareholder of Yueshen, a subsidiary of the Company. The purpose of the loan was to repay the working capital loan owed by the predecessor of Yueshen prior to PacificNet's acquisition, and to finance Yueshen shareholder's other projects. This loan is collateralized with 106,240 PacificNet shares owned by the shareholder of Yueshen.

The Company has been experiencing difficulty recovering the loan receivable due from Yueshen’s shareholder. Specifically, the Company and the shareholder disagree over the outstanding balance owed and are in ongoing discussions about recovering the loan amount. As the Company still believes that it has a high probability of recovering the debt, it has continued to record the amount of the loan receivable at the full historical cost. Nevertheless, the Company will continue to closely monitor the repayment of the loan.

LOAN TO SOLUTEK'S DIRECTOR

As of September 30, 2006, there was a loan outstanding of $192,000 receivable from a director of Soluteck, payable in three equal installments of $72,314 each, which includes principal plus interest, due on December 14 for three consecutive years ending 2007. The interest rate for the loan is 8% per annum plus 5% penalty interest in case it has not been timely paid. The loan is collateralized with 100,000 PacificNet's shares owned by the borrowing director and Ms Iris Lo, and the remaining assets of Smartime Holding Ltd.

LOAN TO A COMPANY OWNED BY A SHAREHOLDER OF LION ZONE (CHINAGOHI)

As of September 30, 2006, a loan of $2,284,000 was receivable from a company owned by a shareholder of Lion Zone (ChinaGoHi). The loan is collateralized with this company’s real estate.

LOAN PAYABLE TO RELATED PARTY

As of September 30, 2006, a loan of $373,000 was payable to a shareholder of EPRO. The loan was advanced to Epro for working capital purposes. The loan is due on August 4, 2010. Interest being charged per annum is at Hong Kong Prime lending rate, which was approximately 6.5% per annum in 2005 and 8% in 2006.

10. COMMITMENTS AND CONTINGENCIES

Operating leases. The Company leases warehouse and office space under operating leases with fixed monthly rentals. None of the leases included contingent rentals. Lease expense charged to operations for 2006 Q3 amounted to $332,000 (2005 Q3: $136,000). Future minimum lease payments under non-cancelable operating leases are $463,000 for Oct. 2006 through Sep. 2007 and $312,000 for Oct. 2007 through Sep. 2012.

Restricted Cash- The Company has a $232,000 pledged bank deposit for Epro which represents overdraft protections with certain financial institutions.

Bank Line of Credit As of September 30, 2006, the Company’s outstanding bank lines of credit were as follows:

(i)
Epro has an overdraft banking facility with certain major financial institutions in the aggregate amount of $949,000, which is secured by a pledge of its fixed deposits of $232,000, pursuant to the following terms: interest will be charged at the Hong Kong Prime Rate per annum and payable at the end of each calendar month or the date of settlement, whichever is earlier.

(ii)
Smartime has an overdraft banking facility with a large Hong Kong bank in the aggregate amount of $133,000. This overdraft facility is personally pledged by the deposit account of a director of Smartime.

Minimum Stated Capital Requirements. Guangzhou Dianxun Co, Limited (DE) ("Dianxun"), a subsidiary of the Group, is carrying on business as a telecommunication value-added service provider in the People's Republic of China ("PRC"). Initially, Dianxun obtained a certificate (the "Certificate") from PRC authorities to transact business in accordance with PRC Telecommunication Rules which require that all telecommunication value-added service providers n conduct business if the Certificate is granted, and if the Company maintains a minimum capital requirement of at least RMB10,000,000.

In order to satisfy the capital requirement of RMB 10,000,000, the shareholders of Dianxun contributed relevant assets equivalent to RMB9,000,000 on behalf of Dianxun and such assets were verified by an independent professional accountant. Subsequently, such assets were returned back to the shareholders. In the opinion of management, even though the capital requirement is not currently fulfilled, Dianxun can continue to carry on business. No provision for any loss arising from the consequential actions that may be taken by the authority in the PRC and any potential penalties or claims for the Company not maintaining the minimum stated capital requirements of the PRC have been made in these financial statements.

Dianxun's contribution to consolidated revenues and net earnings for 2006 was approximately 0.17% and -23% respectively. Pursuant to a request by the PRC authorities, PacificNet agreed to loan Clickcom the remaining balance of the registration capital to provide the stated capital in accordance with PRC laws.

Bank Loans. Bank loans represent the following at September 30, 2006:

Secured [1]	$1,200,000
Unsecured	1,228,000
Less: current portion	992,000
Non current portion	$1,436,000

Bank Loans are generated by two of the Company's subsidiaries. One of the subsidiaries is Pacificnet Epro Holdings Limited, a company incorporated in the Hong Kong Special Administrative Region of the PRC, primarily engaged in the business of providing call center and customer relationship management (CRM) services as well as other business outsourcing services.

[1] The loans were secured by the following: joint and several personal guarantees executed by certain directors of the subsidiary of the Company; corporate guarantee executed by a subsidiary of the Company; second legal charge over a property owned by a subsidiary of the Company; and pledged bank deposits of $232,000 of a subsidiary of the Company.

(Aggregate future maturities of borrowing for the next five years are as follows: Oct. 2006 to Sep. 2007: $944,000, Oct. 2007 to Sep. 2008: $247,000 and Oct. 2008 to Sep. 2009: $190,000, thereafter: none.)

The remaining bank loans of $1,047,000 are generated by PacificNet Inc. relating to a fixed asset bought during the first quarter with total cost of $1,648,000. The repayment of the bank loan was $56,000. (Aggregate future maturities of borrowing for the following period are as follows: Less than 1 year: $48,000, 1-5 year: $223,000 and after 5 years: $776,000)

Capital Lease Obligations. The Company leases various equipments under capital leases expiring in various years through 2008. Aggregate minimum future lease payments under capital leases for each of the next five years are as follows:

(2006: $133,000; 2007: $95,000; 2008: $53,000, and thereafter: none.)

Liquidated damages: Refer to Note 7 re the details behind the liquidating damages commitment for the Company.

11. OTHER CURRENT ASSETS

Other current assets consist of the following at September 30, 2006 (in thousands):

September 30, 2006 $ (in thousands)
Deposit	$1,814
Prepayment	1,274
Other receivables	5,377
Prepaid Expense	376
Provision for Bad Debt	(59)
Total	$8,782

12. INVENTORY

Inventories of approximately $2 million consist primarily of finished goods and represent telecommunication products such as mobile phone, rechargeable phone cards, smart chip, and interactive voice response cards and are accounted for using the first-in, first out (FIFO) method. Most inventories are held by the Company’s Linkhead subsidiary.

In the beginning of the third quarter of 2006, the Chinese government announced that it would implement several new policies regarding mobile phone value-added service providers effective July 10, 2006. These policies include a “double confirmation” policy and the requirement that value-added service providers provide one-month trial subscriptions. By requiring that mobile phone customers “double-confirm” their intention to purchase services, and by requiring free subscriptions, the Chinese government has negatively affected value-added service providers.

Since the Company sells hardware to value-added service providers that have been negatively affected by the new mobile phone policies, during the three months ended September 30, 2006, we recorded an adjustment to inventory of $486,000. The write down was considered prudent after an assessment by the Company’s internal control team determined that the inventory was considered not readily saleable as a result of the recent government policy restrictions.

Although the Chinese government appeared to lessen restrictions by the end of the third quarter, the effect of lesser demand already necessitated a write-down of inventory.

13. INCOME TAXES

The Company is registered in the state of Delaware and has operations in primarily three tax jurisdictions - the PRC, Hong Kong and the United States. For operations in the United States of America, Hong Kong and Taiwan, the Company has incurred net accumulated operating loss for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating loss will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of September 30, 2006. Accordingly, the Company has no net deferred tax assets as of September 30, 2006.

14. SUBSEQUENT EVENTS

Stock Option Exercise

On October 1, 2006, PacificNet issued 25,000 shares of common stock as a result of stock option exercise in accordance to PacificNet’s stock option plan.

Allink Hong Kong Limited

On August 11, 2006, PacificNet’s wholly owned subsidiary PacificNet Communications Limited (“PacCom”) agreed to the acquisition of 80% of Allink Hong Kong Limited (Allink, Chinese name “瘺瑑濦晧港有榰公司”), a leading provider of security and surveillance technology and services based in the Hong Kong Special Administrative Region of China, through the issuance of 200,000 restricted shares of PacificNet Inc. If the transaction is completed, PacificNet Inc. will own 80% of Allink. Under the purchase agreement, Allink has committed to generate an annual profit of HKD$3,000,000 (approx USD$385,000) and will provide for an adjustment to the purchase price if the Allink does not achieve an annual net profit of HKD$3,000,000. Allink operates one of the leading CCTV communication and security surveillance technology and services provider utilizing extra low voltage technology for property management companies in Hong Kong and Macau, China. The transaction was originally expected to be completed in the third quarter of 2006, however since the necessary due diligence has not been completed, the Company has been unable to consummate the merger.

The consideration to be paid follows:

(1)	The purchase consideration for 80% of the equity interest of the Company is payable entirely (100%) in restricted shares of PACT, equivalent to 200,000 restricted PACT shares.

(2)	The purchase price is payable upon achievement of certain quarterly earn-out targets based on net profits.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PacificNet Inc.:

We have audited the accompanying consolidated balance sheets of PacificNet Inc. (a Delaware Corporation) and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2005, 2004, and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PacificNet Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their consolidated operations and cash flows for the years ended December 31, 2005, 2004, and 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the accompanying financial statements, the Company corrected an error in its accounting for business combinations recorded as of and for the year ended December 31, 2003. As discussed in Note 16, the 2004 consolidated income statement and the 2004 and 2005 consolidated statements of cash flows have been restated.

/s/ CLANCY AND CO, P.L.L.C.
CLANCY AND CO, P.L.L.C.

Scottsdale, Arizona
April 25, 2006, except as to the matters discussed in Note 1 concerning the correction of an error in accounting for business combinations, which is dated October 25, 2006

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars, except par values and share numbers)

	(RESTATED) DECEMBER 31, 2005	(RESTATED) DECEMBER 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$9,579	$6,764
Restricted cash - pledged bank deposit	1,652	3,501
Accounts receivables	5,998	5,644
Inventories	1,836	1,297
Loan receivable from related parties	2,520	—
Loan receivable from third parties	1,572	—
Other current assets	7,973	4,325
Total Current Assets	31,130	21,531
Property and equipment, net	4,300	1,118
Investments in affiliated companies and subsidiaries	410	1,063
Marketable equity securities - available for sale	539	29
Goodwill	14,824	9,509
TOTAL ASSETS	$51,203	$33,250
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank line of Credit	$1,060	$651
Bank loans-current portion	188	1,327
Capital lease obligations - current portion	126	80
Accounts payable	3,186	3,150
Accrued expenses	4,620	128
Income tax payable	296	10
Subscription payable	775	—
Loan payable to related party	369	—
Total Current Liabilities	10,620	5,346
Long-term liabilities:
Bank loans - non current portion	6	69
Capital lease obligations - non current portion	78	129
Total long-term liabilities	84	198
Total liabilities	10,704	5,544
Minority interest in consolidated subsidiaries	8,714	2,396
Commitments and contingencies
Stockholders’ Equity:
Preferred stock, par value $0.0001, Authorized - 5,000,000 shares Issued and outstanding - none	—	—
Common stock, par value $0.0001, Authorized - 125,000,000 shares Issued and outstanding:
December 31, 2005 - 12,000,687 issued, 10,831,024 outstanding
December 31, 2004 - 10,627,737 shares issued, 9,791,583 outstanding	1	1
Treasury stock, at cost (2005: 1,169,663 shares; 2004: 836,154 shares)	(119)	(104)
Additional paid-in capital	57,690	53,916
Cumulative other comprehensive income (loss)	247	(24)
Accumulated deficit	(25,990)	(28,479)
Less stock subscription receivable	(44)	—
Total Stockholders’ Equity	31,785	25,310
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$51,203	$33,250

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of United States dollars, except loss per share and share amounts)

	(RESTATED)		(RESTATED)
	2005	2004	2003
YEAR ENDED DECEMBER 31:
Revenues	$44,341	$29,709	$1,217
Services	20,994	10,222	1,066
Product sales	23,347	19,487	151
Cost of revenues	(33,439)	(24,074)	(698)
Services	(12,540)	(6,507)	(534)
Product sales	(20,899)	(17,567)	(164)
Gross margin	10,902	5,635	519
Selling, general and administrative expenses	(5,811)	(3,435)	(1,572)
Depreciation and amortization	(293)	(78)	(76)
Interest expense	(229)	(185)	(208)
EARNINGS FROM OPERATIONS	4,569	1,937	(1,337)
Interest income	246	79	27
Sundry income	830	422	54
Earnings before Income Taxes, Minority Interest and Discontinued Operations	5,645	2,438	(1,256)
Provision for income taxes(1)	(222)	(30)	(32)
Share of profit of associated companies	(8)	32	-
Minority interests	(2,926)	(1,623)	7
Earnings before Discontinued Operations	2,489	817	(1,281)
LOSS FROM DISCONTINUED OPERATIONS	—	(43)	—
Net Earnings Available to Common Stockholders	$2,489	$774	(1,281)

BASIC EARNINGS PER COMMON SHARE:
Earnings from continuing operations	$0.25	$0.11	($0.24)
Earnings from discontinued operations	—	—	—
Net earnings	$0.25	$0.11	($0.24)

DILUTED EARNINGS PER COMMON SHARE:
Earnings from continuing operations	$0.23	$0.09	($0.24)
Earnings from discontinued operations	—	—	—
Net earnings	$0.23	$0.09	($0.24)

The accompanying notes are an integral part of these consolidated financial statements.

* Income taxes in 2005 of $66,000, $110,000, $20,000 and $26,000 generated from the Company’s four business units: (1) CRM Outsourcing Services, (2) Value Added Services (VAS), (3) Telecom Distribution Services and (4) Other Business.

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	STOCK SUBSCRIP- TION RECEIVABLE	CUMU- LATIVE OTHER COMPRE- HENSIVE INCOME/ (LOSS)	ACCUMU-LATED DEFICIT (RESTATED)	TREASURY STOCK	TOTAL STOCK-HOLDERS’ EQUITY (RESTATED)
Balance at December 31, 2002 (4,907,252 shares)	-	$1	$31,253	-	$(24)	$(27,972)	$(5)	$3,253
COMPREHENSIVE LOSS:
Net loss, as restated (see Note 1)	—	—	—	-	—	(1,281)	-	(1,281)
TOTAL COMPREHENSIVE LOSS:								(1,281)
Issuance of treasury shares (800,000 shares)	-	-	-	-	-	-	-
Issuance of common stock for services (16,725 shares)	-	-	27	-	-	-	-	27
Issuance of common stock for officer employment compensation (200,000 shares)	-	-	100	-	-	-	-	100
Issuance of common stock for cash (240,000 shares)	-	-	410	-	-	-	-	410
Balance at December 31, 2003 (5,363,977 shares)	—	1	$31,790		($24)	($29,253)	($5)	$2,509
COMPREHENSIVE EARNINGS:
Net earnings	—	—	—		—	774		774
TOTAL COMPREHENSIVE EARNINGS:								774
Issuance of common stock for acquisition of subsidiaries (1,756,240 shares)	—	—	8,866		—	—		8,866
Proceeds from the sale of common stock, net of related costs (2,205,697, shares)	—	—	11,773		—	—		11,773
Issuance of common stock for acquisition of Cheer Era (149,459 shares)	—	—	771		—	—		771
Repurchase of common shares (less 36,154 shares)							(99)	(99)
Exercise of stock options and warrants for cash (352,364 shares)			716					716
BALANCE AT DECEMBER 31, 2004 (9,791,583 SHARES)	—	1	$53,916		($24)	($28,479)	($104)	$25,310
COMPREHENSIVE EARNINGS:
Net earnings	—	—	—		—	2,489		2,489
Cumulative Other Comprehensive gain					271			271
Total comprehensive earnings								2,760
Issuance of common stock for acquisition of subsidiaries (515,900 shares)	—	—	3,971		—		—	3,971
Issuance of common stock (20,000 shares) for services			63					63
PIPE related Expenses	—	—	(547)					(547)
Repurchase of common shares for acquisition of Cheer Era (less 149,459 shares)	—	—	(771)					(771)
Cancellation of common shares (less 45,000 shares)	—	—	—		—	—	—	—
Repurchase of common shares (less 2,000 shares)	—						(15)	(15)
Exercise of stock options and warrants for cash (700,000 shares)	—		1,058					1,058
Less stock subscription receivable				(44)				(44)
BALANCE AT DECEMBER 31, 2005 (10,831,024 SHARES)	—	1	$57,690	$(44)	$247	($25,990)	($119)	$31,785

PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States dollars, except profit per share and share amounts)

	(RESTATED) 2005	(RESTATED) 2004	(RESTATED) 2003
Cash Flows from operating activities
Net earnings	$2,489	$774	$(1,281)
Adjustment to reconcile net earnings to net cash provided by (used in) operating activities:
Equity loss (earnings) of associated company	8	(32)	-
Common stock issued for services rendered	63	--	127
Minority Interest	2,926	1,623	(7)
Loss on disposal of fixed assets	-	-	208
Provision for write-off of goodwill			19
Depreciation and amortization	1,126	78	76
Changes in current assets and liabilities net of effects from purchase of subsidiaries:
Accounts receivable and other current assets	7,057	(3,584)	(153)
Inventories	(539)	(1,221)	-
Accounts payable and other accrued expenses	(3,880)	(2,069)	106
Net cash provided by (used in) operating activities	9,250	(4,431)	(905)
Cash flows from investing activities
Decrease (increase) in restricted cash	1,849	(3,289)	(52)
Increase in purchase of marketable securities	(521)	(46)
Acquisition of property and equipment	(2,252)	(206)	(29)
Acquisition of intangible assetst			(19)
Acquisition of subsidiaries and affiliated companies	(1,183)	(724)	(211)
Loan receivables from third parties	(1,572)	-	-
Loans receivable from related parties	(2,520)	-	-
Net cash used in investing activities	(6,199)	(4,265)	(311)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Increase in loan payable to related party	369	-	-
Advances (repayments) under bank line of credit	409	(548)	169
Advances under bank loan	(1,201)	(130)	717
Advances (repayments) of amount borrowed under capital lease obligations	(5)	(92)	49
Proceeds from sale of common stock	--	11,773	-
Repurchase of treasury shares	(15)	(99)	-
Proceeds from exercise of stock options and warrants	1,014	716	410
Payment of certain PIPE related expenses	(547)	--	-
Net cash provided by financing activities	24	11,620	1,345
Effect of exchange rate change on cash and cash equivalents	(260)	17	-

NET INCREASE IN CASH AND CASH EQUIVALENT	2,815	2,941	129
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,764	3,823	3,694
CASH AND CASH EQUIVALENTS, END OF YEAR	$9,579	$6,764	$3,823
CASH PAID (RECEIVED) FOR:
Interest	$229	$20	$54
Income taxes	$(53)	$20	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for services rendered	-	-	$127
Issuance of option shares through increase in subscription receivable	$63	--	63
Investment in subsidiary acquired through issuance of subscriptions payable	$775	--	$722
Repurchase of shares issued to Take 1 Technologies Group Limited (formerly known as Cheer Era Limited)	$771	--	$771
Investments in subsidiaries acquired through the issuance of common stock	$3,971	$9,637	-

PACIFICNET INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in United States dollars unless otherwise stated)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

PacificNet Inc. (referred to herein as "PacificNet" or the "Company") was originally incorporated in the State of Delaware on April 8, 1987. Through our subsidiaries we provide outsourcing services, value-added telecom services (VAS) and communication products distribution services. Our business process outsourcing (BPO) services include call centers, providing customer relationship management (CRM), and telemarketing services, and our information technology outsourcing (ITO) includes software programming and development. We are value-added resellers and providers of telecom VAS, which is comprised of interactive voice response (IVR) systems, call center management systems, and voice over Internet protocol (VOIP), as well as mobile phone VAS, such as short messaging services (SMS) and multimedia messaging services (MMS). The Company's operations are primarily targeted in the China and Hong Kong market.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and present the financial statements of the Company and its wholly owned and majority-owned subsidiaries including variable interest entities ("VIEs") for which the Company is the primary beneficiary. All significant inter-company accounts and transactions have been eliminated. Investments in entities in which the Company can exercise significant influence, but which are less than majority owned and not otherwise controlled by the Company, are accounted for under the equity method.

The Company has adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities" ("FIN 46R"), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R requires a Variable Interest Entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated income statements from the effective date of acquisition.

Initial Measurement of VIE — The Company initially measures the assets, liabilities, and non-controlling interests of the VIEs at their fair values at the date of the acquisistions. The excess, if any, of (a) the sum of the fair value of the consideration paid, (b) the reported amount of any previously held interests, and (c) the fair value of the newly consolidated liabilities and noncontrolling interests over (1) the fair value of the newly consolidated identifiable assets and (2) the reported amount of identifiable assets transferred by the primary beneficiary to the variable interest entity shall be reported in the period in which the enterprise becomes the primary beneficiary as: a. Goodwill, if the variable interest entity is a business b. An extraordinary loss, if the variable interest entity is not a business.

ACCOUNTING AFTER INITIAL MEASUREMENT OF VIE - Subsequent accounting for the assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

•	carrying amounts of the VIE are consolidated into the financial statements of PacificNet as the primary beneficiary (referred as "Primary Beneficiary" or "PB");

•	inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety; and

•	because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

PRC laws and regulations restrict us, as a foreign entity, from having a direct controlling interest in entities such as Guangzhou Dianxun Co., Ltd.(Dianxun-DE) and Guangzhou Sunroom Information Industry Co., Ltd.(Sunroom-DE) that hold operating licenses to engage in domestic telecom value-added services and online ecommerce in China. As a result, we conduct substantially all of our operations through Guangzhou Clickcom Digit-net Science(WOFE) and Technology Ltd. and Guangzhou 3G Information Technology Co., Ltd.(WOFE) We own 51% of the shares in each of the WOFEs and each WOFE signed Consulting and Services Agreements with Dianxun-DE and Sunroom-DE (the entities that actually carry out the operating activities). These agreements provide that all of the DE profits will flow through to the respective WOFEs. Pursuant to these agreements, the Company guarantees any obligations undertaken by these companies under their contractual agreements with third parties, and the Company is entitled to receive service fees in an amount equal to 51% of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in the WOFEs.

The operations of DEs are managed by their original management teams, however, the Company has the power to appoint or change directors and senior management because it indirectly ultimately controls the voting power of the shareholders of each DE through the Power of Attorney given to PacificNet's President according to the operating agreements between the DEs and WOFEs. Pursuant to the Consulting and Service Agreements signed between each WOFE and their respective DE, the WOFE ("Party A") agrees to be the exclusive provider of telecom consulting services to the DE ("Party B"). During the term of the agreement, Party B shall not accept technical and consulting services provided by any third party. Party B agrees to pay a fee to Party A equal to 100% of its monthly net income for the services provided. Payment of the service fees has been secured through a share pledge agreement with the shareholders of each of the DEs, whereby they pledged all of their shares to the respective WOFE. Further, (1) Each of the DEs, by design, is thinly capitalized because a substantial portion of PacificNet's invested amounts or consideration were paid or payable directly to previous owners of Sunroom-DE and Dianxun-DE for entering into the acquisition transactions while none of the investment consideration was injected into the DEs. Therefore, additional funding from PacificNet is needed to support the DEs' business development and working capital. (2) Fees from Service Contracts are substantial, but are not commensurate with the level of service provided by the WOFEs to the DEs. The contractual and funding arrangements with the DEs evidence that PacificNet has closely participated in the majority of the DEs' economics. PacificNet is the primary beneficiary through its WOFE subsidiaries since PacificNet is the only enterprise with a sufficiently large interest in the VIEs. In compliance with PRC's foreign investment restrictions on Internet Content Provider and Value Added Telecom Services Provider's laws and regulations, the Company conducts all of its value-added services for telecom in China via the following significant domestic VIEs below. The respective management agreements between the VIE's and WOFE's create a variable interest and accordingly, these two Vies are consolidated as VIE through their respective WOFEs from the date of acquisition.

The following is a summary of all the VIEs of the Company:

•
GuangZhou DianXun Company Limited (the "Dianxun-VIE"), a China company controlled through business agreement. Through Dianxun-VIE, a variable interest entity, PacificNet is able to provide indirectly to China's telecom operators, a wide variety of wireless Internet services for mobile phones, such as SMS, Wireless Application Protocol, or WAP, which allows users to access information instantly via handheld wireless devices, and Java mobile applications. The business of the VIE is managed by their original management teams. Clickcom VIE is owned by Zhang Ming, CEO 60%, Lai Jinnan, COO 30%, Liu Dong, CTO 10% of the Company. The adjusted registered capital of the VIE is $125,000 (the original registered capital of Dianxun-VIE was approx. US$1.25m but was adjusted down to reflect the fair value of NAV at time of acquisition. (See Note 5) . The VIE's board of directors has the power to appoint the General Manager of the VIE who in turn has the power to appoint other members of the management. PacificNet does not directly participate in the daily operation of the VIE. It however has the power to change the management, if needed, because PacificNet is directly or indirectly controlling the board of this VIE. As at the December 31, 2005, Dianxun-VIE's revenues and net earnings accounted for approximately 1.5% and 5.6% of our consolidated revenues and net earnings before minority interests respectively.

•
Guangzhou Sunroom Information Industrial Co., Ltd. ("Sunroom-VIE"), a PRC registered domestic enterprise, controlled by PacificNet through a series of contractual agreements. It is responsible for VAS in China under its ICP and VAS licenses. It is 31% owned by Mr. Wang Yongchao (CEO), 41.4% owned by Mr. Liao Mengjiang (COO) and 27.6% owned by non-participating shareholder, Mr. Sun Zhengquan. The registered capital of the VIE Company is $4.0 million. Sunroom-VIE is required to transfer their ownership in these entities to our subsidiaries when permitted by PRC laws and regulations and all voting rights are assigned to us. As of December 31, 2005, Sunroom-VIE's revenues and net loss accounted for approximately 11% and -1.2% of our consolidated revenues and net earnings before minority interests, respectively.

The initial capital investments in these VIEs were not funded by us but we have provided loans to these VIEs to fund their R&D and expansion plans. As of December 31, 2005, the amount of loans to Clickcom VIE and Sunroom VIE were approximately US$256,000 (low interest at 2%) and US$250,000 (interest free) respectively. None of the VIEs' assets were collateralized for our loans. Given the fact that we do not have direct ownership interests in these VIEs, the creditors of these VIEs will not have recourse to the general credit of our group being the primary beneficiary.

Under various contractual agreements, employee shareholders of the VIEs are required to transfer their ownership in these entities to our subsidiaries in China when permitted by PRC laws and regulations or to our designees at any time for the amount of the outstanding loans. All voting rights of the VIEs are then assigned to us. We have the power to appoint all directors and senior management personnel of the VIEs. Through our wholly owned subsidiaries in China, we have also entered into exclusive technical agreements and other service agreements with the VIEs, under which these subsidiaries provide technical services.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets and liabilities the Company acquired based on their fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based on valuations using management's estimates and assumptions including its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

GOODWILL AND PURCHASED INTANGIBLE ASSETS (CORRECTION OF AN ERROR)

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company's acquisitions of interests in its subsidiaries and VIEs. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets ("SFAS 142")," goodwill is no longer amortized, but tested for impairment upon first adoption and annually, thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company assesses goodwill for impairment periodically in accordance with SFAS 142.

The Company applies the criteria specified in SFAS No. 141, "Business Combinations" to determine whether an intangible asset should be recognized separately from goodwill. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Per SFAS 142, intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Intangible assets, such as purchased technology, trademark, customer list, user base and non-compete agreements, arising from the acquisitions of subsidiaries and variable interest entities are recognized and measured at fair value upon acquisition. Intangible assets are amortized over their estimated useful lives from one to ten years. The Company reviews the amortization methods and estimated useful lives of intangible assets at least annually or when events or changes in circumstances indicate that it might be impaired. The recoverability of an intangible asset to be held and used is evaluated by comparing the carrying amount of the intangible asset to its future net undiscounted cash flows. If the intangible asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset, calculated using a discounted future cash flow analysis. The Company uses estimates and judgments in its impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

We currently have seven reporting units: Lion Zone, Linkhead, EPRO, Shanghai Classic, Smartime/Soluteck, Clickcom-WOFE, and Guangzhou 3G-WOFE for the purpose of goodwill assessment. We determined our reporting units if the entity constituted a business, financial information was available, and segment management can regularly review the operating results of that component. Excluding investment holding vehicles and self-developed units, reporting units only include those operating units that PacificNet holds 50% or more through acquisition and maintain effective control. Units such as PacificNet Solution, PacificNet Limited, and PacificNet Communication are 100% owned by PacificNet through self development and not through acquisition. Therefore, there is no goodwill allocation to these self-developed units.

We allocated goodwill amongst the reporting units based on the consideration paid in shares and cash minus the proportional share of the fair value of net assets and liabilities at the time of acquisition specific to each reporting unit. The fair value of each reporting unit represents the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties in an open marketplace. At the time of acquisition, the fair value of assets and liabilities was determined based on book value minus any potential write-down, if any, to reflect the fair value of the assets and liabilities acquired in the transaction. The Company has one class of goodwill arising from business combination resulting from the acquisitions of our subsidiaries. Goodwill has been revised to reflect certain expenses that should have been written off prior to certain acquisitions, not subsequent to the acquisitions, to better reflect the assets acquired and liabilities assumed in certain business combinations during 2003 in accordance with SFAS No. 141, “Business Combinations”. Originally, the Company had acquired certain intangible assets such as research and development costs and related party receivables that were considered as part of the purchase price allocation, then subsequently expensed them at year end. As of and for the year ended December 31, 2003, the correction of the error resolved in an approximate $597,000 increase in goodwill with an offsetting decrease in net loss, accumulated deficit, and total stockholders’ equity. Net loss per share decreased from $0.36 to $0.24. Notes 4, 15 and Note 16 have been revised to reflect the corresponding correction of an error.

The total carrying amount of goodwill recorded on the balance sheets at December 31, 2005 is $14,824,000 and the changes in the carrying amount of goodwill for the following reporting periods are summarized below:

(US$000s)	Group 1. Outsourcing Services Products	Group 2. Value-Added Services	Group 3. Distribution of Communications	Total
Balance as of December 31, 2002	-	-	-	-
Goodwill acquired during the year	960	57	-	1,017
Impairment losses	--	--	--	--
Goodwill written off related to sale of business unit	--	--	--	--
Balance as of December 31, 2003	$960	$57	$--	$1,017
Goodwill acquired during the year	2,976	4,416	1,100	8,492
Impairment losses	--	--	--	--
Goodwill written off related to sale of business unit	--	--	--	--
Balance as of December 31, 2004	3,936	4,473	1,100	9,509
Goodwill acquired during the year	--	5,315	--	5,315
Impairment losses	--	--	--	--
Goodwill written off related to sale of business unit	--	--	--	--
Balance as of December 31, 2005	$3,936	$9,788	$1,100	$14,824

The Company assesses the need to record impairment losses on our goodwill assets at least annually or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The assessment includes using a combination of qualitative and quantitative analyses such as DCF/PE multiples based on 5 year profit forecasts, and published comparables, where applicable. The Company concluded that there have been no material adverse changes on the operating environments during the reporting periods that would have otherwise affected the carrying value of the goodwill. In addition, there has been no disposal of any reporting subsidiaries and, as a result, no gain or loss is recognized during those reporting periods.

The following table summarizes goodwill from the Company's acquisitions:

(USD000s)	December 31, 2005	December 31, 2004	December 31, 2003
Epro	$3,703	$3,703	$960
Linkhead	4,473	4,473	57
Shanghai Classic (Yueshen)	1,100	1,100	-
Smartime (Soluteck)	233	233	-
Clickcom	391	-	-
GZ3G (Sunroom)	4,042	-	-
Lion Zone (ChinaGoHi)	882	-	-
Total	$14,824	$9,509	$1,017

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically assesses the need to record impairment losses on long-lived assets, such as property, plant and equipment, and purchased intangible assets, used in operations and its investments when indicators of impairment are present indicating the carrying value may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. All goodwill will no longer be amortized and potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated using the specific guidance provided by SFAS No. 142 and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

This impairment analysis is performed at least annually. For investments in affiliated companies that are not majority-owned or controlled, indicators or value generally include revenue growth, operating results, cash flows and other measures. Management then determines whether there has been a permanent impairment of value based upon events and circumstances that have occurred since acquisition. It is reasonably possible that the impairment factors evaluated by management will change in subsequent periods, given that the Company operates in a volatile environment. This could result in material impairment charges in future periods.

INVESTMENTS IN AFFILIATED COMPANIES

The Company's investments in affiliated companies for which its ownership exceeds 20%, but is not majority-owned or controlled, are accounted for using the equity method. The Company's investments in affiliated companies for which its ownership is less than 20% are accounted for using the cost method.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) consists of net earnings and other gains (losses) affecting stockholders' equity that, under generally accepted accounting principles are excluded from net earnings in accordance with Statement of Financial Accounting Standards ("SFAS") 130, Reporting Comprehensive Income.

REVENUE RECOGNITION

Revenues are derived from the following categories as classified by our operating segments (see Note 15): (1) outsourcing services including Business Process Outsourcing (BPO), call center, IT Outsourcing (ITO) and software development services; (2) Value-Added Telecom Services (VAS) including Content Providing (CP), Interactive Voice Response (IVR), Platform Providing (PP) and Service Providing (SP); and (3) Communication Products Distribution Services, including calling cards, GSM/ CDMA/ XiaoLingTong products, and multimedia self-service kiosks.

Revenues from outsourcing services are recognized when the services are rendered. Revenues from license agreements are recognized when a signed non-cancelable software license exists, delivery has occurred, the Company's fee is fixed or determinable, and collectibility is probable at the date of sale. Revenues from software development services are recognized when the customer accepts the installation and no significant modification or customization work is involved, in accordance with SOP 97-2 "Software Revenue Recognition." Revenues from support services such as consulting, implementation and training services are recognized when the services are performed, collectibility is probable and such revenues are contractually nonrefundable.

Revenues from value-added telecom services are derived principally from providing mobile phone users with short messaging service ("SMS"), multimedia messaging service ("MMS"), color ring back tone ("CRBT"), wireless application protocol ("WAP") and interactive voice response system ("IVR"). These services include news and other content subscriptions, mobile dating service, picture and logo download, ring tones, ring back tones, mobile games, chat rooms and access to music files. These revenues from are charged on a monthly or per-usage basis and are recognized in the period in which the service is performed, provided that no significant Company obligations remain, collection of the receivables is reasonably assured and the amounts can be accurately estimated. In accordance with EITF No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent," revenues are recorded on a gross basis when the Company is considered the primary obligor to the VAS users. Under the gross method, the amounts billed to VAS users are recognized as revenues and the fees charged or retained by the third-party operators are recognized as cost of revenues.

Revenues from the sale of products and systems are recognized when the product and system is completed, shipped, and the risks and rewards of ownership have transferred.

Revenues from the distribution of all types of calling cards and product sales is recognized in accordance with EITF No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent," where revenues are recorded on a gross basis when the Company is considered the primary obligor to the users, maintains an inventory of products before the products are ordered by customers, has latitude in establishing the pricing power of products, is subject to physical inventory loss risk, and has credit risk as it is responsible for collecting the sales price from the customer and is responsible for paying the supplier regardless of whether or not the sales price is fully collectible.

The effect of post-shipment/delivery obligations, such as customer acceptance, product returns, etc. on our revenue recognition policy is as follows: (a) there is no effect on outsourcing services as revenue is recognized as the services are performed; however product sale revenue is recognized when contracts are approximately 80% completed for revenue recognition and fully when the customer signs the UAT, (i.e., "User Acceptance Form"); (b) there is no effect on value-added services revenue as the product sales mainly involve IVR hardware that are from mature and stable products of multi-national vendors and there have been minimal returns historically; and (c) there is no effect on communication products distribution since the transactions are conducted on cash basis and revenue is recognized at the time the sale is transacted.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company presents accounts receivable, net of allowances for doubtful accounts and returns. The allowances are calculated based on a detailed review of certain individual customer accounts, historical rates and an estimate of the overall economic conditions affecting the Company's customer base. The Company frequently monitors its customers' financial condition and credit worthiness and only sells products, licenses or services to customers where, at the time of the sale, collection is reasonably assured. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company also records reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted. Allowance for doubtful accounts at December 31, 2005 was approximately $5,000 (2004: $0).

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term, ranging from three to five years. Significant improvements and betterments are capitalized. Routine repairs and maintenance are expensed when incurred. When property and equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

INVENTORIES

Inventories consist of finished goods and are stated at the lower of cost or market value. Cost is computed using the first-in, first-out method and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Market value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or management estimates based on prevailing market conditions. The inventories consist of finished goods and represent telecommunication products such as mobile phone, rechargeable phone cards, smart chip, and interactive voice response cards.

INCOME TAXES

Income taxes are accounted for using an asset and liability approach, which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence assessed using the criteria in SFAS No. 109, "Accounting for Income Taxes," will not more-likely-than-not be realized.

The Company records a valuation allowance for deferred tax assets, if any, based on estimates of its future taxable income as well as its tax planning strategies when it is more likely than not that a portion or all of its deferred tax assets will not be realized. If the Company is able to utilize more of its deferred tax assets than the net amount previously recorded when unanticipated events occur, an adjustment to deferred tax assets would be reflected in income when those events occur.

RESEARCH AND DEVELOPMENT COSTS AND CAPITALIZED SOFTWARE COSTS

Expenditures related to the research and development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred, unless they are required to be capitalized. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a detailed program design or working model of the product, and ending when a product is available for release to customers. For the years ended December 31, 2005 and 2004, the Company did not capitalize any costs related to the purchase of software and related technologies and content. Research and development costs charged to operations for 2005, 2004 and 2003 were approximately $182,400, $161,000, and $0, respectively.

EARNINGS PER SHARE (EPS)

Basic and diluted earnings or loss per share (EPS) amounts in the financial statements are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income/loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Dilutive earnings per share for 2005 exclude the potential dilutive effect of 473,456 warrants because their impact would be anti-dilutive based on current market prices. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

The reconciliation of the numerators and denominators of the basic and diluted EPS calculations was as follows for the years ended December 31:

	FY2005	FY 2004	FY 2003
Numerator: earnings	$2,489	$774	($1,281)
Denominator:
Weighted-average shares used to compute basic EPS	10,154,271	7,268,374	5,234,744
Dilutive potential from assumed exercise of stock options	489,552	157,585	-
Dilutive potential from assumed exercise of stock warrants	57,388	816,037	-
Weighted-average shares used to compute diluted EPS	10,701,211	8,241,996	5,234,744
Basic earnings per common share:	$0.25	$0.11	($0.24)
Diluted earnings per common share:	$0.23	$0.09	($0.23)

STOCK-BASED COMPENSATION PLANS

The Company has adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS No. 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no accounting recognition is given to stock option granted at fair market value until they are exercised. Upon exercise, net proceeds including tax benefits realized, are credited to equity. Details regarding a description and status of the Company's stock option plans can be found in Note 12.

The Company's net earnings (loss) and net earnings (loss) per common share would have changed to the pro forma amounts indicated below if compensation cost for the Company's stock option had been determined based on fair value at the grant date for awards in accordance with SFAS No. 123, (in thousands, except per share amounts):

	FY2005	FY2004	FY2003
Net earnings/ (loss):
As reported	$2,489	$774	$(1,281)
Stock-based compensation cost, net of tax	(3,300)	(1,188)	(2,090)
Pro forma	(811)	(414)	(3,371)
Basic earnings/ (loss) per share:
As reported	$0.25	$0.11	$(0.24)
Pro forma	$(0.08)	$(0.06)	$(0.64)
Diluted profit/ (loss) per share:
As reported	$0.23	$0.09	$(0.24)
Pro forma	$(0.08)	$(0.05)	$(0.64)

The fair value of options granted during 2005, 2004, and 2003 was approximately $4.82, $1.88, and $2.17, respectively, per option respectively based on the Black-Scholes option pricing model using valuation assumptions of: a) average remaining contractual life of four, two, and three years; b) expected volatility of 43.18%, 153.68%, and 129.8%, c) dividend yield of 0% for all years; and d) a risk free interest rate of 5%, 3%, and 2.5%.

ADVERTISING EXPENSES

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred and classify these costs under selling, general and administrative expenses, which amounted to $150,047, $9,908, and $9,114 for the years ended December 31, 2005, 2004, and 2003, respectively.

CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the PacificNet's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement. Highly liquid investments with original maturities of three months or less are considered cash equivalents.

RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities including such person's immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. (See Note 12)

RECLASSIFICATION

Certain prior period amounts have been reclassified to conform to the current year presentation. These changes had no effect on previously reported results of operations or total stockholders' equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than a forced liquidation. Cash and cash equivalents, accounts receivable and payable, accrued expenses and other current liabilities are reported on the consolidated balance sheets at carrying value which approximates fair value due to the short-term maturities of these instruments. The Company does not have any off balance sheet financial instruments.

CONCENTRATION OF CREDIT RISK

CASH HELD IN BANKS. For those financial institutions that the Company maintains cash balances in the United States, the amounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

GEOGRAPHIC RISK. All of the Company's revenues are derived in Asia and Greater China and its operations are governed by Chinese laws and regulations. The operations in China are carried out by the subsidiaries and VIEs. If the Company was unable to derive any revenue from Asia and Greater China, it would have a significant, financially disruptive effect on the normal operations of the Company.

SIGNIFICANT RELATIONSHIPS. A. substantial portion of the operations of the Company's VIEs (Dianxun-DE and Sunroom-DE) business operations depend on mobile telecommunications operators (operators) in China and any loss or deterioration of such relationship may result in severe disruptions to their business operations and the loss of a significant portion of the Company's revenue. The VIEs rely entirely on the networks and gateways of these operators to provide its wireless value-added services. Specifically these operators are the only entities in China that have platforms for wireless value-added services. The Company's agreements with these operators are generally for a period of less than one year and generally do not have automatic renewal provisions. If neither of them is willing to continue to cooperate with the Company, it would severely affect the Company's ability to conduct its existing wireless value-added services business.

MARKETABLE EQUITY SECURITIES

Marketable equity securities are classified as available-for-sale and are recorded at fair value in other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Realized gains or losses are charged to the income statement during the period in which the gain or loss is realized. Investments classified as available-for-sale securities include marketable equity securities of Unit Trust Funds and are based primarily on quoted market prices at December 31, 2005. The component costs of these securities are summarized as follows: cost of $567,000, gross unrealized losses of $28,000 and estimated fair value of $539,000. The acquisition of marketable securities and unrealized losses on marketable equity securities are recorded on consolidated statements of cash flows.

FOREIGN CURRENCY

The Company's reporting currency is the U.S. dollar. The Company's operations in China and Hong Kong use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenue and expenses. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions are included in General and Administrative Expenses an amount of US$76,000. During the year ended December 31, 2005, the foreign currency translation adjustments to the Company's comprehensive income was $271,000 and the currency translation gain was approximately $29,000, primarily as a result of the Chinese Renminbi appreciating against the U.S. dollar.

SEGMENT INFORMATION

The Company determines and classified its operating segments in accordance with SFAS No. 131 "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" based on the following considerations: (a) each of the Company's operating segments is a discrete business unit that earns revenues and incurs expenses; (b) the operating results are regularly reviewed by PacificNet's chief operating decision makers for the purposes of fine-tuning its strategies going forward, making resource allocation decisions such as whether further working capital advances are required and assessing individual performance; and (c) discrete financial information for each subsidiary within each operating segment is available. The chief operating decision makers are the Company's President and CEO and its Chairman, and their decisions are based on discussions with each segment's senior management and financial controllers regarding non-financial indicators such as customer satisfaction, loyalty and new marketplace competition as well as financial indicators such as internally generated financial statements, to assess overall financial performance.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued the following recent accounting pronouncements:

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections". SFAS No. 154 replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The adoption of SFAS No. 154 did impact the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004) "Share-Based Payment" which amends FASB Statement No. 123 and will be effective for public companies (small business issuers) for interim or annual periods beginning after December 15, 2005. SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The Company adopted the new standard as of January 1, 2006. Based on the Company's evaluation of the adoption of the new standard, the Company believes that it could have a significant impact to the Company's financial position and overall results of operations depending on the number of stock options granted in a given year.

2. BUSINESS ACQUISITIONS

PacificNet acquired various entities in accordance with the Company's strategy to grow via mergers and acquisitions. The entities acquired met various PacificNet acquisition criteria, which include reasonable expectations for positive earnings and cash flow within two years of acquisition and reputation for high quality and performance in the customer relationship management, brand name recognition, and well-established relationships with clients. Several factors contributed to the determination of the negotiated purchase price and deal structure. Among them were the value of assets acquired and liabilities assumed, historical EBITDA and projected EBITDA. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations

A summary of business acquisitions for the periods presented follows:

EPRO TELECOM HOLDINGS LIMITED ("EPRO")

On December 1 2003, the Company acquired 50% of the stock of EPRO Telecom Holdings Limited, which specializes in customer relationship management located in Hong Kong, for total consideration of 3,500,000 payable in cash ($500,000) and the issuance of common stock $3,000,000 (600,000 shares valued at $5.00 per share). Within 90 days of signing the agreement, the Company is required to pay $500,000 and within 30 days the Company is required to deliver 100,000 shares ("deposit shares") of common stock to EPRO as a refundable deposit. As of the date of issuance of these financial statements, the Company has paid the $500,000 and issued the 100,000 deposit shares and 500,000 earnout shares of common stock to EPRO. Additionally, the Company has agreed to issue a maximum of 300,000 bonus shares of common stock per year for achieving net income in excess of $1,000,000 in 2004 and 2005. EPRO is also required to return a portion of the shares equivalent to the dollar amount of the shortfall of net income in years 2004 and 2005. There was no shortfall in 2004.

A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:
Current Assets	$2,519,091
Property Plant and equipment	344,428
Goodwill	3,703,000
Total Assets Acquired	6,566,519
Current Liabilities assumed	2,810,269
Long Term Liabilities assumed	256,250
Net assets acquired	$3,500,000

The following unaudited pro forma results were developed assuming the acquisition of Epro occurred January 1, 2003.

	2004	2003
Revenue		$6,825
Net loss	Fully	(1,107)
	consolidated
Basic loss per share		$(0.21)
Diluted loss per share		$(0.20)

The total amount of goodwill by reportable segment for Business Process Outsourcing at December 31, 2005 was $3,936,000. (See Note 15).

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for the Epro acquisition was based on a management's estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Epro. Accordingly, the operating results of Epro have been consolidated with those of the Company from the date of acquisition, December 1, 2003.

BEIJING LINKHEAD TECHNOLOGIES COMPANY LIMITED ("LINKHEAD")

On December 15, 2003, the Company acquired 51% of the stock of Beijing Linkhead Technologies Company Limited, which specializes in interactive voice response located in PRC, for total consideration of $4,972,500 payable in cash ($222,500) and the issuance of common stock $4,750,000 (950,000 shares valued at $5.00 per share). Within 30 days of signing the agreement, the Company is required to pay $222,500 and to deliver 350,000 shares ("deposit shares") of common stock as a refundable deposit. As of the date of issuance of these financial statements, the Company has paid the $222,500 and issued the 350,000 deposit shares and 600,000 earnout shares of common stock to Linkhead. Additionally, the Company has agreed to issue a maximum of 600,000 bonus shares of common stock for achieving net income in excess of $1,500,000.

A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:
Current Assets	$419,365
Property Plant and equipment	80,135
Goodwill	4,473,000
Total Assets Acquired	4,972,500
Liabilities assumed	--
Net assets acquired	$4,972,500

The following unaudited pro forma results were developed assuming the acquisition of Linkhead occurred January 1, 2003.

	2004	2003
Revenue		$1,217
Net profit /(loss)	Fully consolidated	(1,291)
Basic loss per share		$(0.25)
Diluted loss per share		$(0.24)

The total amount of goodwill by reportable segment Value-Added Services was at December 31, 2005 was $9,788,000 (see Note 15). In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for the Linkhead acquisition was based on management's estimates and its overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Linkhead. Accordingly, the operating results of Linkhead have been consolidated with those of the Company from the date of acquisition, December 15, 2003.

SHANGHAI CLASSIC GROUP LIMITED ("YUESHEN")

On April 12, 2004, the Company, through its subsidiary PacificNet Strategic Investment Holdings Limited, consummated the acquisition of a 100% controlling interest (the "Acquisition") in Shanghai Classic Group Limited, which owns 51% of Guangzhou YueShen TaiYang Technology Limited, a newly formed telecommunication company located and incorporated in the People's Republic of China ("Yueshen"). The Company acquired the 100% controlling interest in Shanghai Classic through the purchase of 85 shares (representing 100% of the issued and outstanding shares, the "Shanghai Shares") of Shanghai Classic Group Limited, which is also the beneficial owner of the 51% controlling interest in Yueshen. The consideration for the Acquisition was an aggregate value of approximately USD$1,196,143, which was paid in cash and shares of common stock of the Company (the "Common Stock"), and a warrant to purchase up to 50,000 shares of Common Stock. The consideration was paid as follows:

(i) approximately USD$616,195 by delivery of 106,240 shares of Common Stock as consideration for the purchase of 51 of the Shanghai Shares from Yan Kuan Li ("Ms. Li") within thirty (30) days of the signing of the agreement for the Acquisition. All of the Common Stock deliverable to Ms. Li is being held in escrow pursuant to the terms of an escrow agreement, which provides that the Common Stock will be released in installments over the twelve month period following the consummation of the Acquisition, provided, that Yueshen attains certain net income milestones during such period. In the event there is a shortfall in the net income during the period Ms. Li shall return to the Company shares of Common Stock equivalent to the dollar amount of such shortfall divided by $5.80;

(ii) approximately USD$338,303 in cash as consideration for the purchase of 34 of the Shanghai Shares from Avatar Trading, Ltd. ("Avatar") within thirty (30) days of the closing of the Acquisition;

(iii) approximately USD$241,645 in cash directly to Yueshen within thirty (30) days of the closing of the Acquisition, as consideration for the purchase of the Yueshen shares by Shanghai Classic; and

(iv) A common stock purchase warrant to purchase 50,000 shares of PacificNet common stock, par value $0.0001 per share. The exercise price under this warrant shall be the 5-Day volume weighted average price of the common stock of PacificNet before the signing date of this Agreement, exercisable within 3 years from the date of issuance. The warrants are considered contingent consideration and have not been valued as the contingency has not been met.(See Note 5)

The cash portion of the purchase price for the Acquisition was paid from working capital of the Company. The value of the common shares issued was determined based on the average market price of PacificNet's common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:
Current Assets	$211,886
Property Plant and equipment	38,917
Goodwill	1,100,585
Total Assets Acquired	1,351,388
Current Liabilities assumed	(155,245)
Net assets acquired	$1,196,143

As of December 31, 2004 and 2005, Goodwill of $1,100,585 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. The total amount of goodwill by reportable segment Communications Distribution Business was $1,100,585 (see Note 15).

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for the Shanghai Classic acquisition was based on management's estimates and its overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Shanghai Classic. Accordingly, the operating results of Shanghai Classic have been consolidated with those of the Company starting April 12, 2004.

UNAUDITED PROFORMA CONSOLIDATED FINANCIAL INFORMATION DISCLOSURE FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31
	2005	2004
	(UN-AUDITED AND IN THOUSANDS OF U.S. DOLLARS)

Revenues	Fully	$12,547
Net earnings attributable to shareholders	consolidated	182
Earnings per share - basic (cents)		0.02
Earnings per share - diluted (cents)	In 2005	0.02

PacificNet included the financial results of the subsidiary in its consolidated 2005 financial results and from the date of the acquisition, April 12, 2004 through December 31, 2004.

PACIFIC SMARTIME SOLUTIONS LIMITED ("SMARTIME")

On September 15, 2004, the Company, through its subsidiary PacificNet Strategic Investment Holdings Limited, consummated the acquisition of a 51% controlling interest (the "Acquisition") in Soluteck Technology (Shenzhen) Company Limited, a corporation incorporated in Shenzhen, China ("Soluteck"). The Company acquired the controlling interest in Soluteck through the purchase of 630 shares (the "Shares") of Pacific Smartime Solutions Limited ("Smartime"), the beneficial owner of an 81% controlling interest in Soluteck, from the shareholders of Smartime. The consideration for the Acquisition was payable as follows:

(i) USD$500,000, payable in shares of common stock of the Company (the "Common Stock"), equivalent to 100,000 restricted shares (the "Shares") of Common Stock, based on a fair market value of $5.00, deliverable within 30 days of signing the Agreement. All of the Shares deliverable to the Shareholders are being held in escrow pursuant to the terms of an escrow agreement, which provides that the Common Stock will be released in installments over the twelve month period ending on September 30, 2005; provided that Soluteck meets certain net income milestones during such period. If at the end of the second twelve month period ending on September 30, 2006, there is a shortfall in Soluteck's net income, the Shareholders shall return to the Company Shares equivalent to the dollar amount of such shortfall divided by $5.00; and

(ii) warrants to purchase up to 50,000 shares of common stock at an exercise price equal to the 5 day volume weighted average price of the Company's common stock before the signing of the Agreement. The warrants are exercisable for a period of 3 years from the date of issuance. The warrants are considered contingent consideration and have not been valued as the contingency has not been met. (See Note 5)

In connection with the Acquisition, the Company's subsidiary has agreed to provide Soluteck with an operating loan of RMB 3,000,000; provided that Soluteck secures certain contracts with Huawei. The loan would mature within 3 years with interest at a rate of 4% per year.

The Shares are restricted shares issued under an exemption from registration of the Securities Act of 1933, as amended. If at the time the Shareholders are eligible to sell the Shares under Rule 144, the fair market value of the Common Stock is less than USD$3.50, the Company shall issue additional shares of Common Stock for an aggregate amount of USD$100,000, up to a maximum of 60,000 shares of Common Stock. If at such time the fair market value of the Common Stock is more than USD$8.00 per share, the Shareholders and the Company will share on an equal basis any excess over USD$8.00 per share.

The value of the common shares issued was determined based on the average market price of PacificNet's common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:
Current Assets	$460,957
Property Plant and equipment	60,505
Intangible Assets	562
Goodwill	233,000
Total Assets Acquired	755,024
Current Liabilities assumed	(255,024)
Net assets acquired	$500,000

As of December 31, 2004 and 2005, goodwill of $233,000 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment for Business Process Outsourcing was $3,543,000 in both years (see Note 15).

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for Smartime acquisition is based on a management's estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Smartime. Accordingly, the operating results of Smartime have been consolidated with those of the Company starting September 15, 2004.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION DISCLOSURE FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	2005	2004
	(UN-AUDITED AND IN THOUSANDS OF U.S. DOLLARS)

Revenues	Fully	$1,830
Operating income
Net earnings attributable to shareholders	Consolidated	$269
Earnings per share - basic (cents)		$0.037
Earnings per share - diluted (cents)	In 2005	$0.037

PacificNet included the financial results of Smartime in its consolidated 2005 financial results and from the date of the purchase, September 15, 2004 through December 31, 2004.

PACIFICNET CLICKOM LIMITED

On December 16, 2004, we entered into an agreement to acquire a controlling interest in Guangzhou Clickcom Digit-net Science and Technology Ltd. ("Clickcom-WOFE") through the purchase of a 51% interest of Clickcom-WOFE's parent company, PacificNet Clickcom Limited, a British Virgin Islands Company ("Clickcom-BVI") from three shareholders, Mr. Jinnan Lai, Mr. Ming Zhang and Mr. Dong Liu who are majority shareholders of GuangZhou DianXun Company Limited ("Dianxun-DE"), a PRC registered Domestic Enterprise (DE) either. The acquisition was completed on March 28, 2005 upon receipt of the required business license and approval from the local government.

The total purchase consideration for 51% of Clickcom is approximately one million, which is payable 30% in cash and 70% in restricted shares of PACT. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net profits, through the issuance of 130,000 restricted shares of common stock of PacificNet. As of December 31, 2005, cash consideration of $267,826 and stock consideration of $260,000, representing 52,000 restricted shares of PACT common stock valued at $5.00 per share, was recorded as the cost of the acquisition. Total unearned purchase consideration in the form of common stock to be distributed based on the achievement of earnings was 78,000 restricted shares (see Note 12). PacificNet will also issue warrants to purchase 50,000 shares of PacificNet's common stock. The warrants are considered contingent consideration and have not been valued as the contingency has not been met. (See Note 5)

The cash portion of the purchase price for the Acquisition was paid from working capital of the Company. The value of the common shares issued was determined based on the average market price of PacificNet's common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:
Current Assets	$136,474
Goodwill	391,352
Total Assets Acquired	527,826
Liabilities assumed	-
Net assets acquired	$527,826

At December 31, 2005, goodwill of $391,352 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment for VAS Business was $9,788,000 in the same year (see Note 15).

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for the Clickcom acquisition was based on a management's estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Clickcom. Accordingly, the operating results of Clickcom have been consolidated with those of the Company starting March 28, 2005. Pursuant to SFAS 141 "Business Combinations", the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$600,000 for 12 months ended December 31, 2005 is available. Accordingly, the contingent consideration of 78,000 restricted shares has not been reflected in the consolidated financial statements of the Company as of December 31, 2005 due to the performance target not being met.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION DISCLOSURE FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31
	2005	2004
	(UN-AUDITED AND IN THOUSANDS OF U.S. DOLLARS)
Revenues	$44,481	$29,878
Operating income	$4,737	$1,958
Net profit	$2,620	$784
Earnings per share - basic (cents)	$0.26	$0.11
Earnings per share - diluted (cents)	$0.24	$0.10

PacificNet included the financial results of Clickcom in its consolidated 2005 financial results from the date of the purchase, March 28, 2005 through December 31, 2005.

GUANGZHOU 3G INFORMATION TECHNOLOGY CO. LTD

On March 30, 2005 we entered into an agreement to acquire a controlling interest in Guangzhou 3G Information Technology Co. Ltd. ("Guangzhou3G-WOFE"), a PRC registered wholly owned foreign enterprise (WOFE), through the purchase of a 51% interest of Guangzhou 3G's parent company, Pacific 3G Information & Technology Co. Limited, a British Virgin Islands Company ("Guangzhou3G-BVI") from three shareholders, ASIAFAME INTERNATIONAL LIMITED, STARGAIN INTERNATIONAL LIMITED, and TRILOGIC INVESTMENTS LIMITED. All of above three shareholders are incorporated in BVI. Guangzhou3G-WOFE conducts it VAS operations with Guangzhou Sunroom Information Industrial Co., Ltd. ("Sunroom-DE"), a PRC registered Domestic Enterprise (DE), through a series of contractual agreements.

The details of the acquisition are as follows:

The purchase price for 51% controlling interest is approximately $5.9 million which is payable 29% in cash and 71% in restricted shares of PacificNet. The purchase price includes $500,000 cash payable to Guangzhou 3G, and the remaining amount payable to the selling shareholders through the issuance of 522,750 restricted shares of common stock of PacificNet plus $1.18 million cash payable to the sellers upon achievement by Guangzhou 3G of certain quarterly earn-out targets based on net profits. As of December 31, 2005, cash consideration of $1,683,000 and stock consideration of $2,611,200, representing 326,400 restricted shares of PACT common stock valued at $8.00 per share, was recorded as the cost of the acquisition. Total unearned purchase consideration in the form of common stock to be distributed based on the achievement of earnings was 196,350 restricted shares (see Note 12). PacificNet also issue warrants to purchase 100,000 shares of PacificNet's common stock. The warrants have never been issued since it is contingent upon a certain earning milestone which has not been met.
The cash portion of the purchase consideration was paid from working capital of the Company. The value of the common shares issued was determined based on the average market price of PacificNet's common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities for Guangzhou 3G WOFE assumed in the acquisition follows:

Estimated fair values:
Current Assets	$253,000
Goodwill	4,041,200
Total Assets Acquired	4,294,200
Liabilities assumed	--
Net assets acquired	$4,294,200

At December 31, 2005, goodwill of $4,041,200 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment for VAS Business was $9,788,000. (See Note 15).

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for Guangzhou3G acquisition is based on a management's estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over Guangzhou3G. Accordingly, the operating results of Guangzhou 3G have been consolidated with those of the Company starting March 30, 2005. Pursuant to SFAS 141 "Business Combinations", the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$2,000,000 for the 12 months ended December 31, 2005 is available. Accordingly, the contingent consideration of 196,350 shares has not been reflected in the consolidated financial statements of the Company as of December 31, 2005.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION DISCLOSURE FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

GZ3G	Year ended December 31
	2005	2004
	(UN-AUDITED AND IN THOUSANDS OF U.S. DOLLARS)
Revenues	$45,312	$32,690
Operating income	$4,910	$1,374
Net profit	$2,734	$458
Earnings per share - basic (cents)	$0.27	$0.06
Earnings per share - diluted (cents)	$0.26	$0.06

PacificNet included the financial results of 3G in its consolidated 2005 financial results from the date of the purchase, March 30, 2005 through December 31, 2005.

SHENZHEN GUHAIGUANCHAO INVESTMENT CONSULTANT COMPANY LIMITED ("CHINAGOHI")

On December 19, 2005, we closed an agreement to purchase a 51% interest in Shenzhen GuHaiGuanChao Investment Consultant Company Limited ("ChinaGoHi"), a wholly owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China. On October 3, 2005 we announced that we had signed an agreement dated as of September 30, 2005 to acquire 51% of the outstanding shares of ChinaGoHi from Hitching International Corporation ("HIC"), the former majority owner of ChinaGoHi to be closed upon the completion of due diligence and the approval of the WOFE structure by China's Industry and Commerce Department.

As a result of the due diligence process and receipt of the Chinese government's WOFE approval, we and HIC agreed to amend the Sale and Purchase Agreement and entered into a Supplementary Agreement dated as of December 1, 2005 (the "Supplementary Sale and Purchase Agreement") and permitted us to have direct ownership of ChinaGoHi through the acquisition of 51% of the outstanding shares from Lion Zone Holdings Limited instead of HIC.

We agreed to purchase 12,850 existing ordinary shares (the "Sale Shares") of ChinaGoHi from Lion Zone Holdings Limited (the "Seller") and to subscribe 5,000 newly issued ordinary shares (the "Subscription Shares") from the Seller, which together with the Sale Shares, being 17,850 or 51% of the 35,000 entire outstanding shares of ChinaGoHi. The purchase price for 51% of the outstanding shares of ChinaGoHi is an aggregate of US$10.2 million: US$2.1 million payable in cash to the Seller and US$6.6 million in shares (approximately 825,000 shares) of our common stock valued at $8 per share. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net profits, through the issuance of our 825,000 shares. In addition, we has agreed to issue our restricted shares, a number to be based on 51% of the net cash divided by the 60-day volume weighted average price of PacificNet, upon auditor's certification of ChinaGoHi's US$7 million accumulated net cash profit for the fiscal years ended 2003, 2004 and 2005 (subject to completion of 2005 annual USGAAP audit).

The cash portion of the acquisition consideration was for the working capital of the Company. The value of the common shares issued was determined based on the average market price of PacificNet's common shares over a reasonable period before and after the terms of the acquisition were agreed to and announced.

A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values:
Current Assets	$4,785,924
Property Plant and equipment	157,376
Goodwill	881,681
Total Assets Acquired	$5,824,981
Current Liabilities assumed	(2,449,981)
Long Term Liabilities assumed	--
Net assets acquired	$3,375,000

As of December 31, 2005, the total amount of cash and stock consideration was $2,275,000 and $1,100,000 respectively.

At December 31, 2005, goodwill of $881,681 represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes and the total amount of goodwill by reportable segment for VAS Business was $9,584,000 (see Note 15).

In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually. The purchase price allocation for ChinaGohi acquisition is based on management's estimates and overall industry experience. Immediately after the signing of the definitive agreement, the Company obtained effective control over ChinaGohi. Accordingly, the operating results of ChinaGohi have been consolidated with those of the Company starting December 19, 2005. Pursuant to SFAS 141 "Business Combinations", the earn-out consideration is considered contingent consideration, which will not become certain until the audited combined after-tax profit of US$4,500,000 for 15 months ending December 31, 2006 is available. Accordingly, the contingent consideration of 687,500 restricted shares and cash of US$1,325,000 have not been reflected in the consolidated financial statements of the Company as of December 31, 2005.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION DISCLOSURE FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004.

The following un-audited pro forma consolidated financial information for the years ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisition occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31
	2005	2004
	(UN-AUDITED AND IN THOUSANDS OF U.S. DOLLARS)
Revenues	$55,209	$39,164
Operating income	$7,332	$4,267
Net profit	$3,354	$1,688
Earnings per share - basic (cents)	$0.33	$0.23
Earnings per share - basic (cents)	$0.31	$0.20

PacificNet included the financial results of Lion Zone in its consolidated 2005 financial results from the date of the purchase, December 19, 2005 through December 31, 2005.

3. INVESTMENT IN AFFILIATED COMPANIES

Investments in affiliated companies consist of the following as of December 31, 2005 (in thousands):

	COLLATERAL/OWNERSHIP % AND BUSINESS DESCRIPTION
	AMOUNT		DESCRIPTION

INVESTMENTS IN AFFILIATED COMPANIES:	12/31/05	12/31/04
Take1 (Cheer Era Limited) [1]	$ 386	$1,063	20% (2004:30%) ownership interest; trader of vending machine located in Hong Kong
Xmedia Holdings Inc	95	95	25% ownership; provides new media business development and marketing to advertisers.
Less: Provision for Impairment	(95)	(95)
Total	$ 386	$1,063

TAKE 1 TECHNOLOGIES GROUP LIMITED (FORMERLY KNOWN AS: CHEER ERA LIMITED "CHEERERA")

The investment in 30% of Take 1 Technologies Group Limited ("Take 1"), a trader of vending machine located in Hong Kong, was originally made in April 2004 with details as follows:

In April 2004 the Company, through its subsidiary PacificNet Strategic Investment Holdings Limited, acquired 30% equity interest in Take 1. The aggregate consideration was $1,156,812, of which $385,604 was paid in cash and $771,208 was paid in 149,459 PacificNet shares at $5.16, and warrants within a duration of three years to purchase up to 80,000 PacificNet shares at 5-Day volume weighted average price immediately prior to the transaction. The warrants have been cancelled in the year 2005 because the warranted profit was not met. (See Note 5).

In 2005 both the Company and Take 1 have mutually agreed to a change to the original investment structure pursuant to the Securities Repurchase Agreements entered. Summarized below are the effects of these repurchase arrangements:

(i)	PacificNet 's interest in Take 1 was reduced to 20% in the year 2005 from 30% in the prior year;

(ii)	PacificNet repurchased 149,459 shares in PacificNet previously issued to the majority owner of Take 1 at nominal value;

(iii)
In addition to PacificNet 's existing loan of $769,000 (or HKD$6,000,000), PacificNet will advance a new loan of $256,000 (or HKD$2,000,000) to Take 1 (collectively called `Convertible Loan'). The Convertible Loan is guaranteed personally and jointly by the two majority owners of Take 1. The term of the Convertible Loan shall be three years expiring on October 17, 2008 (referred as "Term") with 8% interest per annum or HK Six-Month Prime Rate, whichever is higher; and

(iv)
Conversion terms of the Convertible Loan provide PacificNet an option at any time during the Term to convert in part or in whole of the then outstanding loan principal up toS$1,794,000 (or HKD$8,000,000) into shares of Take 1 to reach 51% ownership of Take 1. The conversion rate will be based on a valuation of SIX (6) times the average annual net profits of 3 years ending December 31, 2007 audited by PacificNet 's auditors.

As a result, the original investment of Take 1 was reduced at cost to $385,604 as of December 31, 2005 due to the PacificNet shares repurchased under item (ii) above. The management intends to cancel these repurchased shares subsequent to the year end. As of December 31, 2005, the outstanding loan amount due to Take 1 was US$769,000.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31 (in thousands):

	2005	2004
Office furniture, fixtures and leasehold improvements	$531	$16
Computers and office equipment	1,054	624
Motor Vehicles	220	69
Software	568	235
Electronic Equipment	3,520	13
Other	77	468
Total Property and Equipment	5,970	1,425
Less Accumulated Depreciation	(1,670)	(307)
Net Property and Equipment	$4,300	$1,118

For the years ended December 31, 2005, 2004, and 2003, the total depreciation and amortization expenses were $1,126,000, (of which $833,000 was included in the cost of revenue), $78,000, and $72,000, respectively.

5. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES -The Company leases warehouse and office space under operating leases for two years with fixed monthly rentals that expire through 2005. None of the leases included contingent rentals. Lease expense charged to operations for 2005, 2004, and 2003 amounted to $653,000, $397,854, and $109,000. Future minimum lease payments under non-cancelable operating leases are 2006: $870,000 and 2007: $806,000.

RESTRICTED CASH - The Company has a $163,000 pledged bank deposit for Epro which represents overdraft protections with certain financial institutions and a fixed deposit of $1,489,000 for Lion Zone utilized to provide guarantee for related party.

BANK LINE OF CREDIT (2005): As of December 31, 2005, the Company utilized $1,060,000 of the banking facility including $945,000 from Epro and $112,000 from Smartime, and the differences of the exchange rate of $3,000. Epro has an overdraft banking facility with certain major financial institutions in the aggregate amount of $1,218,000, which is secured by a pledge of its fixed deposits of $163,000, pursuant to the following terms: interest will be charged at the Hong Kong Prime Rate per annum and payable at the end of each calendar month or the date of settlement, whichever is earlier. For Smartime, there is no due date payment stipulated by Hong Kong Hang Seng Bank because its overdraft banking facility was borrowed directly from one of its directors personal fixed deposit account as a mortgage. The detailed payment period is based on its funding condition.

BANK LINE OF CREDIT (2004): The Company has an overdraft banking facility with certain major bankers in the aggregate amount of $1,309,000, which is secured by a pledge of the Company's fixed deposits in the amount of $212,000, pursuant to the following terms: interest will be charged at the Hong Kong Prime Rate per annum and payable at the end of each calendar month or the date of settlement, which ever is earlier. As of December 31, 2004, the Company utilized $651,000 of the above-mentioned banking facility.

CONTINGENT CONSIDERATION: Warrants have not been included as part of the acquisition price of various S&P Agreements (Note 2) and are no longer considered as part of the purchase consideration due to (i) the ambiguity of the S&P Agreements with respect to the issuance of the warrants and (ii) the lack of actual instruments to transfer the warrants, such as a warrant agreement that is signed and sealed by the Company and property registered at the Company Registrar of securities in Hong Kong, and accordingly, there is no irrevocable obligation by the Company to issue the warrants. Furthermore, the net income milestones were not achieved as required under the S&P Agreements according to Hong Kong law. Based on the opinion of the Company's legal counsel in Hong Kong, the Company does not have an irrevocable obligation to issue the warrants and therefore the warrants are not considered issued and outstanding. The offer to issue the warrants is no longer part of the purchase price in the S&P Agreements due to the failure by the Sellers to satisfy their warranties in the S&P Agreements. Accordingly, the warrants have not been valued.

MINIMUM STATED CAPITAL REQUIREMENTS. Guangzhou Dianxun Co, Limited (DE) ("Dianxun"), a subsidiary of the Group, is carrying on business as a telecommunication value added service provider in the People's Republic of China ("PRC"). Initially, Dianxun obtained a certificate (the "Certificate") from the PRC authority to transact business and according to the PRC Telecommunication Rules, all telecommunication value added service providers can only carry on business if the Certificate is granted and if the Company maintains a minimum capital requirement of at least RMB10,000,000.

In order to satisfy the capital requirement of RMB 10,000,000, the shareholders of Dianxun had contributed relevant asset equivalent to RMB9,000,000 on behalf of Dianxun and such assets were verified by an independent professional accountant. Subsequently, such assets were returned back to the shareholders. In the opinion of the directors, even though the capital requirement is not fulfilled, Dianxun can continue to carry on business. No provision for any loss arising from the consequential actions that may be taken by the authority in the PRC and any potential penalties or claims for the Company not maintaining the minimum stated capital requirements of the PRC have been made in these financial statements.

Dianxun's contribution to consolidated revenues and net profit for 2005 was approximately 1.5% and 5.6%, respectively. Upon demand by the PRC authorities, PacificNet has agreed to loan Clickcom the remaining balance of the registration capital to provide the stated capital in accordance with PRC laws.

6. OTHER CURRENT ASSETS

Other current assets is represented in the Consolidated Balance Sheets and includes the following at December 31 (in thousands):

	2005	2004
Deposit	$707	$870
Prepayment	1,294	354
Other receivables	5,972	3,101
Total	$7,973	$4,325

7. BANK LOANS

Bank loans represent the following at December 31 (in thousands):

	2005	2004
Secured [1]	$108	$860
Unsecured	86	536
Less: current portion	(188)	(1,327)
Non current portion	$6	$69

Bank Loans are generated by one of the Company's subsidiaries, PacificNet Epro Holdings Limited, a company incorporated in the Hong Kong Special Administrative Region of the PRC, primarily engaged in the business of providing call center and customer relationship management (CRM) services as well as other business outsourcing services. The loans were secured by the following: joint and several personal guarantees executed by certain directors of the subsidiary of the Company; corporate guarantee executed by a subsidiary of the Company; second legal charge over a property owned by a subsidiary of the Company; and pledged bank deposits of $163,000 (2004: $212,000) of a subsidiary of the Company.

Aggregate future maturities of borrowing for the next five years are as follows:

(2006: $188,000 and 2007: $6,000).

8. CAPITAL LEASE OBLIGATIONS

The Company leases various equipments under capital leases expiring in various years through 2005. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lesser of their related lease terms or their estimated productive lives and are secured by the assets themselves. Depreciation of assets under capital leases is included in depreciation expense for 2005 and 2004.

Aggregate minimum future lease payments under capital leases as of December 31, 2005 for each of the next five years are as follows: (2006: $126,000; 2007: $57,000; and 2008: $21,000).

Capital lease obligations represent the following at December 31, 2005 (in thousands):

	2005	2004
Total minimum lease payments	$216	$225
Interest expense relating to future periods	(12)	(16)
Present value of the minimum lease payments	204	209
Less: current portion	(126)	(80)
Non current portion	$78	$129

Following is a summary of fixed assets held under capital leases at December 31 (in thousands):

	2005	2004
Computers and office equipment	$441	$268
Less: accumulated depreciation	(286)	(246)
	$155	$22

9. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31 (in thousands):

	2005	2004
Deposits and advance payments received	$3,312	$31
Payroll payable	713	21
Other	595	76
Total	$4,620	$128

10. SUBSCRIPTION PAYABLE

In December 2005, the Company executed agreements and acquired controlling interests in Shenzhen GuHaiGuanChao Investment Consultant Company Limited ("ChinaGoHi"), a wholly owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China.
According to the agreement for the acquisition of ChinaGoHi, the total purchase consideration at the acquisition date approximated $10,200,000, which included the following:

(1) Cash for original shareholders of ChinaGoHi: $2,100,000 (payable in installments based on the terms and conditions; the payable amount is $775,000 at December 31, 2005);

(2) PACT common stock for original shareholders of ChinaGoHi: $6,600,000 (825,000 x $8 per share); and

(3) Cash for registered capital of ChinaGoHi: $1,500,000.

Accordingly, subscription payable of $775,000 represents the installment payment in cash due under the terms and conditions of the Sale and Purchase Agreement at December 31, 2005. See note 2 for details regarding the acquisitions.

11. SUNDRY INCOME

Sundry income consists of the following on the consolidated income statements (in thousands):

	2005	2004	2003
Consulting service income	$116	$380
Investment income	113	--
Leasehold income	75	--
Software service income	375	--
Others	151	42	54
TOTAL	$830	$422	$54

12. STOCKHOLDERS' EQUITY

a) COMMON STOCK

For the year ended December 31, 2005, the Company had the following equity transactions: (i) 700,000 shares as a result of exercise of stock options and warrants with cash consideration of $1,014,000; (ii) 515,900 shares for acquisition of subsidiaries valued at $3,971,000;(iii) 20,000 shares at $3.10 per share, or $63,000 for investor relations services rendered based on the fair market value of the services rendered; and (iv) cancellation of 149,459 shares with a market value of $771,000 related to affiliated company (see Note 3 for details).

For the year ended December 31, 2004, the Company had the following equity transactions: (i) 352,364 shares as a result of exercise of stock options and warrants with cash consideration of $716,000; (ii) 1,756,240 shares for acquisition of subsidiaries valued at $8,866,000; and (iii) 2,205,697 shares for cash proceeds of $11,773,000 (net of offering costs); and (iv) 149,459 shares with a market value of $771,000 for acquisition of affiliated company (see Note 3 for details).

For the year ended December 31, 2003, the Company had the following equity transactions: (i) 16,725 shares for cash consideration of $27,000 to settle expenses; (ii) 200,000 shares as a result of providing compensation for officer according to the employment contract of $100,000; and (iii) 240,000 shares as a result of the exercise of stock options and warrants for cash consideration of $410,000.

b) STOCK OPTION PLAN

On December 23, 2003, stockholders of the Company adopted an amendment to the Stock Option Plan (the "Plan") to increase the number of shares reserved under the Plan from 1,666,667 to 2,000,000. On December 30, 2004, stockholders of the Company approved the new 2005 Stock Option Plan (the "2005 Option Plan"). The 2005 Option Plan provide for the grant to directors, officers, employees and consultants of the Company (including its subsidiaries) of options to purchase up to an aggregate of 2,000,000 shares of Common Stock. The 2005 Plan is administered by the Board of Directors or a committee of the Board of Directors (in either case, the "Committee"), which has complete discretion to select the optionees and to establish the terms and conditions of each option, subject to the provisions of the 2005 Option Plan. Options granted under the 2005 Plan are "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonqualified options.

The purpose of the Plan is to attract and retain the best available personnel for positions of responsibility and to provide incentives to such personnel to promote the success of the business. The Plan provides for the grant to directors, officers, employees and consultants of the Company (including its subsidiaries) of options to purchase shares of common stock. Options granted under the Plan may be "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. To date, all options granted have been nonqualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock as of the date of grant. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends. Options granted under the Plan fully vest through June 2005.

The status of the Stock Option Plan as of December 31, 2005, is as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
OUTSTANDING, DECEMBER 31, 2002	312,600	$1.13
Granted	963,000	$2.97
Exercised	(350,000)	$1.13
OUTSTANDING, DECEMBER 31, 2003	925,600	$2.87
Granted	600,000	$2.00
Cancelled	(400,000)	$4.25
Exercised	(321,500)	$2.11
OUTSTANDING, DECEMBER 31, 2004	804,100	$1.90
Granted	680,000	$6.57
Cancelled	--	--
Exercised	(100,000)	$1.99
OUTSTANDING, DECEMBER 31, 2005	1,384,100	$3.99

Additional information on options outstanding as of December 31, 2005 is as follows:

	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	AVERAGE REMAINING CONTRACTUAL LIFE
Options outstanding	$3.99	1,384,100	3.50 years
Options exercisable	$2.06	529,000	1.50 years

c) WARRANTS

At December 31, 2005, the Company had outstanding and exercisable warrants to purchase an aggregate of 591,138 shares of common stock. The weighted average remaining life is 3.74 years and the weighted average price per share is $9.50 per share as follows:

Shares of common stock	EXERCISE PRICE PER SHARE	EXPIRATION DATE OF WARRANTS
123,456	$7.15	January 15, 2009
117,682	$3.89	November 15, 2009
350,000	$12.21	December 9, 2009
591,138

The Company believes 330,000 warrants issued in connection with certain acquisition agreements (Note 2) with the following subsidiaries, Yueshen: 50,000, Cheer Era: 80,000, Smartime: 50,000, Clickcom: 50,000, and Guangzhou3G:100,000 are no longer part of the purchase consideration as more fully described in Note 5 and therefore are not considered outstanding.

During 2005, 200,000 unexercised warrants (Excel Harbour warrants) expired, and 600,000 warrants were exercised by Sino Mart Management Ltd, a related party, at an exercise price of $1.45 per share for total proceeds of $870,000. For the year ended December 31, 2004, 30,864 warrants were exercised at an exercise price of $7.15 per share for total proceeds of $220,678.

d) TREASURY STOCK

The following is a summary of the movement of the Company's shares held as treasury stock for the years ended December 31:

	Number of Remarks shares
Balance, December 31, 2002	-
Escrowed shares returned to treasury	800,000
Balance, December 31, 2003	800,000
Repurchase in the open market	36,154
Balance, December 31, 2004	836,154
Repurchase in the open market	2,000
Repurchase of shares from Take 1	149,459	See note 3 to the F/S
Cancellation of former employee shares	45,000
Holdback shares as contingent consideration due to performance targets not yet met	298,550	Including 24,200 shares relating to Yueshen, 196,350 hares to 3G and 78,000 shares to Clickcom
Share consideration for acquisition of ChinaGoHi deemed issued under Sale and Purchase Agreement	(137,500)	Due to share issuance in progress; actual share certificate delivered after the year end
Options exercised but shares deemed issued	(24,000)	Share issuance in progress prior to year end
Balance, December 31, 2005:	1,169,663
Shares outstanding at December 31, 2005	10,831,024
Shares issued at December 31, 2005	12,000,687

13. INCOME TAXES

The Company is registered in the State of Delaware and has operations in primarily three tax jurisdictions - the PRC, Hong Kong and the United States. For operations in the United States of America, Hong Kong and the PRC, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2005. Accordingly, the Company has no net deferred tax assets.

The components of earnings before income taxes are as follows:

	2005	2004	2003
Earnings (loss) subject to PRC	$2,391,000	$1,374,000	$-
Earnings (loss) subject to Hong Kong	1,125,000	388,000	(510,000)
Earnings (loss) subject to United States	(805,000)	(915,000)	(771,000)
Earnings (loss) before taxes	$2,711,000	$847,000	$(1,281,000)

United States of America

As of December 31, 2005, the Company’s subsidiary in the United States of America had approximately $4,900,000 in net operating loss carryforwards available to offset future taxable income. Federal net operating losses can generally be carried forward 20 years. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations when changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of carryforwards could be deferred tax assets for the United States entity at December 31, 2005 consists mainly of net operating loss carryforwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the United States of America as of December 31, 2005 and 2004.

	2005	2004
Net Operating Loss Carryforwards	$1,732,300	1,501,000
Total Deferred Tax Assets	1,732,300	1,501,000
Less: Valuation Allowance	(1,732,300)	1,501,000
Net Deferred Tax Assets	-	-

Hong Kong

As of December 31, 2005, the Company’s Hong Kong subsidiary had net operating loss carryforwards which can be carried forward indefinitely to offset future taxable income. The deferred tax assets for the Hong Kong subsidiary at December 31, 2006 consists mainly of net operating loss carryforwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future. The amounts were immaterial.

China

Pursuant to the PRC Income Tax Laws, the Company’s subsidiaries and VIEs are generally subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Some of these subsidiaries and VIEs are qualified new technology enterprises and under PRC Income Tax Laws, they are subject to preferential tax rates. Additionally, As of December 31, 2005 and 2004, the Company had accumulated net operating loss carryforwards for Chinese tax purposes of approximately $447,000 and $118,500, respectively. Realization of the Chinese tax net operating loss carryforwards is dependent on future profitable operations, as well as a maximum five-year carryforward period. Accordingly, management has recorded a valuation allowance to reduce the deferred tax associated with the net operating loss carryforwards to zero.

The following table sets forth the significant components of the net deferred tax assets for operation in the PRC as of December 31, 2005 and 2004.

	2005	2004
Net Operating Loss Carryforwards	$86,000	20,000
Total Deferred Tax Assets	86,000	20,000
Less: Valuation Allowance	(86,000)	(20,000)
Net Deferred Tax Assets	-	-

Aggregate net deferred tax assets

The following table sets forth the significant components of the aggregate net deferred tax assets of the Company as of December 31, 2005 and 2004:

	2005	2004
Total Deferred Tax Assets	1,818,300	1,521,000
Less: Valuation Allowance	(1,818,300)	(1,521,000)
Net Deferred Tax Assets	-	-

Income tax payable was approximately $296,000 at December 31, 2005 (2004: $10).

14. RELATED PARTY TRANSACTIONS

Employment Agreement

The Company has an employment agreement with its Chief Executive Officer (CEO) and President. The employment agreement with the CEO provides for $100,000 cash compensation plus $60,000 annual share compensation until April 1, 2005. The CEO is also eligible for an annual bonus for each fiscal year of the Company during the term based on performance standards as the Board or compensation committee designates. The CEO is entitled to receive a monthly housing allowance of $2,500, monthly automobile allowance of $500, Tax Preparation expenses of $2,000 per year, and Cash Bonus based on net profit of the Company. During 2004, under the Company's stock option plan, the CEO was granted an option to acquire 65,000 shares at an exercise price per share of $2.00 (at market price) which has not been exercised. During 2004, under the Company's stock option plan, the President was granted an option to acquire 73,000 shares at an exercise price per share of $2.00 (at market price) which has not been exercised.

Lease Agreement

In November 2004, the Company entered a lease agreement with EPRO for rental space in the amount of $1,923 per month. The term of the lease was one year and renewable by either party.

LOAN DUE TO AND FROM RELATED PARTIES

As of December 31, 2005, there was a total loan receivable of approximately. $2,520,000 due from related parties while the loan due to related party was $369,000.

As at the year end, the related party loan receivables included $769,000 due from Take 1, an affiliated company that is 20% owned by PacificNet, $1,751,000 due from shareholder and directors of PacificNet's subsidiaries. The loans receivable from shareholders and directors of PacificNet's subsidiaries comprised of $1,215,000 due from a shareholder of Yueshen, $80,000 due from a shareholder of EPRO, $199,000 due from a director of Soluteck, and $257,000 due from a director of Clickcom. The terms of these three related parties loan receivables and payables are summarized below:

LOAN TO TAKE 1 (CHEER ERA)

Please refer to Note 3 of the Consolidated Financial Statements for detailed discussion on the change of investment structure of this affiliated company which is now 20% owned by PacificNet. As of December 31, 2005, there was a Convertible Loan of $769,000 outstanding from Take 1. The purpose of the Convertible Loan was a working capital loan to finance the expansion of Take 1's business in Europe and North America.

LOAN TO YUESHEN'S SHAREHOLDER

As of December 31, 2005, there was $1,215,000 loan receivable due from the shareholder of Yueshen, a subsidiary of the Shanghai Classic. The purpose of the loan was to repay the working capital loan owed by the predecessor of Yueshen prior to PacificNet's acquisition and to finance Yueshen shareholder's other projects. This loan is collateralized with 106,240 PacificNet shares owned by the shareholder of Yueshen.

LOAN TO SOLUTEK'S DIRECTOR

As of December 31, 2005, there was a loan outstanding of $199,000 receivable from a director of Solutek, payable in three equal installments of $72,314 each, being principal plus interest, due on December 14 for three consecutive years ending 2007. The interest rate for the loan is 8% per annum plus 5% penalty interest in case it has not been timely paid. The loan is collateralized with 100,000 PacificNet's shares owned by the borrowing director and Ms Iris Lo, and the remaining assets of Smartime Holding Ltd.

LOAN TO DIRECTOR OF CLICKCOM

As of December 31, 2005, there was a loan of $257,000 receivable from the shareholders of Clickcom VIE. The loan was advanced by the Company to Clickcom VIE which in turn loaned to the shareholders of Clickcom VIE to finance the development of new projects. Pursuant to the loan agreement signed between the Company and Clickcom VIE, this loan has a two year term due on August 30, 2007 and bears a 2% interest rate and is personally and jointly guaranteed by all the three shareholders of Clickcom VIE on top of the pledged shares up to 130,000 PacificNet's shares and all remaining assets and equity ownership of Clickcom BVI.

LOAN TO SHAREHOLDER OF EPRO

As of December 31, 2005, a net loan receivable of $80,000 was due from a shareholder of Epro. The loan is unsecured, interest-free and repayable on demand.

LOAN PAYABLE TO RELATED PARTY

As of December 31, 2005, a loan of $369,000 was payable to a shareholder of EPRO. The loan was advanced to Epro for working capital purpose expiring by August 4, 2010 at Hong Kong Prime lending rate approximately 6.5% interest per annum prevailing in the year 2005.

15. SEGMENT INFORMATION

SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION ("SFAS 131"), establishes standards for reporting information about operating segments and for related disclosures about products, services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding allocation of resources and assessing performance. PacificNet's chief decision-makers, as defined under SFAS 131, is the Chief Executive Officer and Chairman. During 2005 and 2004, PacificNet had four operating segments.

The Company's reportable segments are operating units, which represent the operations of the Company's significant business operations. Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes the Company's other insignificant services and corporate related items, and, as it relates to segment profit (loss), income and expense not allocated to reportable segments.

FOR THE YEAR ENDED DECEMBER 31, 2005	Group 1. Outsourcing Business ($)	Group 2. VAS Business ($)	Group 3. Communications Distribution Business ($)	Group 4. Other Business ($)	Total ($)
Revenues	13,505,000	13,834,000	16,201,000	801,000	44,341,000
(% of Total Rev)	(30.5%)	(31.2%)	(36.5%)	(1.8%)	(100%)
Earnings / (Loss) from
Operations	1,360,000	3,899,000	558,000	(1,248,000)	4,569,000
(% of Total Profit)	(29.8%)	(85.3%)	(12.2%)	(-27.3%)	(100%)
Total Assets	7,335,000	19,363,000	9,493,000	15,012,000	51,203,000
(% of Total Assets)	(14.3%)	(37.8%)	(18.6%)	(29.3%)	(100%)
Goodwill	3,936,000	9,788,000	1,100,000	-	14,824,000
Geographic Area	HK, PRC	HK, PRC	HK, PRC	HK,PRC

For the year ended December 31, 2004	1.Outsourcing Business ($)	2. VAS Business ($)	3. Communications Distribution Business($)	4. Other Business ($)	Total ($)
Revenues	9,385,000	5,724,000	11,790,000	2,810,000	29,709,000
(% of Total Rev)	(31.5%)	(19.27%)	(39.68%)	(9.55%)	(100%)
Earnings / (Loss) from
Operations	1,000,000	1,859,000	85,000	(1,007,000)	1,937,000
(% of Total Profit)	(51.6%)	(96%)	(4.4%)	(-52%)	(100%)
Total Assets	6,017,000	2,600,000	5,018,000	19,615,000	33,250,000
(% of Total Assets)	(18.1%)	(7.8%)	(15.1%)	(59%)	(100%)
Goodwill	3,936,000	4,473,000	1,100,000	-	9,509,000
Geographic Area	HK, PRC	HK, PRC	HK, PRC	HK,PRC

For the year ended December 31, 2003	1.Outsourcing Business ($)	2. VAS Business ($)	3. Communications Distribution Business($)	4. Other Business ($)	Total ($)
Revenues	1,048	39	-	130	1,217
(% of Total Rev)	(86.1%)	(3.3%)	-	(10.6%)	(100%)
Earnings / (Loss) from	15	10	(18)	(1,344)	(1,337)
Operations
(% of Total Profit)	(-1.1%)	(-0.7%)	1.3%	(100.5%)	(100%)
Total Assets	2,830	365	3,052	1,523	7,770
(% of Total Assets)	(36.4%)	(4.7%)	(39.3%)	(19.6%)	(100%)
Goodwill	960	57	-	-	1,017
Geographic Area	HK	PRC	HK	HK, PRC,USA

The Company identifies and classifies its operating segments based on reporting entities that exhibit similar long-term financial performance based on the nature of the products and services with similar economic characteristics such as margins, business practices and target market. The operating segments are classified into four major segments which are summarized as follows:

(1) Outsourcing Services - involves human voice services such as Business Process Outsourcing, CRM, call center, IT Outsourcing and software development services. These types of services are conducted through our subsidiaries EPRO, Smartime/Soluteck and PacificNet Solution Ltd.

(2) Value-Added Telecom Ser vices (VAS) - primarily involves machine voice services such as Interactive Voice Response, SMS and related VAS, which are conducted through our subsidiaries such as ChinaGoHi, Linkhead, Clickcom and Guangzhou 3G/Sunroom. For example, Linkhead is a master reseller of NMS hardware and software platforms in China, and its voice cards are used as an integral part of voice hardware using CPCI industry control machines, and also by Media Servers to support access from PSTN and VoIP, softswitch and 3G networks.

(3) Communication Products Distribution Services Group - primarily involves voice products distribution such as distribution of calling cards and other products, which are conducted through our subsidiary Yueshen and PacificNet Communication. These calling cards differ from the phone cards in the VAS business as these cards are geared towards the end user, and include prepaid calling cards, IDD long distance calling cards, internet access cards, bundledcross-selling insurance cards, and shopping discount cards.

(4) Other Business -other administrative, financial and investment services and non-core businesses such as PacificNet Power Limited (PacPower), Pacific Financial Services Limited, PacificNet Games, etc.

Product and service revenues classified by major geographic areas are as follows (in thousands):

2005:	Hong Kong	PRC	United States	Total
Product revenue	$20,131	$3,216	$-	$23,347
Service revenue	$10,640	$10,354	$-	$20,994

2004:
Product revenue	$849	$18,638	$-	$19,487
Service revenue	$9,240	$982	$-	$10,222

2003:
Product revenue	$97	$39	$15	$151
Service revenue	$1,066	$-	$-	$1,066

16. RESTATEMENT AND CORRECTION OF ERROR

2004 Consolidated Income Statement and Consolidated Statement of Cash Flows

The 2004 consolidated income statement has been restated to present separately revenues and costs of revenues from product sales and services in accordance with Rule 5-03 of Regulation S-X. There was no effect on previously reported total revenues, total costs of revenues, net earnings or earnings per share amounts.

The 2004 consolidated statement of cash flows has been restated to properly reflect the changes in the balance sheet accounts resulting from minority interests accounting. The restatement had no effect on previously reported net increase in cash and cash equivalents or cash balances.

The restatement for the year ended December 31, 2004 can be summarized as follows:

	As Previously Reported	As Restated
Cash Flows from operating activities
Net earnings	$774	$774
Adjustment to reconcile net earnings to net cash provided by (used in)
operating activities:
Equity loss (earnings) of associated company	-	(32)
Minority Interest	2,506	1,623
Depreciation and amortization	78	78
Changes in current assets and liabilities net of effects from purchase of subsidiaries:
Accounts receivable and other current assets	(7,793)	(3,584)
Inventories	(1,221)	(1,221)
Accounts payable and other accrued expenses	1,921	(2,069)
Net cash provided by (used in) operating activities	(3,718)	(4,431)

Cash flows from investing activities
Decrease in restricted cash	(3,289)	(3,289)
Increase in purchase of marketable securities	(46)	(46)
Acquisition of property and equipment	(730)	(206)
Acquisition of subsidiaries and affiliated companies	(640)	(724)

	As Previously Reported	As Restated
Net cash used in investing activities	(4,705)	(4,265)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Repayments on under bank line of credit	(548)	(548)
Advances (repayments) of amount borrowed under capital lease obligations	(92)	(92)
Repayments on bank loans	(386)	(130)
Proceeds from sale of common stock	11,773	11,773
Repurchase of treasury shares	(99)	(99)
Proceeds from exercise of stock options and warrants	716	716
Net cash provided by (used in) financing activities	11,364	11,620

EFFECT OF EXCHANGE RATE ( ON CASH AND CASH EQUIVALENTS)	-	17

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,941	2,941
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,823	3,823
CASH AND CASH EQUIVALENTS, END OF YEAR	$6,764	$6,764

2005 Quarterly Reviews (unaudited)

As discussed in Note 1, the Company accounts for its VIEs in accordance with U.S. generally accepted accounting principles which requires the consolidation of VIEs from the date of acquisition. During 2005, the Company's quarterly consolidated financial condition, results of operations, and reported cash flow did not properly reflect VIE accounting. As a result, the quarterly financial statements have been restated.

The restatements for the interim periods ended March 31, 2005, June 30, 2005 and September 30, 2005 are summarized as follows:

	March 31, 2005		June 30, 2005		September 30, 2005
	Previously reported	As restated	Previously reported	As restated	Previously reported	As restated
BALANCE SHEET-
Total assets	31,012	31,927	38,986	43,017	40,232	43,365
Minority interest	2,198	2,319	3,207	4,957	3,718	5,316
Total liabilities	3,682	3,879	7,109	8,793	6,423	7,361
Additional paid-in capital	53,919	53,919	56,865	56,865	57,653	57,653
Retained earnings	(28,660)	(28,063)	(28,068)	(27,471)	(27,457)	(26,860)
Total stockholders' equity	25,132	25,729	28,670	29,267	30,091	30,688

Total liabilities and stockholders equity	31,012	31,927	38,986	43,017	40,232	43,365

INCOME STATEMENT:
Revenue	9,133	9,212	19,885	21,492	30,607	32,593
Minority Interest	(443)	(417)	(1,185)	(1,304)	(1,949)	(1,916)
Net income	415	415	1,008	1,008	1,619	1,619
Earnings per share
Basic	0.04	0.04	0.10	0.10	0.16	0.16
Diluted	0.04	0.04	0.10	0.10	0.15	0.15

	Three months ended March 31, 2005		Six months ended June 30, 2005		Nine months ended September 30, 2005
	Previously reported	As restated	Previously reported	As restated	Previously reported	As restated
Statement of Cash Flows
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	415	415	1,008	1,008	1,619	1,619
Adjustment to reconcile net earnings to net cash used in operating activities:
Equity loss (profit) of associated company		-	(4)	(4)	(12)	(12)
Provision for income tax	(10)	-	57	64	43	51
Minority Interest	(198)	417	811	1,304	1322	1,916
Depreciation and amortization	43	43	141	141	274	274
Changes in current assets and liabilities net of effects from purchase of subsidiaries:
Decrease in restricted cash*			2,796
Increase in loan receivables*			(3,238)
Accounts receivable and other current assets	(1976)	(2,153)	(975)	(2,027)	(2,832)	(3,029)
Inventories	(430)	(430)	(891)	(891)	(452)	(452)
Accounts payable and accrued expenses	(1482)	(2,137)	221	295	338	(234)
Net cash used in operating activities	(3,638)	(3,845)	(74)	(110)	300	133

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash		-		2,796	3,132	3,132
Increase in purchase of marketable securities	(36)	(36)	(421)	(421)	(409)	(409)
Acquisition of property and equipment	63	63	(1,200)	(1,341)	(1,346)	(1,844)
Acquisition of subsidiaries and affiliated companies	(233)	(233)	(3,984)	(1,183)	(2,238)	(1,183)
Increase in loan receivables from third parties				(2,081)		(1,597)
Increase in loan receivable from related parties				(1,157)		(1,349)
Net cash used in investing activities	(206)	(206)	(5,605)	(3,387)	(861)	(3,250)

The nature of the revisions of the statements of cash flows can be classified into three categories:

1. The effect of consolidating two variable interest entities was included per FIN 46(R) in the Statement of Cash Flows.

2. Reclassification of change in restricted cash from operating activities to investing activities.

3. Reclassification of loan receivables from financing activities to investing activities.

	Three months ended March 31, 2005		Six months ended June 30, 2005		Nine months ended September 30, 2005
	Previously reported	As restated	Previously reported	As restated	Previously reported	As restated
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to minority interest shareholders*	(339)
Increase in loan receivables from third party*					(1,597)
Increase in loan receivable from related parties*					(1,349)
Increase in loan payable to related parties	467	467	390	390	513	513
Advances (repayments) under bank line of credit	(836)	(582)	142	142	(7)	(7)
Increase (repayment) of amount borrowed under capital lease obligations		30	62	62	29	29
Increase in share consideration post acquisition of subsidiaries*			1,977
Proceeds from exercise of stock options and warrants	111	111	981	981	981	981
Advances under bank loans		(284)	727	727	5	5
Net cash provided by financing activities	(597)	(258)	4,279	2,302	(1,425)	1,521

NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,441)	(4,309)	(1,400)	(1,195)	(1,986)	(1,596)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,764	6,764	6,764	6,764	6,764	6,764
CASH AND CASH EQUIVALENTS, END OF PERIOD	2,323	2,455	5,364	5,569	4,778	5,168

CASH PAID (RECEIVED) FOR:
Interest	45	45	127	127	182	182
Income taxes	34	34	-	34	34	34

NONCASH INVESTING AND FINANCING ACTIVITIES:
Investment in subsidiaries acquired through issuance of common stock			1,977	1,977	2,762	2,871

The nature of the revisions of the statements of cash flows can be classified into three categories:

1. The effect of consolidating two variable interest entities was included per FIN 46(R) in the Statement of Cash Flows.

2. Reclassification of change in restricted cash from operating activities to investing activities.

3. Reclassification of loan receivables from financing activities to investing activities.

17. STATEMENTS OF CASH FLOWS SUPPLEMENTARY INFORMATION IN YEAR 2005:

During 2005, PACT made investments for approximately $8,196,000 in subsidiary companies in form of cash, subscription payable and equity consideration of $1,950,000, $2,275,000 and $3,971,000 respectively. This amount represents equity interests in ChinaGoHi (51%), Clickcom (51%) and Sunroom 3G (51%). The details of these acquisitions are separately disclosed in the notes of the consolidated financial statement under Note 2 "BUSINESS ACQUISITIONS". As the consideration for these acquisition transactions are part cash and part non-cash, the breakdown below is the cash portion paid or payable for the subsidiaries acquired:

	2005
	In US$000s	Remark
ChinaGoHi - subsidiary	$2,275
Clickcom - subsidiary	268	--
Sunroom 3G - subsidiary	1,683	--
Subtotal:	4,226
Cash still contained within the group on consolidation Less cash acquired in subsidiaries	(768)
Less: subscription payable	(2,275)	Note (a	)
Net cash paid for the acquisition:	$1,183

Note (a) of which $1,500 was eliminated due to inter-company payable

IN YEAR 2004:

During 2004, PACT made investments for approximately US$11,325,000 in subsidiary and affiliated companies in form of cash and equity consideration of US$1,688,000 and US$9,637,000 respectively. This amount represents equity interests in EPRO (50%), LINKHEAD (51%), SHANGHAI CLASSIC (YUESHEN) (51%), SMARTIME (51%) and TAKE1 (CHEER ERA) (30%). The details of these acquisitions are separately disclosed in the notes of the consolidated financial statement under Note 2 "BUSINESS ACQUISITIONS". As the consideration for these acquisition transactions are part cash and part non-cash, the breakdown below is the cash portion paid for the subsidiaries and affiliated company acquired:

	2004
	In US$000s	Reference
EPRO - subsidiary	$500.0	(a) below
LINKHEAD - subsidiary	222.5	(b) below
SHANGHAI CLASSIC (YUESHEN) - subsidiary	579.9	(c) below
SMARTIME - subsidiary	--
CHEER ERA - affiliated	385.6
Subtotal:	1,688
Less cash acquired in subsidiaries (a+b+c) less US$338.3 paid to selling shareholder of YUESHEN	(964)	Cash still contained within the group on consolidation
NET CASH PAID FOR THE ACQUISITION:	$724

18. EVENTS SUBSEQUENT TO DECEMBER 31, 2005 (UNAUDITED)

SALE OF CONVERTIBLE DEBENTURES On March 13, 2006, the Company consummated a private offering of $8,000,000 principal amount variable debentures due March 2009 (the Debentures) at an initial fixed conversion price of $10.00, and warrants to purchase up to 400,000 shares of the Company's common stock exercisable for a period of 5 years at an exercise price of $12.20 per share (the Warrants) with several institutional investors, which included Whalehaven Capital Fund Limited, DKR Soundshore Oasis Holding Fund Ltd., Basso Fund Ltd., Basso Multi-Strategy Holding Fund Ltd., Basso Private Opportunities Holding Fund Ltd., Iroquois Master Fund Ltd., C.E. Unterberg, Towbin Capital Partners I, LP and Alpha Capital AG. C.E. Unterberg, Towbin LLC advised the Company and acted as lead placement agent.

The Company has agreed to file a registration statement covering the resale of the shares underlying the Debentures and the Warrants under the Securities Act of 1933, as amended, on the earlier of (i) April 30, 2006, or (ii) the 30th calendar day following the date the Company files its Form 10-KSB with the Securities and Exchange Commission.

The Debentures and Warrants were sold in a transaction not involving a public offering and were issued without registration in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended and Regulation D promulgated there under.

BUSINESS ACQUISITIONS

On Jan 31, 2006, the Company, through its subsidiary PacificNet Strategic Investment Holdings Limited, consummated the acquisition of a 51% controlling interest in Guangzhou Wanrong Information Technology Co. Limited (Guangzhou Wanrong), one of the leading value-added telecom service providers in China, located in PRC Guangzhou, The purchase consideration for 51% of the equity interest of Guangzhou Wanrong was approximately US$1.75million, payable 21% in cash and 79% in restricted shares of PacificNet common stock valued at $8 per share, or about 173,000 restricted shares. Under the purchase agreement, Guangzhou Wanrong has made a guarantee to generate US$500,000 in annual net income. In the event of a shortfall, the purchase price will be adjusted accordingly. PacificNet will also invest approximately RMB 3 million (or about US$370,000) in Guangzhou Wanrong for general corporate purposes. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net income

On February 26, 2006, entered into an agreement to acquire a 51% majority interest in PacificNet iMobile (Beijing) Technology Co., Ltd ("iMobile"), one of the leading Internet information portal and e-commerce distributors for mobile phone a and accessories and mobile related value-added service providers in China. iMobile operates its e-commerce business via two Internet portals, "http://www.iMobile.com.cn" and "http://www.18900.com" and one WAP portal "17wap.com" for mobile phone browsing. In addition, iMobile's 18900.com operation is the designated Internet distributor for Motorola, Nokia, and NEC's mobile products in China.

The purchase consideration for 51% of the equity interest of iMobile is approximately US$1.8 million, which represents approximately seven times the anticipated future annual net income of iMobile. The purchase consideration is payable 14% in cash and 86% in restricted shares of PacificNet valued at $8 per share, or about 191,875 restricted shares. Under the purchase agreement, iMobile has committed to generate US$500,000 in annual net income. In the event of a shortfall, the purchase price will be adjusted accordingly. PacificNet will also invest approximately RMB2 million (about US$250,000) in iMobile for general corporate and working capital purposes to support growth. The purchase price is payable upon achievement of certain quarterly earn-out targets based on net income.

[END OF AUDITED FINANCIAL STATEMENTS FOR PACIFICNET INC.]

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

Business Disposition: Basis of Combination - Pro Forma

Unwinding of Business Acquisition

On December 19, 2005, PacificNet announced the execution by its wholly-owned subsidiary, PacificNet Strategic Investment Holdings Limited ("PacificNet Holdings”), of an Agreement for the Sale and Purchase of 51% of Lion Zone Holdings Limited (the “Sale and Purchase Agreement”). Pursuant to the terms of the Sale and Purchase Agreement, PacificNet Holdings acquired a 51% interest in Lion Zone Holdings Limited ("Lion Zone"), which holds a 100% interest in Shenzhen GuHaiGuanChao Investment Consultant Co., Ltd. ("ChinaGoHi"), a wholly-owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China.

On November 20, 2006, PacificNet Holdings executed an agreement to terminate (the “Termination Agreement”), the Sale and Purchase Agreement with Lion Zone, ChinaGoHi and Mr. Wang Wenming (collectively, the “Sellers”). The Termination Agreement was effective as of November 1, 2006. As a result of the Termination Agreement, Mr. Wang Wenming and Lion Zone agreed to return to PacificNet Holdings, (1) HKD$3,000,000, (2) USD$100,000 in cash, and (3) 275,000 in restricted shares of PacificNet, and PacInvest returned its 51% interest in Lion Zone to Mr. Wang. Additionally, the Sellers agreed to waive PacificNet Holdings’s obligation during the term of the Sale and Purchase Agreement to issue restricted shares of PacificNet and to provide certain loans to the Sellers. PacificNet Holdings reserved its right to re-purchase the 51% interest within 2 years of the date of signing the Termination Agreement for a purchase price of 5 times net profit based on U.S. GAAP audited financial for a period of 12 months after signing. All of the parties to the Termination Agreement agreed to waive any liabilities of each party which may result from the Termination Agreement.

The decision to terminate the Sale and Purchase Agreement was due to ChinaGoHi’s inability to obtain the approval of, and get the necessary license to operate from the China Securities Regulatory Commission (“CSRC”).  PacificNet has previously disclosed in its periodic reports filed with the Securities and Exchange Commission, that in the past, the Chinese government has stopped the distribution of information over the Internet or through VAS that it believes violates PRC law.  PacificNet has disclosed the risk that if the PRC government were to take any action to limit or prohibit the distribution of information through its networks or via our VAS, or to limit or regulate any current or future content or services available to users on its network, its business could be significantly harmed.  In July 2006, the Chinese Broadcasting Bureau along with the CSRC banned the TV membership sales model, which was the model ChinaGo Hi employed in its business. The Sale and Purchase Agreement provided that if ChinaGoHi or Lion Zone was banned or in any way restricted from conducting business under the existing or new PRC laws or legislation during the period from signing the Sale and Purchase Agreement to July 1, 2006, and ChinaGoHi failed to change its business model in good faith to adapt to the new regulations, and such failure resulted in any shortcoming of the accumulated net profit, ChinaGoHi and Lion Zone would return to PacificNet Holdings all the cash and shares they obtained under the Agreement.

In connection with the unwinding of this transaction, the Company will recover its original consideration paid in connection with its original acquisition of ChinaGoHi. Such consideration consists of a combination of stock and cash. The net assets that the Company originally acquired from ChinaGoHi were valued (based on a 51% equity stake) at $2,493,319 at December 31, 2005. Goodwill of $881,861 was also recorded at December 31, 2005. As of September 30, 2006 goodwill had increased by approximately $1.1 million.

The Company’s gain or loss on disposition, if any, will be calculated and reflected in the fourth quarter of 2006.

The accompanying combined financial statements present on a pro forma basis the combined balance sheet and the statement of combined operations of PacificNet and ChinaGoHi. Pro forma adjustments for the balance sheet were computed assuming the disposition was undertaken as of the most recent consolidated balance sheet date at the time of disposition Pro forma adjustments for the consolidated income statements were computed as if the disposition had taken place at the beginning of the last fiscal year and current interim period.

PacificNet Inc.
Pro forma without Lion Zone	PACT consol	Less: Lion Zone							PACT without Lion Zone
USD'000	Nine months ended September 30, 2006	Nine months ended September 30, 2006	Pro forma adjustment (1)	Pro forma adjustment (2)	Pro forma adjustment (3)	Pro forma adjustment (4)	Pro forma adjustment (5)	Pro forma adjustment (6)	Nine months ended September 30, 2006

ASSETS
Current Assets:
Cash and cash equivalents	7,439	1,065			485				6,859
Restricted cash - pledged bank deposit	232								232
Accounts Receivable, net of allowances for doubtful accounts of $622 and $5	13,116								13,116
Inventories	2,039								2,039
Loans receivable from related parties	4,879	2,284							2,595
Loans receivable from third parties	1,219								1,219
Other Current Assets	8,782	2,236			1,400				7,946
TOTAL CURRENT ASSETS	37,706	5,585							34,006

Property and Equipment, net	8,731	460							8,271
Investments in affiliated companies and subsidiaries	776		3,375	1,100	-4,475				776
Marketable equity securities - available for sale	545								545
Goodwill	18,385		-882	-1,100					16,403
Other assets-convertible debt issuance cost (net)	927								927

TOTAL ASSETS	67,070	6,045							60,928

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Bank Line of Credit	1,082								1,082
Bank Loans-current portion	992								992
Capital Lease Obligations - current portion	133								133
Accounts Payable	3,931	2							3,929
Accrued Expenses and other payables	2,586	365							2,221
Income tax payable	113								113
Subscription payable	390				-390				-
Loan payable to related party	373								373

TOTAL CURRENT LIABILITIES	9,600	367							8,843

Long-term liabilities:
Bank Loans - non current portion	1,436								1,436
Capital Lease Obligations - non current portion	148								148
Convertible debenture	8,000								8,000
Warrant Liability	268								268
Compound Embedded Derivatives Liability	357								357
Interest discount	(1,530)								(1,530)
Liquidated damages liability	800								800
TOTAL LONG-TERM LIABILITIES	9,479	-							9,479

TOTAL LIABILITIES	19,079	367							18,322

Minority Interests in Consolidated Subsidiaries	11,586		-2,426			-169	-120	-83	8,788
Commitments and Contingencies									-
Stockholders' Equity:									-
Preferred stock, par value $0.0001, Authorized - 5,000,000 shares									-
Issued and outstanding - none									-
Common Stock, par value $0.0001, Authorized - 125,000,000 shares									-
Issued and outstanding:									-
September 30, 2006 - 13,983,497 issued; 11,646,836 outstanding									-
December 31, 2005 - 12,000,687 shares issued, 10,831,611 outstanding	1	35	35						1
Treasury Stock, at cost (2006 Q3:2,336,661 Shares, 2005:1,169,663 shares)	(243)								(243)
Additional Paid-In Capital	62,201	2,221	2,221		-2,200				60,001
Cumulative Other Comprehensive gain (loss)	266	170						83	179
Accumulated Deficit	(25,386)	3,252	2,663			169	120		(25,686)
Less: stock subscription receivable	(434)								(434)

TOTAL STOCKHOLDERS' EQUITY	36,405	5,678							33,818

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	67,070	6,045							60,928
Description of pro forma adjustments:

(1) To reverse the elimination of investments in 2005
(2) To reverse the elimination of investments in 2006
(3) To reverse the investment cost
(4) To reverse the elimination of minority interest's share of 2005 net profit
(5) To reverse the elimination of minority interest's share of 2006Q1-Q3 net profit
(6) To reverse the elimination of minority interest's share of foreign currency adjustment

PacificNet Inc.
Pro forma without Lion Zone	PACT consol	Less: Lion Zone		PACT without Lion Zone
USD'000	Nine months ended September 30, 2006	Nine months ended September 30, 2006	Pro forma adjustment (1)	Nine months ended September 30, 2006

PacificNet Inc.
(USD'000)
Revenues	47,239	5,299		41,940

Cost of Revenues	(33,352)	(271)		(33,081)

Gross Profit	13,887	5,028		8,859

Selling, General and Administrative expenses	(9,982)	(4,673)		(5,309)
Inventory writedown charge	(486)			(486)
Bad debt Expense	(657)			(657)
Depreciation and amortization	(474)	(67)		(407)
Interest expense	(851)			(851)

EARNINGS FROM OPERATIONS	1,437	289		1,148

Interest income	177			177
Gain in change in fair value of derivatives	1,212			1,212
Liquidated damages expense	(800)			(800)
Sundry income, net	173			173

EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	2,199	289		1,910

Provision for income taxes	(319)	(45)		(274)
Share of earnings of associated companies	129			129
Minority Interests	(1,405)		120	(1,285)

NET EARNINGS AVAILABLE TO COMMON STOCKHOLDERS	604	244		480
Description of the pro forma adjustment:

(1) To reverse the minority interest of Lion Zone

PacificNet Inc.
Pro forma without Lion Zone	PACT consolidated	Less: Lion Zone Year 2005	PACT without Lion Zone
USD'000	Year 2005	after acquisition	Year 2005
Revenues	44,341	1,194	43,147
Cost of Revenues	(33,439)	(182)	(33,257)
Gross Profit	10,902	1,012	9,890
Selling, General and Administrative expenses	(5,811)	(585)	(5,226)
Interest expense	(229)		(229)
Depreciation and amortization	(293)	(3)	(290)
EARNINGS FROM OPERATIONS	4,569	424	4,145
Interest income	246		246
Other income (expense), net	830	12	818
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	5,645	436	5,209
Provision for income taxes	(222)	(92)	(130)
Share of income of associated companies	(8		(8)
Minority Interests	(2,926		(2,757	)(1)
Loss from discontinued operations	-		0
NET EARNINGS AVAILABLE TO COMMON STOCKHOLDERS	2,489	344	2,314
DESCRIPTION OF THE PRO FORMA ADJUSTMENT:

(1) Minority Interest after pro forma adjustment of $169,000

[END OF FINANCIAL STATEMENTS]

__________________________

3,152,228 Shares

Common Stock

PACIFICNET INC.

__________________________

Prospectus

__________________________

December 8, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.